PROSPECTUS

Filed pursuant to Rule 424(b)(3)
SEC File No. 333-142012

Idearc Inc.

Offer to Exchange

$2,850,000,000 Outstanding 8% Senior Notes due 2016

for $2,850,000,000 Registered 8% Senior Notes due 2016

The New Notes:

The terms of the new notes offered in the exchange offer are substantially identical to the terms of the old notes, except that the new notes are registered under the Securities Act of 1933 and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP or ISIN number from the old notes and will not entitle their holders to registration rights.

Investing in the new notes involves risks. You should carefully review the risk factors beginning on page 13 of this prospectus before participating in the exchange offer.

The Exchange Offer:

•	Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on June 5, 2007, unless extended.

•	No public market currently exists for the notes.

The Guarantees:

Each of our material domestic subsidiaries that guarantees our obligations under our senior credit facilities will guarantee the new notes on an unsecured senior basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2007.

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in the prospectus. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In making an investment decision, investors must rely on their own examination of the issuer, the guarantors, and the terms of the offer, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

In connection with the exchange offer, we have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4, under the Securities Act of 1933, relating to the new notes to be issued in the exchange offer. As permitted by Securities and Exchange Commission rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of the exchange offer, please refer to the registration statement, including its exhibits.

The public may read and copy any reports or other information that we file with the Securities and Exchange Commission. Such filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. The Securities and Exchange Commission’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with

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the Securities and Exchange Commission at its public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also obtain a copy of the registration statement relating to the exchange offer and other information that we file with the Securities and Exchange Commission at no cost by calling us or writing to us at the following address:

Idearc Inc.

P.O. Box 619810

2200 West Airfield Drive

DFW Airport, Texas 75261

Attn: Investor Relations

(972) 453-7000

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by May 29, 2007.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOTES IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS.

The delivery of this prospectus shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of Idearc Inc. or any of its subsidiaries or affiliates since the date hereof.

NOTICES TO CERTAIN NON-U.S. RESIDENTS

European Economic Area Investors

In any member state of the European Economic Area that has implemented the Prospectus Directive 2003/71/EC, this communication is only addressed to and is only directed at qualified investors in such member state of the European Economic Area within the meaning of the Prospectus Directive. This prospectus has been prepared on the basis that all offers of new notes will be made pursuant to an exemption under such Prospectus Directive, as implemented in such member state of the European Economic Area, from the requirement to produce a prospectus for offers of new notes. Accordingly, any person making or intending to make any offer within the European Economic Area of new notes that are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for the issuer or the guarantors of the new notes to produce or supplement a prospectus for such offer. Neither the issuer nor the guarantors of the new notes have authorized, nor do they authorize, the making of any offer of new notes through any financial intermediary. The offering of the new notes by the issuer constitutes the final placement of the new notes contemplated by this prospectus.

UK Investors

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (3) high net worth companies, and other persons to whom it may lawfully be communicated falling within Article 49(2) (a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The new notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Relevant persons referred to in clauses (2) and (3) above who are also qualified investors in a member state of the European Economic Area, are referred to as “UK Eligible Investors.”

Certain Representations and Warranties

Any person acquiring the new notes will be required in any acceptance of any offer of new notes to represent and warrant, and by accepting any new notes will be deemed to have represented and warranted, as follows:

EEA Investors

If it is located or resident in any member state of the European Economic Area, it is a qualified investor in such member state of the European Economic Area , and in the case of any new notes that may be acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive 2003/71/EC as implemented in such member state of the European Economic Area:

(1) it will not have acquired the new notes on behalf of, or with a view to offering or reselling the new notes to, persons in any member state of the European Economic Area other than a qualified investor in such member state of the European Economic Area; or

(2) where new notes may be acquired by it on behalf of persons in any member state of the European Economic Area other than a qualified investor in such member state of the European Economic Area, the offer of those new notes to it would not be treated under the Prospectus Directive 2003/71/EC as implemented in such member state of the European Economic Area as having been made to such other persons.

The expression an “offer” in relation to any new notes in any member state of the European Economic Area means the communication in any form and by any means of sufficient information on the terms of the offer and any new notes to be offered so as to enable an investor to decide to purchase or subscribe for the new notes, as the same may be varied in that member state of the European Economic Area by any measure implementing the Prospectus Directive 2003/71/EC in that member state of the European Economic Area and the term “offering” will have a correlative meaning.

U.K. Investors

If it is located or resident in the United Kingdom, it is a “UK Eligible Investor” referred to above under “Notices to Certain Non-U.S. Residents—UK Investors.”

TERMS USED IN THIS PROSPECTUS

Unless otherwise noted or indicated by the context, in this prospectus, the following terms have the meanings indicated:

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“we,” “our,” “us,” “Company” and “Idearc” refer to Idearc Inc. and its subsidiaries where applicable. When the context so requires, we use these terms to refer to our historical businesses prior to the spin-off.

•	“Idearc Information Services” and “IIS” refer to Idearc Information Services LLC.

•	“Verizon” refers to Verizon Communications Inc.

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“the spin-off” and “the spin-off transactions” refer to the transactions related to the separation of our business from Verizon, as described in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Spin-Off from Verizon.”

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“New notes” refers to the new series of notes offered hereby having terms identical to the old notes, except that the new notes will be registered under the Securities Act of 1933 and therefore will not be subject to restrictions on transfer; will not be subject to provisions relating to additional interest; will bear a different CUSIP or ISIN number from the old notes; will not entitle their holders to registration rights; and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

•	“Notes” refers to both the old notes and the new notes.

•	“Old notes” refers to the currently outstanding $2,850,000,000 principal amount 8% Senior Notes due 2016 that we issued in the spin-off transactions.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read the entire prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus and the section entitled “Risk Factors” beginning on page 13 of this prospectus.

Our Company

Our multi-platform portfolio strongly positions us in our market space. We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. Our products include print yellow pages, print white pages, Superpages.com® (our Internet yellow pages directory) and an information directory for wireless subscribers, Superpages MobileSM. We are the exclusive official publisher of Verizon print directories in the markets in which Verizon is currently the incumbent local exchange carrier, which we refer to as our incumbent markets. We use the Verizon brand on our print directories in our incumbent markets, as well as in our current markets in which Verizon is not the incumbent, which we refer to as our independent markets.

We, together with our predecessors, have more than 125 years of experience in the print directory business. We believe that we have consistently held a leading market position in our incumbent markets. We publish our directories in approximately 360 markets in 35 states across the United States and the District of Columbia, providing a geographically diversified revenue base. In 2006, we published more than 1,200 distinct directory titles, including more than 1,100 directory titles in our incumbent markets and more than 100 directory titles in our independent markets, and distributed approximately 130 million copies of these directories to businesses and residences in the United States. In addition, in 1996, we launched Superpages.com, which includes approximately 18 million business listings and tens of millions of residential listings in the United States. In 2006, Superpages.com had more than 2.8 billion network searches. We believe that we have an opportunity to increase the revenues from our independent print and Internet yellow pages directories businesses over the next several years.

We derive our revenues primarily through the sale of print directory advertising. Approximately 93% of our revenues for 2006 came from the sale of advertising in print directories. The remaining 7% came from our Internet business, which includes Superpages.com. In 2006, we generated revenues of $3,221 million and operating income of $1,323 million.

Our strategy is to continue to connect our advertising customers with buyers through our multi-platform suite of products that include print and Internet yellow pages directories and other complementary products.

We believe that businesses choose our products and services because they value the return on investment they achieve when advertising through our products and services relative to other media, the fact that a large number of consumers who consult yellow pages directories actually make a purchase, the broad and diverse demographic and geographic base of consumers who use our products and services, including our advanced Internet products and relationships with several search engines, and the quality of our client service and support.

We completed our spin-off from Verizon on November 17, 2006. In connection with the spin-off, we issued approximately 146 million shares of our common stock and $9,115 million in debt. In addition, we entered into various agreements with Verizon, including a 30-year publishing agreement pursuant to which we are the official publisher of Verizon print directories with rights to publish yellow pages under the Verizon brand in both our incumbent and current independent markets.

Competitive Strengths

We believe that our multi-platform portfolio possesses the following strengths that will enable us to continue to compete successfully in the local advertising market:

Leading market position. We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. In connection with the spin-off, we entered into a 30-year publishing agreement with Verizon, under which we are the exclusive official print directory publisher of Verizon Yellow Pages in our incumbent markets. Pursuant to our branding agreement with Verizon, we use the Verizon brand on our print directories in our incumbent and current independent markets. We believe our position as the official publisher of Verizon print directories in our incumbent markets drives consumer awareness and usage of our directories. In addition, we believe that the Verizon brand and Verizon’s long-term presence as the incumbent local exchange carrier have positioned us as a preferred directory for both consumers and local advertisers in our incumbent markets and provide us immediate credibility as we expand into independent markets.

Diverse and attractive markets. We currently publish our directories in approximately 320 incumbent markets and more than 40 independent markets. We operate in 35 states across the United States and the District of Columbia. We believe our markets are attractive for local and national advertisers due to high concentrations of well-educated and affluent residents and consumer spending that tends to be higher than the national average. We select independent markets by assessing potential for sustained growth, ability to make a meaningful positive contribution to our profitability within two to three years of entry, ability to enhance our Superpages.com content, ability to expand our print footprint to attract national advertisers, the current competitive landscape and the proximity to our existing sales force. In 2006, our top ten directories, as measured by revenues, accounted for only 11% of our revenues and no single directory accounted for more than 2% of our revenues.

Superior value proposition for our advertisers. We believe directory advertising provides our advertisers with a greater value proposition than other media because it targets consumers at the key time when they are actively seeking information to make a purchase. We believe that our directory advertising generally provides a competitive cost per reference. Cost per reference is a measure of an advertiser’s cost per contact (e.g., a telephone call or consumer visit) generated from advertising through our products and services. We also believe that our directory advertising provides a higher return on investment than many other local advertising alternatives, including newspapers, television and radio. We offer our customers an array of complementary products in which they can advertise, including smaller-sized portable Verizon Yellow Pages Companion Directories, community directories in specific neighborhoods, Superpages.com, Superpages Mobile and Solutions Direct ™ and Solutions at Hand ™ products that extend our customers’ reach into other media categories.

Large locally based sales force. As of December 31, 2006, we had more than 3,000 sales representatives, including sales management, operating throughout the United States. The majority of our sales force is locally based, operates from 56 regional offices and consists of premise sales representatives who generally focus on high-revenue customers. We believe the size, local presence and local market knowledge of our sales force is a competitive advantage that enables us to develop and maintain long-standing relationships with our advertisers. Our local print customer renewal rate (which excludes the loss of customers that did not renew because they are no longer in business) has remained above 85% over the past three years and exceeds 90% for our highest value customers. In addition, we have well-established training programs, practices and procedures to manage the productivity and effectiveness of our sales force. See “Business—Sales and Marketing.”

Leading Internet yellow pages directory. We view Superpages.com as a natural extension of, and complement to, our print directories, enabling us to deliver additional high-quality leads for our customers. We believe that Superpages.com, which includes approximately 18 million business listings and tens of millions of residential listings in the United States, is the nation’s leading Internet yellow pages directory. For instance, Superpages.com was the first Internet yellow pages directory to offer both fixed-fee and performance-based advertising product (PBAP) options. In addition, it has a wide range of enhancements, including user reviews, links to web-based shopping information, self- and full-service fulfillment options, website design and hosting services and an accompanying search engine marketing option for businesses that do not have the capabilities or resources to navigate Internet marketing. Under agreements with several major search engines, we place local advertising content on the search engines’ websites, providing us with higher traffic volume while retaining the customer relationship. We believe that even as those search engines develop their own local search capabilities, they will continue to find these agreements beneficial because our local sales force provides them access to local advertising content without having to invest in their own local sales force.

Product innovation and product adaptation. We offer a broad product portfolio that provides our customers additional high-quality leads. In addition to our print directories, we offer print extensions, such as Solutions at Hand magazines and Solutions Direct advertising postcard packages, to enable us to capture revenue in the $56 billion direct mail industry and $13 billion magazine industry, as well as Superpages.com, our Superpages Mobile service for wireless phone subscribers and a broad and well-established distribution platform. We believe we are adept at both developing innovative products and adapting quickly to consumer preferences, thus enabling us to maintain our strong position in the directories market. For instance, in 1996, we launched Superpages.com to enter into the Internet yellow pages directory business and to complement and support our print yellow pages base. Since then, we have further developed Superpages.com to adapt to market demands and advances in technology and to effectively compete against or partner with other online information providers. In addition, in 2005, we introduced Verizon Yellow Pages Companion Directories, which are convenient, smaller-sized directories that are distributed in conjunction with the full-size Verizon Yellow Pages. Advertising in the companion directories is available only to businesses that maintain or increase their programs in the core directory. Within a year of introducing our smaller-sized directories, we became the largest publisher of smaller-sized companion directories. We also publish more than 60 Hispanic directories, which we believe is substantially more than any of our competitors.

Diverse customer base. We generate our revenues from our large base of customers, which was approximately 850,000 as of December 31, 2006. As of December 31, 2005, we had approximately 880,000 customers. The 3.5% decline in customers from 2005 to 2006 was primarily due to the loss of small customers with entry level programs. We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser and our customer renewal rates (which exclude the loss of customers that did not renew because they are no longer in business) have been over 85% for the past three years and over 90% for our highest value customers. In 2006, no single customer accounted for more than 0.06% of our revenues, with our top ten customers representing less than 0.5% of our revenues.

Resilient business model. A substantial reduction in our sales force in 2003 from a management voluntary separation program offered to all of Verizon’s non-union and certain union employees resulted in a decline in revenue of approximately 4.0% from 2004 to 2005 and approximately 4.5% from 2005 to 2006. Despite this decline, we maintained operating income margins of 46% in 2004, 49% in 2005 and 41% in 2006.

Favorable cash flow characteristics. Our business benefits from strong revenue visibility, low capital requirements and significant cash flow generation. The pre-sold nature of directory advertising provides significant revenue and cash flow visibility because advertisers generally pay on a monthly basis over the life of a print directory, which is typically one year, and over the term of Internet advertising, which is also typically one year. The capital expenditure requirements of our business are modest and amounted to $64 million, $78 million and $85 million in 2006, 2005 and 2004, respectively, in each case representing less than 2.5% of total operating revenue. As a result, we generate strong free cash flow.

Experienced management team. We have a strong and experienced senior management team across all areas of our organization, including sales, finance, operations, marketing and customer service. Our senior management team has an average of more than 25 years of experience in the telecommunications and directory publishing industries.

Business Strategy

Our strategy is to continue to connect our advertising customers with buyers through a variety of cost-effective products that include print and Internet yellow pages directories and other complementary products. In order to execute our strategy, we will continue to rely on our core strengths, including our leading market position in our incumbent markets, our large locally based sales force, the Verizon brand, our diverse and attractive markets, our leading position in the Internet yellow pages directory market and our focused product innovation.

The principal elements of our business strategy include:

•	Invest in our print business and related growth initiatives. We are investing in our sales force, products, distribution and advertising and continue to selectively expand into additional markets.

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Enhance advertiser value. To further improve advertisers’ return on investment, we continue to implement and refine programs that align each advertiser’s costs with the value of the advertising program purchased. In addition, we will introduce and market new products that provide our advertisers with additional opportunities to reach consumers and further enhance their cost per reference.

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Leverage the Verizon brand and promote our new Idearc brand. We use the Verizon brand on our print directories in our incumbent and current independent markets. We believe the Verizon brand has positioned us as a preferred directory for both consumers and local advertisers in our incumbent markets and provides us immediate credibility as we expand into independent markets. In addition, we invest in brand awareness campaigns that introduce our new Idearc brand by reinforcing the benefits we offer consumers and advertisers.

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Continue to leverage and invest in our large locally based sales force. We are recruiting, hiring and training additional sales representatives to ensure that we can take full advantage of market opportunities. We invest in and develop training programs to enhance our sales force productivity and to effectively manage our customer relationships. We employ a number of sales representatives slightly above necessary levels to maintain an adequate number of trained, professional sales representatives. We believe that our sales force will further penetrate the markets we currently serve and increase our sales volume. Furthermore, we offer an incentive-based compensation plan, which we believe results in increased productivity and lower employee turnover.

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Further develop our Internet yellow pages directory service and continue to establish relationships with Internet companies. We are continuing to enhance Superpages.com, as well as pursue additional relationships with major search engines and Internet content providers. We will take advantage of our local sales force infrastructure and broad customer base to further develop relationships with Internet companies. We believe that our full-service offerings and relationships with Internet companies will continue to differentiate us from our competitors.

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Continue to implement market-specific strategies. We intend to continue to implement market-specific strategies to stabilize print product revenues in certain densely populated urban areas. Examples of these strategies include continued investment in the local sales force, adjusting the geographic reach of specific directories to reflect changing demographics and shopping patterns, adjusting the timing and method of directory distribution and expanding our product line to attract new spending from our customer base. In our other regions of the country that are realizing higher business formation, we intend to continue to invest in sales resources, distribution and products that capture customer growth and enhance revenue performance.

In addition to our business strategies listed above, we may from time to time in the future seek to grow our business by making acquisitions or entering into partnerships and joint ventures.

The Spin-Off Transactions

The Spin-Off

The separation of Idearc from Verizon was structured as a spin-off. Verizon transferred to Idearc all of its ownership interest in Idearc Information Services, which was converted into a limited liability company prior to such contribution, and other assets, liabilities, businesses and employees primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations, which we refer to collectively as the contribution.

In connection with the spin-off, we entered into credit facilities, which we refer to as the credit facilities, providing for an aggregate amount of $6,515 million, consisting of (i) a senior secured revolving credit facility in the principal amount of $250 million and (ii) a senior secured term loan facility in an aggregate principal amount of $6,265 million consisting of (a) a tranche A term loan facility of $1,515 million (the tranche A facility) and (b) a tranche B term loan facility of $4,750 million (the tranche B facility) (we refer to the tranche B facility, and together with the tranche A facility, as the term loan facilities).

In exchange for the contribution, Idearc (i) issued to Verizon additional shares of Idearc common stock, which Verizon distributed to Verizon’s stockholders pro rata in the spin-off, (ii) issued to Verizon the old notes and a portion of the loans under the tranche B facility, which we collectively refer to as the Idearc debt obligations, and (iii) transferred to Verizon $2,429 million from cash on hand, from the proceeds of the loans under the tranche A facility and from the proceeds from the remaining portion of the loans under the tranche B facility. See “Description of Other Indebtedness.”

After the contribution, Verizon spun-off Idearc to the stockholders of Verizon by distributing all its shares of Idearc common stock to Verizon stockholders on a pro rata basis.

As a result of the spin-off, Idearc became an independent public company, although Idearc continues to have a number of significant commercial arrangements with Verizon. Idearc common stock is listed on the New York Stock Exchange under the symbol “IAR.”

The Debt Exchange	Following the spin-off, Verizon exchanged the Idearc debt obligations for certain outstanding Verizon debt, thereby reducing Verizon’s outstanding indebtedness.

Relationship with Verizon After the Spin-Off	In connection with the spin-off, we entered into agreements with Verizon to define the initial relationship between Verizon and us with respect to a number of services that will be provided. These agreements became effective immediately after the consummation of the spin-off. In particular, we entered into the following agreements with Verizon:

•	a transition services agreement under which Verizon provides us with services on an interim basis,

•	a publishing agreement,

•	a non-competition agreement,

•	a branding agreement,

•	a listings license agreement,

•	a billing and collection agreement,

•	an employee matters agreement,

•	an intellectual property agreement, and

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an agreement providing for the sharing of taxes incurred before and after the spin-off, indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the spin-off.

Debt

After giving effect to the issuance of the old notes, the borrowing under the credit facilities and certain expenses related to the transactions, we have $9,115 million (including $2,850 million of the notes) of indebtedness. Immediately following the spin-off, we had combined cash and equivalents of approximately $100 million and available liquidity under the revolving credit facility of approximately $249 million (net of $1 million of letters of credit issued). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Other Indebtedness.”

Additional Information

Idearc Inc. is a Delaware corporation. Our principal executive offices are located at 2200 West Airfield Drive, DFW Airport, Texas 75261, and our telephone number there is (972) 453-7000. Our website address is www.idearc.com. The information on our website is not deemed part of this prospectus.

Summary of the Terms of the Exchange Offer

On November 17, 2006, we completed an offering of $2,850 million aggregate principal amount of 8% Senior Notes due 2016, or the old notes. The offering of the old notes was made only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S, and accordingly was exempt from registration under the Securities Act of 1933.

Securities Offered	Up to $2,850 million aggregate principal amount of our 8% Senior Notes due 2016, which we refer to as the new notes, which have been registered under the Securities Act of 1933.

The terms of the new notes offered in the exchange offer are identical in all material respects to those of the old notes, except that the new notes will:

•	be registered under the Securities Act of 1933 and therefore will not be subject to restrictions on transfer;

•	not be subject to provisions relating to additional interest;

•	bear a different CUSIP or ISIN number from the old notes;

•	not entitle their holders to registration rights; and

•	be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

The Exchange Offer

You may exchange old notes for new notes. Subject to the satisfaction or waiver of specified conditions, we will issue the new notes for all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

Resale of the New Notes

We believe the new notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, subject to some conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Registration Rights Agreement

We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchasers of the old notes. We have agreed to use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective within 270 days after the date of issuance of the old notes. We have further agreed to commence the exchange offer promptly after the registration statement of which this prospectus is a part becomes effective and to hold the offer open for the period required by applicable law (including pursuant to any applicable interpretation by the staff of the Securities and Exchange Commission), but in any event for at least 20 business days. See “The Exchange Offer.”

Consequences of Failure to Exchange the Old Notes	You will continue to hold the old notes that remain subject to their existing transfer restrictions if you:

•	do not tender your old notes; or

•	tender your old notes and they are not accepted for exchange.

We will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” and “Risk Factors—Risks Related to the Notes.”

Upon completion of the exchange offer, there may be no market for the old notes that remain outstanding and you may have difficulty selling them.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on June 5, 2007, or the “expiration date,” unless we extend either or both of them, in which case expiration date means the latest date and time to which the exchange offer has been extended.

Interest on the New Notes

The new notes will accrue interest from the most recent date to which interest has been paid or provided for on the old notes or, if no interest has been paid on the old notes, from the date of original issue of the old notes.

Conditions to the Exchange Offer

The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the Securities and Exchange Commission or its staff or any action or proceeding has been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer, or any material adverse development has occurred in any existing action or proceeding with respect to us. The foregoing conditions are for our sole benefit and may be waived by us. In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes if:

•	at any time any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part; or

•	at any time any stop order is threatened or in effect with respect to the qualification of the indenture governing the notes under the Trust Indenture Act of 1939.

See “The Exchange Offer—Conditions.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any of the foregoing events.

Procedures for Tendering Old Notes

If you wish to participate in the exchange offer, you must submit required documentation and tender your old notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus and in the letter of transmittal or electronic acceptance instruction. See “The Exchange Offer—Procedures for Tendering Old Notes,” “—Book-Entry Transfer” and “—Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures

If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in “The Exchange Offer—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of New Notes

Except in some circumstances, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. We may reject any and all old notes that we determine have not been properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We may waive any irregularities in the tender of the old notes. See “The Exchange Offer—Procedures for Tendering Old Notes,” “—Book-Entry Transfer,” and “—Guaranteed Delivery Procedures.” We will have no obligation to register the old notes after we consummate the exchange offer.

Certain U.S. Federal Tax Considerations	We believe that the exchange of the old notes for the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. Federal Tax Considerations.”

Exchange Agent	U.S. Bank National Association, is serving as the exchange agent.

Summary of the Terms of the New Notes

The terms of the new notes offered in the exchange offer are identical in all material respects to the terms of old notes, except that the new notes:

•	will be registered under the Securities Act of 1933 and, therefore, will not be subject to restrictions on transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP or ISIN number from the old notes;

•	will not entitle their holders to registration rights; and

•	will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the new notes.

Issuer	Idearc Inc.

Maturity Date	The notes mature on November 15, 2016.

Interest Payment Dates	May 15 and November 15, commencing on November 15, 2007. Interest has been accruing on the notes since November 17, 2006.

Ranking	The old notes are and the new notes will be general unsecured obligations of Idearc Inc. and rank:

•	equal in right of payment to all of our existing and future unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes;

•	senior in right of payment to any of our future indebtedness and other obligations that are, by their terms, expressly subordinated in right of payment to the notes; and

•

effectively subordinated to all of our secured indebtedness and other secured obligations to the extent of the value of the assets securing such indebtedness and other obligations and to all indebtedness and other liabilities of our subsidiaries (other than subsidiaries that become subsidiary guarantors).

The old notes are and the new notes will be guaranteed, on a senior basis, by each domestic subsidiary of Idearc that guarantees all or a portion of our indebtedness under the credit facilities. These guarantees are subject to termination under specified circumstances. See “Description of Notes—Subsidiary Guarantees.” The senior note guarantee of each guarantor is an unsecured senior obligation of that guarantor and ranks:

•

equal in right of payment to all existing and future unsecured indebtedness and other obligations of that guarantor that are not, by their terms, expressly subordinated in right of payment to its senior note guarantee;

•	senior in right of payment to any future indebtedness and other obligations of that guarantor that are, by their terms, expressly subordinated in right of payment to its senior note guarantee; and

•	effectively subordinated to all secured indebtedness and other secured obligations of that guarantor to the extent of the value of the assets securing such indebtedness and other obligations.

As of December 31, 2006, we had debt on our consolidated balance sheet of $9,115 million. Of this debt, $6,265 million is secured under our credit facilities and structurally senior to the new notes. We may incur additional debt, including secured debt, under the credit facilities and otherwise. See “Capitalization” and “Description of Other Indebtedness.”

Mandatory Sinking Fund	None.

Optional Redemption	We may redeem the notes, in whole or in part, at our option, at any time

•	on or after November 15, 2011, at a redemption price equal to 104% of the principal amount, plus accrued and unpaid interest thereon;

•	on or after November 15, 2012, at a redemption price equal to 102.667% of the principal amount, plus accrued and unpaid interest thereon;

•	on or after November 15, 2013, at a redemption price equal to 101.333% of the principal amount, plus accrued and unpaid interest thereon; or

•	on or after November 15, 2014, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest thereon.

Change of Control

If we experience a change of control, as described under “Description of Notes—Change of Control,” each holder will have the right to require us to purchase all or any part of such holder’s notes (unless otherwise redeemed) at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

Certain Covenants	An indenture governs the terms of the notes. The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur more debt;

•	pay dividends, redeem stock or make other distributions;

•	make investments;

•	create liens;

•	transfer or sell assets;

•	merge or consolidate; and

•	enter into certain transactions with our affiliates.

These covenants are subject to important exceptions and qualifications, which are described under “Description of Notes—Certain Covenants” and “Description of Notes—Merger and Consolidation.”

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 13 in evaluating the exchange offer and making an investment in the new notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary of historical financial data. The following financial data as of December 31, 2006, 2005 and 2004, and for the years ended December 31, 2006, 2005, 2004 and 2003, have been derived from our financial statements, which were audited by Ernst & Young LLP. The financial position as of December 31, 2003, and the results of operations and financial position as of and for the year ended December 31, 2002, have been derived from our unaudited financial statements. The following information should be read together with our financial statements and the notes related to those financial statements included in this prospectus.

Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly since many changes have occurred in our operations and capitalization as a result of our spin-off.

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(in millions, except per share amounts)
Operating revenue	$3,221	$3,374	$3,513	$3,675	$3,760
Operating income	1,323	1,641	1,601	1,477	1,764
Income from operations before cumulative effective of accounting change (1)	772	1,025	972	894	1,095
Basic and diluted earnings per share (2)	5.29	7.03	6.66	6.13	7.51
Basic and diluted shares outstanding (2)	146	146	146	146	146
Net income (loss) (1)	772	1,025	972	(568)	1,095
Basic and diluted earnings per share (2)	5.29	7.03	6.66	(3.89)	7.51
Basic and diluted shares outstanding (2)	146	146	146	146	146

	As of December 31,
	2006	2005	2004	2003	2002
	(in millions)
Total assets	$1,318	$1,412	$1,402	$1,359	$3,336
Current maturities of long-term debt (3)	48	—	—	—	—
Long-term debt (3)	9,067	—	—	—	—
Shareholders’ equity (deficit)	(8,846)	325	317	226	1,843

(1)	Effective January 1, 2003, we changed our method for recognizing revenues and expenses from the publication-date method to the amortization method. The publication-date method, which we used prior to January 1, 2003, recognizes revenues and direct expenses when the directories are published. Under the amortization method, which has increasingly become the industry standard, revenues and direct expenses (paper, printing and initial distribution costs) are recognized over the life of the directory, which is usually 12 months. The accounting change affected the timing of the recognition of revenues and expenses but did not result in any impact on cash flows. The cumulative effect of the accounting change resulted in a one-time charge of $2,381 million ($1,463 million after tax).
(2)	The number of shares issued in connection with the spin-off on November 17, 2006 was approximately 146 million. For basic and diluted earnings per share calculations it was assumed that approximately 146 million shares were outstanding for all periods. No additional shares were issued through December 31, 2006.
(3)	In connection with our spin-off on November 17, 2006, we incurred $9,115 million in debt. See notes to Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a description of the spin-off transactions, including new debt borrowings.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information included in this prospectus in evaluating the exchange offer and making an investment in the new notes. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In such a case, you may lose all or part of your investment in the notes.

Risks Related to the Notes

Our substantial indebtedness could have a negative impact on our financing options and liquidity position and prevent us from fulfilling our obligations under the notes.

In connection with our spin-off from Verizon, we issued $9,115 million of debt, which at current interest rates, will result in annual interest expense of approximately $700 million. Under the terms of our revolving credit facility, we have approximately $249 million (net of $1 million of letters of credit issued) available for additional borrowing. Our overall leverage and the terms of our financing arrangements could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	make it more difficult for us to satisfy our obligations under the notes;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limit our ability to adapt to changing market conditions;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•	limit the availability of our cash flow to fund future capital expenditures, working capital and other corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the telecommunications industry;

•	place us at a competitive disadvantage compared with competitors that have less debt;

•	make it more difficult for us to pay cash dividends; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

Changes in interest rates may affect our cash flow and results of operations, and prevent us from fulfilling our obligations under the notes.

As of December 31, 2006, approximately 69% of our outstanding debt bore interest at variable rates. If market interest rates increase, our variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and results of operations. The debt covenants under our credit agreements require us to employ risk management strategies to minimize our exposure to this risk. On March 6, 2007, we entered into an interest rate swap to hedge the first nine interest payments on the first $1,710 million of our $4,750 million tranche B facility already outstanding (or its replacement) starting March 16, 2007 and ending March 31, 2009. As a result, approximately 50% of our outstanding debt bears interest at variable rates. While we may enter into agreements limiting our exposure to higher interest rates, these agreements may not offer complete protection from interest rate risk.

Despite our substantial indebtedness, we may be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. The terms of the credit facilities and the indenture governing the notes do not fully prohibit us from doing so. The indenture governing the notes allows us to incur such debt on a secured basis. If new debt is added to our current debt levels, the related risks we could face would be magnified.

The notes will be effectively subordinated to the guarantors’ and our secured debt.

The notes, and each guarantee of the notes, are unsecured and therefore will be effectively subordinated to any of the guarantors’ and our secured debt to the extent of the assets securing that debt. Our credit facilities are secured by substantially all our assets. In the event of any dissolution, winding-up, liquidation, reorganization, bankruptcy or other similar proceeding, the assets that serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. The notes will be effectively subordinated to any borrowings under the credit facilities and other secured debt. As of December 31, 2006, we had $6,265 million of senior secured indebtedness, excluding approximately $249 million (net of $1 million of letters of credit issued) available for additional borrowing under the revolving credit facility.

The lenders under our credit facilities have the discretion to release the guarantors under the credit agreement in a variety of circumstances, which could cause certain guarantors to be released from their guarantees of the notes.

The lenders under the credit facilities may release any of the guarantors from their guarantee on the credit facilities. If a guarantor is released under the credit facilities, and such guarantor became a guarantor of the notes after the issue date of the new notes offered hereunder, the guarantor will automatically be released from its guarantee of the notes without action by, or consent of, any holder of the notes or the trustee under the indenture governing the notes unless such guarantor has guaranteed other bank indebtedness incurred by us or certain indebtedness of our subsidiaries. See “Description of Notes—Subsidiary Guarantees.” The lenders under the credit facilities have the discretion to release the guarantees under the credit facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of holders of the notes.

To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund planned capital expenditures, dividends and other cash needs will depend largely upon our future operating performance. Our future operating performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the credit facilities and our other financing arrangements, including the indenture governing the notes, and other agreements we may enter into in the future. Specifically, we must maintain specified financial ratios and satisfy financial condition tests. Furthermore, we expect to pay annual cash dividends of approximately $1.37 per share, which will initially represent an aggregate of approximately $200 million per year, to the holders of our common stock, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our financing arrangements. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our credit facilities or from other sources, in an amount sufficient to enable us to make payments on our debt, including the notes, or to fund our dividends and other liquidity needs.

In addition, prior to the repayment of the notes, we may be required to refinance or repay the credit facilities. We cannot assure you that we would be able to refinance any of our debt, including the credit facilities, on commercially reasonable terms or at all. If we are unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

•	sales of assets;

•	sales of equity;

•	reduction or delay of capital expenditures, strategic acquisitions, investments and alliances; and

•	negotiations with our lenders to restructure the applicable debt.

Our credit agreement and the indenture governing the notes may restrict, or market or business conditions may limit, our ability to do some of these things. In addition, certain tax related agreements limit our ability to engage in these actions for a specified period of time.

Idearc Inc. is a holding company and relies on dividends, interest and other payments, advances and transfers of funds from its subsidiaries to meet debt service and other obligations.

Idearc Inc. is a holding company and conducts all of its operations through subsidiaries. As a result, Idearc Inc. relies on dividends, loans and other payments or distributions from its subsidiaries to meet debt service obligations and enable it to pay interest and dividends. The ability of its subsidiaries to pay dividends or make other payments or distributions to it depends substantially on their respective operating results and is subject to restrictions under, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of its subsidiaries.

Restrictions in our financing arrangements could limit our operating and strategic flexibility and our ability to make payments on the notes.

Our financing arrangements contain restrictions, covenants and events of default that, among other things, require us to satisfy financial tests and maintain financial ratios, including a minimum interest coverage ratio and a maximum leverage ratio, and restrict our ability to incur additional indebtedness and to refinance our existing indebtedness. These restrictions, covenants and events of default limit our ability to, or do not permit us to, among other things:

•	incur additional debt and issue preferred stock;

•	refinance our existing indebtedness;

•	create liens;

•	redeem and prepay certain debt;

•	pay dividends on our stock, make other distributions or repurchase stock;

•	make investments;

•	engage in specified asset sales;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in consolidation, mergers and acquisitions; and

•	make certain capital expenditures.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these restrictions, covenants and events of default, including satisfaction of the required financial tests and maintenance of the required financial ratios. Failure to comply with any of the covenants would result in a default under those arrangements and under other arrangements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements, foreclose upon our assets securing the debt and terminate any commitments to lend. Under these circumstances, we might have insufficient funds or other resources to satisfy our obligations, including our obligations under the notes. In addition, the limitations imposed by any financing arrangements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

We may be unable to make a change of control offer required by the indenture governing the notes, which would cause defaults under the indenture governing the notes and under the credit facilities.

The terms of the notes require us to make an offer to repurchase the notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of the purchase. The terms of the credit facilities require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your notes in some circumstances. We may not have sufficient funds at the time of a change of control to make the required repurchase of notes, or restrictions in the credit facilities and other financing arrangements may not allow the repurchases. See “Description of Notes—Change of Control.”

Fraudulent transfer and conveyance laws may have adverse implications for the holders of the notes.

If, under applicable Federal and state fraudulent transfer and conveyance laws, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors, a court were to find that, at the time Idearc Inc. or any guarantor, as applicable, issued the notes or incurred the guarantee:

•

Idearc Inc. or guarantor did so with the intent of hindering, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for issuing the notes or incurring the guarantee, as applicable; and

•	Idearc Inc. or guarantor:

•	was insolvent or was rendered insolvent by reason of the related financing transactions;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature; or

•

was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment the judgment is unsatisfied, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void or subordinate the notes or the applicable guarantee to presently existing or future indebtedness of Idearc Inc. or the guarantor, and take other action detrimental to the holders of the notes, including under certain circumstances, invalidating the notes or the applicable guarantee.

While the old notes were issued to Verizon as partial consideration for the contribution to Idearc of Verizon’s domestic print and Internet yellow pages directories publishing operations, a court could conclude that the old notes were issued for less than reasonably equivalent value.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding. Generally, however, an entity would be considered insolvent if, at the time it incurred the indebtedness:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

We cannot assure you as to what standard a court would apply in order to determine whether Idearc Inc. or any of the guarantors were “insolvent” as of the date the notes were issued and the guarantees incurred, and regardless of the method of valuation, a court could determine that Idearc Inc. or a guarantor was insolvent on that date. A court could determine, regardless of whether Idearc Inc. or any of the guarantors was insolvent on the date the notes were issued and the guarantees incurred, that the payments constituted fraudulent transfers on another ground. In addition, the liability of each guarantor under the indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance, and there can be no assurance as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

There is currently no market for the notes, and an active trading market may not develop for the notes.

There is no established trading market for the notes. The liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, we cannot assure you that an active trading market will develop for the new notes. If no active trading market develops, you may not be able to resell your new notes at their fair market value or at all.

You may have difficulty selling your old notes that you do not exchange, and any old notes that you do not exchange could experience significant diminution in value compared to the value of the new notes.

If you do not exchange your outstanding old notes for the new notes offered in the exchange offer, you will continue to be subject to the restrictions on the transfer of your old notes. Those transfer restrictions are described in the indenture governing the old notes, and in the offering memorandum for the old notes, and arose because we originally issued the old notes under an exemption from, and in transactions not subject to, the registration requirements of the Securities Act of 1933.

Risks Relating to Our Business

We face widespread competition from other print directory publishers that may reduce our market share or materially adversely affect our financial performance.

The U.S. directory advertising industry is highly competitive. There are a number of directory publishers. Major publishers include AT&T, R.H. Donnelley and Yellow Book (the U.S. business of Yell Group). Smaller independent publishers include Valley Yellow Pages, Ambassador Yellow Pages and White Directory Publishing, a division of Hearst Holdings, Inc. We compete with Yellow Book in the majority of our major markets and, to a lesser degree, with one or more of the other publishers in some markets. We publish directories in approximately 320 incumbent markets and more than 40 independent markets. Our two largest competitors are Yellow Book and AT&T. We estimate that, on average, there are three competing directories in each of our local markets. In addition, any of these directory publishers could elect to publish directories in the future in any of our markets in which they do not currently publish directories.

Competition from other yellow pages publishers affects our ability to attract and retain advertisers and to increase advertising rates. We expect competition to affect future revenue growth. We also compete for advertising sales with other traditional media, including the Internet, newspapers, magazines, radio, outdoor, direct mail, telemarketing, billboards and television. Given the mature state of the directory advertising industry and our position in most of our markets, independent competitors are typically focused on aggressive pricing to gain market share. We may not be able to compete effectively with these companies for advertising sales or acquisitions in the future.

If we fail to anticipate or respond adequately to changes in technology and user preferences, our competitive position could be materially adversely affected.

Advances in technology have brought, and will likely continue to bring, new participants, new products and new channels to the industry, including increasing use of Internet delivery and Internet search engines/services. For instance, national search companies, including Google and Yahoo!, are focusing on local commercial search initiatives. The yellow pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users’ preferences. The Internet has emerged as an attractive medium for advertisers and its use, including as a means to transact commerce through wireless devices, has resulted in new technologies and services that compete with our traditional products and services. As a result of these factors, our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet. We may not be able to adapt our business successfully to these changes in technology.

We and other directory publishers are increasingly advertising, marketing and selling online products to supplement our traditional print products. Through our Internet yellow pages directory service, Superpages.com, we compete with the Internet yellow pages directories of major and independent directory publishers, including Yellowpages.com, as well as other Internet sites that provide classified directory information, including Switchboard.com and Citysearch.com, and with search engines and portals, some of which have entered into affiliate agreements with us or with other major directory publishers. We may not be able to compete effectively with these other companies, some of which have greater resources than we do, for advertising in the future. Our Internet strategy may be adversely affected if major search engines build local sales forces or otherwise begin to more effectively reach small local businesses.

Declining usage of print yellow pages directories may adversely affect our business.

Overall references to print yellow pages directories in the United States have declined from 15.1 billion in 2002 to 14.5 billion in 2005. We believe the decline is primarily attributable to increased usage of Internet yellow pages directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. We believe that over the next several years, references to print yellow pages directories may continue to decline as consumers may increasingly turn to digital and interactive media delivery devices for local commercial search information.

Usage of our print directories may continue to decline at the existing rate or more severely. Any decline in usage of our print directories could:

•	impair our ability to maintain or increase advertising prices;

•	cause businesses to reduce or discontinue purchases of advertising space in our yellow pages directories; and

•	discourage other businesses from purchasing advertising space in our yellow pages directories.

Any of the factors that may contribute to a decline in usage of our print directories, or a combination of them, could impair our revenues and have a material adverse effect on our business.

Our credit ratings are below investment grade, which could completely or adversely restrict our access to capital.

Our credit rating is below investment grade. Credit ratings affect the interest rates at which we may sell debt securities or borrow funds, as well as the amounts of indebtedness and types of financing structures that may be available to us. As a result of our credit rating, we may not be able to raise the capital we require on acceptable terms, or at all. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business, including through acquisitions.

Our dependence on third-party providers of printing and distribution services could materially affect us.

We depend on third parties to print and distribute our directories. We must rely on the systems of our third-party service providers, their ability to perform key operations on our behalf in a timely manner and in accordance with agreed levels of service and their ability to attract and retain sufficient qualified personnel to perform our work. A failure in the systems of one of our third-party service providers, or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified personnel, could have a material adverse effect on our business, results of operations and financial condition.

In February 2006, we entered into a multi-year printing agreement pursuant to which a third-party prints all of our directories. Because of the large print volume and specialized binding of directories, there are a limited number of companies capable of servicing our printing needs. Accordingly, the inability or unwillingness of our third-party vendor to perform its obligations under the printing agreement could have a material adverse effect on our business.

We are also a party to multi-year contracts with third parties for the distribution of our directories. There are a limited number of companies that could service our distribution needs. Accordingly, the inability or unwillingness of our distributors to provide distribution services to us on acceptable terms or at all could have a material adverse effect on our business.

We may not be able to maintain our current relationships with the third parties that provide our printing and distribution services to us under long-term contracts or any other third-party service providers. If we were to lose the services of any of our key third-party service providers, we would be required either to hire sufficient staff to perform services in-house or to find an alternative service provider. In some cases, including the printing of our directories, it would be impracticable for us to perform the function internally. In the event we were required to perform any of the services that we currently outsource, it is unlikely that we would be able to perform them on a cost-effective basis.

Increased competition in local telephone markets could reduce the benefits of using the Verizon brand name.

Federal Communications Commission rules regarding local number portability, advances in communications technology (including wireless devices and voice over Internet protocol) and demographic factors (including potential shifts in younger generations from wireline telephone communications towards wireless or other communications technologies) may erode the market position of telephone service providers, including Verizon. If Verizon loses market share in any particular local service area, the value of our license to use the Verizon brand name in particular local telephone markets may be less than we presently anticipate, and we may not realize fully the existing benefits of our commercial arrangements with Verizon.

Fluctuations in the price or availability of paper could materially affect our costs and, as a result, our profitability.

The principal raw material we use is paper. Our paper suppliers are obligated, under our agreements with them, to provide up to 100% of the annual forecasted paper requirements in their contracts. The price of paper under the agreements is set each year based on total tonnage by supplier, paper basis weights, production capacity, and market price and demand. The terms of these contracts are staggered so that as individual contracts expire, we maintain the ability to obtain all paper requirements in any given year.

We do not engage in hedging activities to limit our exposure to increases in paper prices. In the future, the price of paper may fluctuate significantly due to changes in supply and demand. If we cannot secure access to paper in the necessary amounts or at reasonable prices, or if paper costs increase, it could have a material adverse effect on our business, results of operations or financial condition.

Additional regulation regarding information technology could lead to increased costs.

As the Internet yellow pages directories industry develops, specific laws relating to the provision of Internet services and the use of Internet and Internet-related applications may become relevant. Regulation of the Internet and Internet-related services is itself still developing both formally by, for instance, statutory regulation, and also less formally by, for instance, industry self regulation. If our regulatory environment becomes more restrictive, including by increased Internet regulation, our profitability could decrease.

Our advertising sales to national accounts is dependent upon third parties that we do not control.

Approximately 15% of our directory advertising revenues for the period from 2004 to 2006 were derived from the sale of advertising to national or large regional chains, including rental car companies, insurance companies and pizza delivery businesses, each of which generally purchases advertising in numerous directories. In order to sell advertising to these accounts, we contract with certified marketing representatives, or CMRs, who are independent third parties that act as agents for national companies and design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. We accept orders from approximately 160 CMRs. As a result, our relationships with these national advertisers depend significantly on the performance of these third-party CMRs. Some yellow pages companies act as their own CMRs. One of our competitors, AT&T, operates as a CMR under the name Berry Network, which is the third largest CMR based on gross billings. If some or all of the CMRs with whom we have existing relationships were unable or unwilling to transact business with us on acceptable terms or at all, this inability or unwillingness could materially adversely affect our business. In addition, any decline in the performance of the CMRs with whom we contract could harm our ability to generate revenues from our national accounts and could materially adversely affect our business.

We have agreements with several major search engines and portals, the discontinuance of which may adversely affect our business.

We have expanded our Internet product line by establishing relationships with several other Internet yellow pages directory providers, portals, search engines and individual websites, which make our content easier for search engines to access and provide a response to general searches on the Internet. Under those agreements, we place our advertising customers’ advertisements on major search engines, which gives us access to a higher volume of traffic than we could generate on our own without relinquishing the customer relationship. The search engines benefit from our local sales force and full-service capabilities for attracting and serving advertisers that might not otherwise transact business with search engines. The termination of any of these agreements could adversely affect our business.

Our reliance on small- and medium-sized businesses exposes us to increased credit risks.

As of December 31, 2006, approximately 78% of our print directory advertising revenues were derived from selling advertising to local businesses, which are generally small and medium-sized businesses. In the ordinary course of our directory operations, we extend credit to these customers for advertising purchases. Full collection of delinquent accounts can take many months or may never occur. For 2006, bad debt expense for all of our accounts amounted to approximately $140 million, or 4.3% of our total operating revenue. Small and medium-sized businesses tend to have fewer financial resources and higher rates of failure than large businesses, and may be more vulnerable to competition from large retail businesses. These factors may increase our credit risk exposures to our small- and medium-sized customers.

Loss of key personnel or our inability to attract and retain highly qualified individuals in the directories publishing business could materially adversely affect our business.

We depend on the continued services of key personnel, including our experienced senior management team, as well as our regional sales management personnel. Our ability to achieve our operating goals depends to a significant extent on our ability to identify, hire, train and retain qualified individuals in the directories publishing business. The loss of key personnel could have a material adverse effect on our business.

Turnover among sales representatives could materially adversely affect our business.

A loss of a significant number of experienced sales representatives would likely result in fewer sales of advertising in our directories and could materially adversely affect our business. We expend significant resources and management time on identifying and training our sales representatives. Our ability to attract and retain qualified sales personnel depends on numerous factors outside of our control, including conditions in the local employment markets in which we operate. A substantial decrease in the number of sales representatives could materially adversely affect our results of operations, financial condition and liquidity, as well as our ability to service our debt.

We could be affected by certain changes in labor matters.

As of December 31, 2006, approximately 30% of our employees were covered by union contracts that will expire between June 2007 and October 2009. In addition, the employees of some of our key suppliers are represented by unions. Work stoppages or slow-downs involving our union-represented employees, or those of our suppliers, could significantly disrupt our operations and increase operating costs, which would have a material adverse effect on our business.

In addition, a greater percentage of our work force could become represented by unions. If one union decides to strike, and other unions are able to honor its picket line, it could have a material adverse effect on our business.

A prolonged economic downturn could adversely materially affect our business.

We derive substantially all of our net revenues from the sale of advertising. A prolonged national or regional economic recession or certain events that could produce major changes in shopping patterns, including a terrorist attack, could have a material adverse effect on our business.

In addition, any residual economic effects of, and uncertainties regarding the general possibility, express threat or future occurrence of terrorist attacks or other related disruptive events or the United States’ continuing or expanded involvement in war, especially with respect to the major markets in which we operate that depend heavily on travel, tourism or the military, could materially adversely affect our business.

The loss of important intellectual property rights could adversely affect our prospects and results of operations.

Some trademarks, including the Verizon brand name and other intellectual property rights, are key to our business. We rely upon a combination of copyright and trademark laws as well as contractual arrangements to establish and protect our intellectual property rights. We may be required from time to time to bring lawsuits against third parties to protect our intellectual property rights. Similarly, from time to time, we may be party to proceedings by third parties challenging our rights. Lawsuits or other actions brought by us may not be successful, or we may be found to infringe the intellectual property rights of third parties. As the Internet grows, it may prove more onerous to protect our trade names, including Superpages.com, from domain name infringement or to prevent others from using Internet domain names that associate their businesses with ours. In the past, we have received claims of material infringement of trademark rights significant to our business. Related lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations. Furthermore, the loss of important intellectual property rights, including trademarks, could have a material adverse effect on our business, financial condition and results of operations.

Environmental compliance costs and liabilities could adversely affect our operating results, including our cash available for operations.

Our operations, as well as the properties that we own and lease for our business, are subject to stringent laws and regulations relating to environmental protection. Our failure to comply with applicable environmental laws, regulations or permit requirements, or the imposition of liability related to waste disposal or other matters arising under these laws, could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury or requirements to clean up property or other remedial actions. Some of these laws provide for “strict liability,” which can render a party liable for environmental or natural resource damage without regard to negligence or fault on the part of the party.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business, financial condition and results of operations.

Our exposure to legal proceedings could have a material adverse effect on our operating results or financial condition.

Various lawsuits and other claims typical for a business of our size are pending against us. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which we operate. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on our financial condition. Any potential judgments, fines or penalties relating to these matters, however, may have a material effect on our results of operations in the period in which they are recognized.

We are also exposed to defamation, breach of privacy claims and other litigation matters relating to our directories business, as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorized persons. We may be party to litigation involving defamation, privacy claims and other matters that could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

Our reliance on technology could have a material adverse effect on our business.

Most of our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or, in the future, new systems could impair our collection, processing or storage of data and the day-to-day management of our business. This could have a material adverse effect on our business, financial condition and results of operations.

Our computer and communications systems are vulnerable to damage or interruption from a variety of sources. A natural disaster or other unanticipated problems that lead to the corruption or loss of data at our facilities could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Spin-Off

Our historical financial information may not be indicative of our future results.

Our historical financial information may not reflect what our results of operations, financial condition and cash flows would have been had we been an independent company during all of the periods presented or be indicative of what our results of operations, financial condition and cash flows may be in the future. This is primarily a result of the following three factors:

•

Our historical financial information reflects allocations for services historically provided by Verizon. We expect these allocations to be different from the costs we will incur for these services in the future as a smaller independent company, including with respect to services that Verizon provides to us under our transition services agreement with Verizon and other commercial service agreements. In some instances, our costs for these services may be higher than the Verizon expenses allocated to us historically.

•	Our historical financial information does not reflect the $9,115 million in debt and related interest expense that we incurred in the spin-off and the spin-off transactions.

•

Our historical financial information does not reflect the additional costs associated with being an independent company, including changes in our cost structure, personnel needs, financing and operations of our business and from reduced economies of scale.

We have a limited history operating as an independent company and we may incur increased costs as a result of the spin-off that may cause our profitability to decline.

Historically, our business was principally operated as a business unit of Verizon. As such, Verizon performed many corporate functions for our operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, select accounting functions, finance and tax administration, benefits administration, legal, regulatory, and corporate branding functions. Prior to our separation from Verizon, we paid Verizon for the performance of these services. On an interim basis after the spin-off, Verizon will continue to support us with respect to some of these functions. We are in the process of replicating certain facilities, systems, infrastructure and personnel to which we no longer have access since the spin-off. We are incurring capital and other costs associated with developing and implementing our own support functions in these areas. These costs may exceed our historical costs.

In addition, there may be an adverse operational impact on our business as a result of the significant time our management and other employees and internal resources must dedicate to building these capabilities during the first few years following the spin-off that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we have not developed adequate systems and business functions, or obtained them from other providers, we may not be able to operate effectively, and our profitability may decline.

In addition, we have historically benefited from Verizon’s size and purchasing power in procuring goods and services. As an independent company, we may be unable to obtain goods and services at prices and on terms as favorable as those obtained before the spin-off, which could decrease our overall profitability.

Limitations on our use of the Verizon brand could adversely affect our business and profitability.

Prior to the spin-off, we marketed our products and services using the Verizon brand name and logo. We believe the association with Verizon provided us with preferred status among our customers and employees due to Verizon’s globally recognized brands and perceived high-quality products and services. In connection with the spin-off, we entered into a 30-year branding agreement with Verizon that grants us a limited right to, among other things, use certain Verizon service- and trade-marks in connection with publishing certain print directories and identify ourselves as Verizon’s official print directory publisher. Our right to use the Verizon brand is subject to our compliance with the terms and conditions of the branding agreement and the publishing agreement. While we continue to use the Verizon brand on our print directories in our incumbent markets and our current independent markets, we are not permitted to use Verizon as part of our name and may not advertise ourselves as a Verizon company.

We may be required to indemnify Verizon if the spin-off fails to qualify for tax-free treatment as a result of our actions after the spin-off

In connection with the spin-off, Verizon received a private letter ruling from the IRS to the effect that the spin-off qualifies as tax-free to Verizon, Idearc and Verizon stockholders for U.S. federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code of 1986. Events subsequent to the spin-off could cause the spin-off to fail to continue to qualify for tax-free treatment. Under the terms of our tax sharing agreement with Verizon, we agreed to indemnify Verizon and its affiliates against all tax-related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for U.S. federal income tax purposes to the extent the liabilities arise as a result of any action taken by us or any of our affiliates following the spin-off or otherwise result from any breach by us or any of our affiliates of any of the representations, covenants or obligations under the tax sharing agreement or any other agreement we entered into in connection with the spin-off.

The terms of our tax sharing agreement with Verizon may reduce our strategic and operating flexibility.

The covenants in, and our indemnity obligations under, the tax sharing agreement with Verizon may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. The covenants in, and our indemnity obligations under, the tax sharing agreement also limit our ability to modify the terms of, prepay, or otherwise acquire any of the tranche B term loans or the notes. Further, these covenants and indemnity obligations might discourage, delay or prevent a change of control that our stockholders may consider favorable.

The loss of any of our key agreements with Verizon could have a material adverse effect on our business.

In connection with the spin-off, we entered into several agreements with Verizon, including a publishing agreement, a branding agreement and a non-competition agreement. Under the publishing agreement, Verizon named us the exclusive official publisher of Verizon print directories in markets in which Verizon currently is the incumbent local exchange carrier, which we refer to as our incumbent markets. We believe that acting as the exclusive official publisher of directories for Verizon provides us with a competitive advantage in those markets. Under the branding agreement, Verizon granted us a limited right to, among other things, use certain Verizon service- and trade-marks in connection with publishing certain print directories and identify ourselves as its official print directory publisher. Under the non-competition agreement, Verizon generally agreed not to publish tangible or digital (excluding Internet) media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets and, subject to certain termination rights, in certain independent markets for five years after the spin-off. Subject to various exceptions, Verizon also agreed not to publish, for one year following the spin-off, an Internet yellow pages substantially similar to Superpages.com.

Each of these agreements with Verizon has an initial term of 30 years from the date of the spin-off, subject to certain early termination rights. These agreements may be terminated by Verizon prior to their stated term under specified circumstances, some of which are beyond our reasonable control or that could require extraordinary efforts or the incurrence of material excess costs on our part in order to avoid breach of the applicable agreement. Each of these agreements has a cross-default provision, so that a termination under any of the agreements may, at Verizon’s option, lead to a partial or complete termination of rights under any of the other agreements. It is possible that these agreements will not remain in place for their full stated term or that we may be unable to avoid all potential breaches of or defaults under these agreements.

Our inability to enforce the non-competition agreement with Verizon may impair the value of our business.

In connection with the spin-off, we entered into a non-competition agreement with Verizon pursuant to which Verizon generally agreed, among other things, not to publish tangible or digital media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets directed primarily at customers in these markets. Under applicable law, however, a covenant not to compete is only enforceable:

•	to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;

•	if it does not unreasonably restrain the party against whom enforcement is sought; and

•	if it is not contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible to predict whether, or to what extent, a court would enforce Verizon’s covenants not to compete against us during the term of the non-competition agreement. If a court were to determine that the non-competition agreement is unenforceable, Verizon could compete directly against us in the previously restricted markets. If we are unable to enforce the non-competition agreement with Verizon, it could have a material adverse effect on our financial condition or results of operations.

If Verizon prematurely halts its obligations under the transition services agreement or if we are unable to replicate the transition services internally, our business would be materially adversely affected.

In connection with the spin-off, we entered into a transition services agreement with Verizon pursuant to which Verizon agreed to provide specified services to us on an interim basis. Among the principal services provided by Verizon are information technology application and support services and data center services. In addition, under the terms of our billing and collection agreement with Verizon, Verizon continues to bill and collect, on our behalf, amounts owed by some of our accounts, which are also Verizon local telephone customers, for our directory services.

Performance standards and estimated costs are specified in the transition services agreement and the billing and collection agreement. Verizon may not timely or successfully perform these functions. It is also possible that we may have to expend extraordinary efforts or material costs in excess of those estimated in these agreements. Further, any interruption in these services or these extraordinary efforts or costs could have a material adverse effect on our financial condition or results of operations.

In addition, approximately half of our systems development activity underlying our Internet yellow pages directory products and services has been historically performed by Verizon. We may not be able to successfully migrate away from these systems within the interim period permitted under the transition services agreement. If we were not able to achieve this migration, our Internet yellow pages directory business could be materially adversely affected.

Verizon’s regulatory obligation to publish white pages directories in its incumbent markets may change over time, which may result in an increase in our future operating costs.

Pursuant to state public utilities commission requirements, Verizon must publish and distribute white pages directories of certain residences and businesses that order or receive local telephone service from Verizon. The legal and regulatory provisions also require Verizon, in specified cases, to include information relating to the provision of telephone service provided by Verizon and other carriers in the service area, as well as information relating to local and state governmental agencies. The costs of publishing, printing and distributing the directories are included in our operating expenses.

Under the terms of our publishing agreement with Verizon, we are required to discharge Verizon’s regulatory obligation to publish white pages directories in its incumbent markets. If any additional legal requirements are imposed on Verizon with respect to this obligation, we would be obligated to comply with these requirements on behalf of Verizon, even if this were to increase our publishing costs. Pursuant to the publishing agreement, until November 2014, Verizon is generally obligated to reimburse us for 50% of any net increase in our costs of publishing white pages directories that satisfy its publishing obligations to the extent these increased costs exceed $2.5 million in a given year and are the direct result of changes in legal requirements. After November 2014, Verizon generally will not be obligated to reimburse us for any increase in our costs of publishing directories that satisfy its publishing obligations. Our results of operations relative to competing directory publishers that do not have those obligations could be adversely affected if we were not able to increase our revenues to cover any of these unreimbursed compliance costs.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and industry in general. Statements that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “forecast,” “estimate,” “expect,” “intend,” “plan,” “project,” “outlook” and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	risks inherent in our spin-off, including increased costs and reduced profitability associated with operating as an independent company;

•	risks related to borrowings made in connection with our spin-off;

•	risks associated with our dependence on key agreements entered into with Verizon in connection with our spin-off;

•	risks associated with our ability to replicate services provided to us by Verizon prior to our spin-off and currently under a transition services agreement;

•	increased demands on our management team as a result of operating as an independent company;

•	changes in our competitive position due to competition from other yellow pages publishers and search engines and our ability to anticipate or respond to changes in technology and user preferences;

•	changes in the availability and cost of printing raw materials and third-party printers and distributors;

•	changes in U.S. labor, business, political and economic conditions;

•	changes in governmental regulations and policies and actions of regulatory bodies;

•	changes in operating performance; and

•	access to capital markets and changes in credit ratings.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including under “Risk Factors.” If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

In connection with the issuance of the old notes pursuant to the purchase agreement, dated as of November 17, 2006, among us, the guarantor parties named therein and the initial purchasers of the old notes, the holders of the old notes from time to time became entitled to the benefits of a registration rights agreement.

Under the registration rights agreement, we agreed to use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective under the Securities Act of 1933. We also agreed to use our commercially reasonable efforts to commence the exchange offer within 60 days of the effective date of the registration statement of which this prospectus is a part, and consummate the exchange offer within 270 days after the issue date of the old notes.

Upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. We will issue new notes in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. You may only tender old notes in minimum denominations of $1,000 and any integral multiple of $1,000 in excess thereof. This prospectus, together with the letter of transmittal, is being sent to all registered holders as of May 1, 2007. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. Our obligation to accept old notes for exchange pursuant to the exchange offer is, however, subject to conditions as set forth below under “—Conditions.”

The old notes will be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice of such acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes and delivering new notes to such holders.

Based on interpretations by the staff of the Securities and Exchange Commission as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of ours within the meaning of Rule 405 under the Securities Act of 1933, without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer, such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such new notes.

We have not sought and do not intend to seek a no-action letter from the staff of the Securities and Exchange Commission with respect to the effects of the exchange offer, and there can be no assurance that the staff of the Securities and Exchange Commission would make a similar determination with respect to the new notes as it has in previous no-action letters.

By tendering old notes in exchange for new notes, and executing the letter of transmittal, you will represent to us that:

•	any new notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangements or understandings with any person to participate in the distribution of the new notes within the meaning of the Securities Act of 1933; and

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act of 1933.

If you are a broker-dealer, you will also be required to represent that you will receive the new notes for your own account in exchange for old notes acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus in connection with any resale of new notes and that you have not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See “Plan of Distribution.” If you are not a broker-dealer, you will be required to represent that you are not engaged in and do not intend to engage in the distribution of the new notes. Whether or not you are a broker-dealer, you must also represent that you are not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If you are unable to make the foregoing representations, you may not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any secondary resale transaction unless such resale is made pursuant to an exemption from such requirements.

Each broker-dealer that holds old notes for its own account as a result of market-making activities or other trading activities and receives new notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest at the rate provided therein, and holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes unless such old notes are subsequently registered under the Securities Act of 1933, except pursuant to an exemption from or in a transaction not subject to the Securities Act of 1933 and applicable state securities laws.

Expiration Date; Extensions; Amendments; Termination

The expiration date for the exchange offer will be 5:00 p.m., New York City time, on June 5, 2007 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date for the exchange offer will be the latest date to which the exchange offer has been extended.

To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the remaining holders of the old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date for the exchange offer. Such an announcement may state that we are extending the exchange offer for a specified period of time.

We reserve the right to:

(1) extend the exchange offer, delay acceptance of any old notes due to an extension of the exchange offer or terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “—Conditions” has occurred and has not been waived by us prior to 5:00 p.m., New York City time, on the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

(2) amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of such delay, extension or termination or amendment to the exchange agent. If the terms of the exchange offer are amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform you of such amendment, and we will extend the exchange offer so that at least five business days remain in the exchange offer from the date notice of such material change is given.

Without limiting the manner in which we may choose to make public an announcement of any delay, extension or termination of the exchange offer, we will have no obligations to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The new notes will accrue interest at the rate of 8% per annum, accruing interest from the last interest payment date on which interest was paid on the corresponding old notes surrendered in exchange for such new notes to the day before the consummation of the exchange offer and thereafter, at the rate of 8.00% per annum for the new notes, provided, however, that if old notes are surrendered for exchange on or after a record date for the notes for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the new notes received in exchange for such old notes will accrue from the date of such interest payment date. Interest on the new notes is payable on May 15 and November 15 of each year, commencing November 15, 2007. No additional interest will be paid on old notes tendered and accepted for exchange.

Procedures for Tendering Old Notes

To tender your old notes, you must either:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, and mail or otherwise deliver the letter of transmittal or such facsimile, together with any other required documents, to the exchange agent for the notes prior to 5:00 p.m., New York City time, on the expiration date; or

•	comply with the Automated Tender Offer Program procedures of the Depository Trust Company, or DTC, as described below.

In addition, either:

•	the exchange agent for the notes must receive certificates representing old notes along with the letter of transmittal; or

•

prior to the expiration date, the exchange agent for the notes must receive a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	you must comply with the guaranteed delivery procedures described below.

We will only issue new notes in exchange for old notes that are timely and properly tendered. The method of delivery of old notes, letter of transmittal and all other required documents is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand-delivery service. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery and should carefully follow the instructions on how to tender old notes. You should not send old notes, letter of transmittal or other required documents to us. Instead, you must deliver all old notes, letter of transmittal and other documents to the exchange agent for the notes at its address set forth below under “—Exchange Agent.” You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender on your behalf. Neither we nor the exchange agent for the notes is required to tell you of any defects or irregularities with respect to your old notes or the tenders of the old notes.

Your tender of old notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 unless the old notes tendered pursuant to the letter of transmittal or notice of withdrawal, as the case may be, are tendered:

•	by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, submit with the letter of transmittal evidence satisfactory to us of their authority to so act.

DTC has confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent for the notes, electronically transmit an acceptance of the exchange by causing DTC to transfer the old notes to the exchange agent for the notes in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent for the notes. In connection with tenders of the old notes, the term “agent’s message” means a message transmitted by DTC, received by the exchange agent for the notes and forming part of the book-entry confirmation, that states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

Book-Entry Transfer

Promptly after the date of this prospectus, the exchange agent for the notes will make a request to establish an account with respect to the old notes at DTC as book-entry transfer facility for tenders of the old notes. Any financial institution that is a participant in the applicable book-entry transfer facility’s systems may make book- entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account for such notes at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. In addition, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or a facsimile thereof, together with any required signature guarantees and any other required documents, or an agent’s message, must in any case be transmitted to and received by the exchange agent at its address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes properly tendered will be accepted promptly after the expiration date, and new notes will be issued promptly after acceptance of such old notes. See “—Conditions.” For purposes of the exchange offer, old notes will be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the applicable book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged old notes will be returned without expense to the tendering holder of such notes, if in certificated form, or credited to an account maintained with such book-entry transfer facility promptly after the expiration or termination of the exchange offer.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, such determination being final and binding on all persons. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes that, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or defects with respect to tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor will we or any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right in our sole discretion, subject to the provisions of the indenture pursuant to which the notes were issued:

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth under “—Conditions,” to terminate the exchange offer;

•	to redeem the old notes as a whole or in part at any time and from time to time, as set forth under “Description of Notes—Optional Redemption;” and

•	to the extent permitted under applicable law, to purchase the old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Guaranteed Delivery Procedures

If you cannot complete the procedures for book-entry transfer for any old notes on a timely basis; if certificates for your old notes are not immediately available; or if you cannot deliver the required documents to the exchange agent before the expiration date, you may tender your old notes if:

•	the tender is made through an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934;

•

prior to the expiration date, the exchange agent for the notes receives by facsimile transmission, mail or hand delivery from such eligible guarantor institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which

(1) sets forth the name and address of the holder of the old notes and the principal amount of old notes tendered;

(2) states the tender is being made thereby; and

(3) guarantees that within three New York Stock Exchange, or NYSE, trading days after the expiration date, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•

the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the expiration date.

Withdrawal of Tenders

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal prior to 5:00 p.m., New York City time, on the expiration date at its address set forth below under “—Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•

in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, in our sole discretion, such determination being final and binding on all persons. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the tendering holder of such notes without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under “—Procedures for Tendering Old Notes” at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision in the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time on the expiration date, we determine in our reasonable judgment that (1) the exchange offer violates applicable law or any applicable interpretation of the Securities and Exchange Commission or its staff or (2) any action or proceeding has been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer, or any material adverse development has occurred in any existing action or proceeding with respect to us.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the expiration date, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights prior to 5:00 p.m., New York City time, on the expiration date will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to 5:00 p.m., New York City time, on the expiration date. If we waive any of the foregoing conditions to an exchange offer and determine that such waiver constitutes a material change, we will extend the offer so that at least five business days remain in the offer from the date notice of such material change is given.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at any such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act of 1939. Pursuant to the registration rights agreement, we are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer for the notes. U.S. Bank National Association also acts as trustee under the indenture governing the old notes, which is the same indenture that will govern the new notes. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Overnight Courier or Mail:	By Registered or Certified Mail:	By Hand:

U.S. Bank National Association Attn: Specialized Finance Department 60 Livingston Avenue St. Paul, Minnesota 55107 (if by mail, registered or certified recommended)	U.S. Bank National Association Attn: Specialized Finance Department 60 Livingston Avenue St. Paul, Minnesota 55107	U.S. Bank National Association Attn: Specialized Finance Department 60 Livingston Avenue St. Paul, Minnesota 55107

By Facsimile (for Eligible Institutions only): (651) 495-8158	To Confirm by Telephone: (800) 934-6802

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to or extend any commissions or concessions to any broker or dealer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Federal Income Tax Consequences

We believe that the exchange of the old notes for the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. Federal Tax Considerations.”

Accounting Treatment

The new notes will be recorded as carrying the same value as the old notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the new notes.

Consequences of Failure to Exchange

Holders of old notes that do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend on such old notes as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. See “Risk Factors—Risks Related to the Notes—You may have difficulty selling your old notes that you do not exchange, and any old notes that you do not exchange could experience significant diminution in value compared to the value of the new notes.”

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes under the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive the old notes in like principal amount, the terms of which are identical in all material respects to the new notes, with limited exceptions. Old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2006. The information in this table should be read in conjunction with Selected Historical Consolidated Financial Data and our consolidated financial statements and related notes included in this prospectus.

As of December 31, 2006
(in millions, except share data)
Long-term debt, including current maturities	$9,115
Shareholders’ equity (deficit):
Common stock ($.01 par value per share; 225 million shares authorized; 145,851,862 shares issued and outstanding)	1
Additional paid-in capital (deficit)	(8,786)
Retained earnings	7
Accumulated other comprehensive loss	(68)

Total shareholders’ equity (deficit)	(8,846)

Total capitalization	$269

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary of historical financial data. The following financial data as of December 31, 2006, 2005 and 2004, and for the years ended December 31, 2006, 2005, 2004 and 2003, have been derived from our financial statements, which were audited by Ernst & Young LLP. The financial position as of December 31, 2003, and the results of operations and financial position as of and for the year ended December 31, 2002, have been derived from our unaudited financial statements. The following information should be read together with our financial statements and the notes related to those financial statements included in this prospectus.

Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly since many changes have occurred in our operations and capitalization as a result of our spin-off.

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(in millions, except per share amounts)
Operating revenue	$3,221	$3,374	$3,513	$3,675	$3,760
Operating income	1,323	1,641	1,601	1,477	1,764
Income from operations before cumulative effective of accounting change (1)	772	1,025	972	894	1,095
Basic and diluted earnings per share (2)	5.29	7.03	6.66	6.13	7.51
Basic and diluted shares outstanding (2)	146	146	146	146	146
Net income (loss) (1)	772	1,025	972	(568)	1,095
Basic and diluted earnings per share (2)	5.29	7.03	6.66	(3.89)	7.51
Basic and diluted shares outstanding (2)	146	146	146	146	146

	As of December 31,
	2006	2005	2004	2003	2002
	(in millions)
Total assets	$1,318	$1,412	$1,402	$1,359	$3,336
Current maturities of long-term debt (3)	48	—	—	—	—
Long-term debt (3)	9,067	—	—	—	—
Shareholders’ equity (deficit)	(8,846)	325	317	226	1,843

(1)	Effective January 1, 2003, we changed our method for recognizing revenues and expenses from the publication-date method to the amortization method. The publication-date method, which we used prior to January 1, 2003, recognizes revenues and direct expenses when the directories are published. Under the amortization method, which has increasingly become the industry standard, revenues and direct expenses (paper, printing and initial distribution costs) are recognized over the life of the directory, which is usually 12 months. The accounting change affected the timing of the recognition of revenues and expenses but did not result in any impact on cash flows. The cumulative effect of the accounting change resulted in a one-time charge of $2,381 million ($1,463 million after tax).
(2)	The number of shares issued in connection with the spin-off on November 17, 2006, was approximately 146 million. For basic and diluted earnings per share calculations it was assumed that approximately 146 million shares were outstanding for all periods. No additional shares were issued through December 31, 2006.
(3)	In connection with our spin-off on November 17, 2006, we incurred $9,115 million in debt. See notes to Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a description of the spin-off transactions, including new debt borrowings.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

The unaudited pro forma statement of operations for the year ended December 31, 2006 presented below was derived from our historical audited financial statements for the year ended December 31, 2006 to give effect to our spin-off from Verizon on November 17, 2006 and the related spin-off transactions. The unaudited pro forma statement of operations gives effect to the spin-off and the related spin-off transactions as if the spin-off and the related spin-off transactions occurred on January 1, 2006.

The unaudited pro forma statement of operations is not intended to represent or be indicative of what our results of operations would have been had the spin-off and the related spin-off transactions occurred on January 1, 2006, and should not be considered representative of our future results of operations. The pro forma adjustments are based upon the best information available and assumptions that management believes are reasonable. The unaudited pro forma statement of operations should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and notes related to those financial statements included elsewhere in this prospectus.

The pro forma statement of operations presented below gives effect to the following transactions related to our spin-off:

•

In connection with the spin-off, we created our own employee pension and other post employment benefit plans that are substantially similar to the Verizon plans. Pension plan assets for our employees with accrued benefits under the Verizon plans were transferred from the Verizon plans to the Idearc plans based on the requirements of Section 414(l) of the Internal Revenue Code. This calculation resulted in the accrued pension benefits being transferred to us in an over-funded status position. As a result, we will experience a reduction in on-going net pension and OPEB expenses;

•	As a result of the spin-off, we will experience an increase in interest expense due to the incurrence of $9,115 million of debt, which includes:

•	$2,850 million of the senior unsecured notes carrying an annual interest rate of 8%; and

•	senior secured term loan facilities in an aggregate principal amount of $6,265 million consisting of:

•	a tranche A term loan facility of $1,515 million carrying an annual interest rate of LIBOR plus 1.50%; and

•	a tranche B term loan facility of $4,750 million carrying an annual interest rate of LIBOR plus 2.00%; and

•

In connection with the incurrence of $9,115 million of debt, we recorded $98 million of debt issuance costs that will be amortized as interest expense over the life of the related debt. The amortization of debt issuance costs will be approximately $11 million annually.

The pro forma adjustments do not give effect to non-recurring separation costs estimated to be approximately $124 million in the aggregate. Non-recurring separation costs include re-branding costs, certain employee related costs, transition costs, information technology and infrastructure costs and costs related to the development of our Internet platform, Superpages.com. We expect to fund these costs from available cash. Due to the scope and complexity of the underlying projects, the amount of these costs could increase or decrease materially and the timing of incurrence of these costs could change. A portion of these costs could be capitalized and amortized over their useful lives and other costs will be expensed as incurred depending on their nature. In 2006, we expensed $30 million of non-recurring separation costs.

The pro forma adjustments do not give effect to the one-time adjustment made in 2006 to record stock compensation expense of $39 million associated with Verizon stock-based compensation and other stock-based awards that vested at the time of spin-off. The liability associated with these awards was transferred to Verizon prior to the spin-off. This one-time adjustment is reflected in our historical results for 2006.

The pro forma adjustments do not give effect to the annual costs that will result from establishing or expanding the corporate support services for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, pension management, legal, procurement and other services. We expect these costs to be substantially similar to our historical costs.

Historically, we reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon for our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited us. In addition, we reimbursed Verizon for general corporate costs that indirectly benefited us, including costs for activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on our size relative to other Verizon subsidiaries. We believe that these cost allocations were reasonable for the services provided. We also believe that these cost allocations were consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

The pro forma adjustments do not give effect to the impact of entering into a new printing contract, which resulted in exiting the commercial printing business ($7 million in revenue and $4 million in costs in 2006) and a reduction in printing cost rates. On February 16, 2006 we entered into a multi-year outsource printing agreement. By outsourcing all directory printing services, we expect to realize reduced printing and shipping costs over the contract term. Under a separate contract, we sold our existing printing plant assets.

Idearc Inc.

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2006

	Historical	Spin-Off Adjustments		Pro Forma
	($ in millions, except per share amount)
Operating Revenue
Print products	$2,978	$—		$2,978
Internet	230	—		230
Other	13	—		13

Total Operating Revenue	3,221	—		3,221
Operating Expense
Selling	732	(26	)(1)	706
Cost of sales (exclusive of depreciation and amortization)	629	(8	)(1)	621
General and administrative	448	(1	)(1)	447
Depreciation and amortization	89	—		89

Total Operating Expense	1,898	(35)		1,863
Operating Income	1,323	35		1,358
Interest expense (income), net	60	642	(2)	702

Income Before Provision for Income Taxes	1,263	(607)		656
Provision for income taxes	491	(237	)(3)	254

Net Income	$772	$(370)		$402

Pro forma basic and diluted earnings per common share				$2.76

Pro forma basic and diluted shares outstanding (in millions)				146	(4)

(1)	On-going net pension and other post employment benefit expenses are expected to be reduced, primarily as a result of the 414(l) pension asset transfer from the Verizon pension plan as the result of our spin-off. In connection with the spin-off, the pension assets were transferred to us on a fully funded basis. This pro forma adjustment is to reflect the expected on-going pension and other post employment benefit cost levels during this historical period.
(2)	As a result of the spin-off, we now have $9,115 million of debt and will incur interest expense that we did not incur in the past. This pro forma adjustment is to reflect the anticipated ongoing interest expense levels during this historical period. This would include interest expense on the $9,115 million of debt, amortization of debt issuance costs and the elimination of the interest income that we had historically received on the note receivable from our former parent. The blended interest rate for total long-term debt was 7.59% at December 31, 2006.
(3)	The tax effect of the pro forma adjustments was calculated using the estimated statutory federal and state tax rate of 39% applicable to our operating companies.
(4)	The number of shares issued in the spin-off was approximately 146 million. For basic and diluted earnings per share calculations we assumed that approximately 146 million shares were outstanding for the entire period. No additional shares were issued through December 31, 2006.

HISTORICAL AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our actual and pro forma consolidated ratio of earnings to fixed charges for the year ended December 31, 2006. The pro forma ratio of earnings to fixed charges is intended to present our full year results as if our spin-off and the related spin-off transactions were completed on January 1, 2006.

Our historical ratio of earnings to fixed charges for the year ended December 31, 2006 was 14.0. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income before provision for income taxes. “Fixed charges” include interest expense, amortization of debt issuance costs and a portion of operating lease rent expense deemed to represent interest.

Our pro forma ratio of earnings to fixed charges for the year ended December 31, 2006 was 1.9. The pro forma computation of the ratio of earnings to fixed charges includes the same items as our historical ratio of earnings to fixed charges, and assumes the spin-off and the related spin-off transactions occurred on January 1, 2006. We are presenting the pro forma ratio of earnings to fixed charges because we believe it provides investors with a more accurate view of our ability to meet our debt obligations by presenting expenses on a full-year basis, rather than the shorter time period represented by our historical ratio.

The historical ratio of earnings to fixed charges for each of the years in the four-year period ended December 31, 2005 is not meaningful since we did not have any debt outstanding during those time periods.

The table below calculates and reconciles our historical and pro forma ratios of earnings to fixed charges for the year ended December 31, 2006.

(unaudited)	Historical	Adjustments		Pro Forma
	(in millions, except ratios)
Income before provision for income taxes	$1,263	$(607	)(1)	$656
Amortization of debt issuance costs	1	10	(2)	11
Interest expense	85	607	(3)	692
Portion of rent expense representing interest	11	—		11

Income, as adjusted	$1,360	$10		$1,370

Fixed charges:
Interest expense	$85	$607	(3)	$692
Portion of rent expense representing interest	11	—		11
Amortization of debt issuance costs	1	10	(2)	11

Fixed charges	$97	$617		$714

Ratio of earnings to fixed charges	14.0			1.9

(1)	Reflects the effect of the pro forma adjustments on income before the provision for income taxes. See “Unaudited Pro Forma Statement of Operations.”
(2)	Reflects the adjustment to record the amortization of debt issuance costs for the year ended December 31, 2006.
(3)	Reflects the adjustment to record interest expense for the year ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers some periods prior to the consummation of our spin-off and related spin-off transactions. Accordingly, the discussion and analysis of historical periods does not reflect the ongoing effects of the spin-off, including significantly increased leverage and debt service requirements. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors described in “Risk Factors” in this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. You should read the following discussion together with our financial statements and related notes thereto included in this prospectus.

Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during all periods presented.

Overview

Our multi-platform portfolio strongly positions us in our market space. We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. Our products include print yellow pages, print white pages, an Internet yellow pages directory, Superpages.com, and an information directory for wireless subscribers, Superpages Mobile. We are the exclusive official publisher of Verizon print directories in the markets in which Verizon is currently the incumbent local exchange carrier, which we refer to as our incumbent markets. We use the Verizon brand on our print directories in our incumbent markets, as well as in our current markets in which Verizon is not the incumbent, which we refer to as our independent markets. For the year ended December 31, 2006, we generated revenue of $3,221 million and operating income of $1,323 million.

Spin-Off from Verizon

On November 17, 2006, Verizon spun-off the companies that comprised its domestic print and Internet yellow pages directories publishing operations. In connection with the spin-off, Verizon transferred to Idearc Inc. all of its ownership interest in Idearc Information Services LLC (formerly Verizon Information Services Inc.). Following the transaction, our assets, liabilities, businesses and employees consisted of those that were primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. The transaction was completed through a tax-free distribution by Verizon of all of its shares of our common stock to Verizon’s shareholders.

In connection with the spin-off, there were several transactions recorded between Verizon and us. The transactions related to pre-spin-off activities and the actual spin-off. There were also other spin-off transactions that impacted the income statement.

Pre-Spin-Off Activities

Prior to the spin-off, several transactions were recorded which increased parent’s equity by $245 million. The most significant transaction totaled $188 million and pertained to recognizing our pension plan and other post-retirement benefits (“OPEB”) on a stand-alone basis in accordance with the application of pension and OPEB accounting standards (SFAS No. 87, No. 88 and No. 106). This adjustment resulted in recognition of a pension asset of $142 million and an OPEB liability of $244 million. See Note 11 to the financial statements included in this prospectus for further information. The remaining net adjustments of $57 million pertained to the transfer of several assets and liabilities between Verizon and us based on the terms and conditions of the spin-off, the largest of which was the transfer of $81 million in employee benefits liabilities that are to be paid by Verizon subsequent to the spin-off.

Spin-Off Transaction

As a result of the spin-off, parent’s equity was reduced to zero through a reduction of $707 million and a series of transactions were recorded to additional paid-in capital (deficit) totaling $8,786 million. On the date of the spin-off, we received the cash settlement of our intercompany notes receivable balance due from Verizon of $588 million. Also, we received cash proceeds from the issuance of long-term debt of $1,953 million ($1,965 million before debt issuance costs) and recorded $7,150 million of long-term debt ($7,063 million after debt issuance costs) associated with an exchange of debt with Verizon. The exchange of debt with Verizon of $7,150 million was recognized on our balance sheet as long-term debt, with an offsetting deferred debt issuance asset of $87 million. The net impact of $7,063 million was recorded to additional paid-in capital (deficit) resulting in a deficit equity position. No cash proceeds were received by us. Upon receipt of the proceeds from the notes receivable and long-term debt of $2,541 million, we paid a final cash distribution to Verizon of $2,429 million. Additionally, approximately 146 million shares of our common stock were issued to Verizon shareholders as a dividend in the ratio of one share of our common stock for every 20 shares of Verizon common stock outstanding.

Income Statement Impact

We recorded a pre-tax charge of $39 million ($24 million after-tax) in general and administrative expense associated with Verizon stock-based compensation awards, which vested as a result of the spin-off. This liability was then transferred to Verizon through parent’s equity as discussed above. Additionally, we incurred pre-tax non-recurring separation costs of $30 million ($26 million after-tax) in general and administrative expense associated with becoming a stand-alone entity.

As a result of incurring $9,115 million of long-term debt, we will incur significant amounts of interest expense. Our results for the year ended December 31, 2006, include interest expense from November 17, 2006 through December 31, 2006 of $86 million. For the year ended December 31, 2007, interest expense will be approximately $700 million, based on interest rates as of December 31, 2006. As a result, our future financial statements will reflect a significantly higher level of interest expense as compared to 2006 and prior periods.

Basis of Presentation

Until the date of the spin-off on November 17, 2006, we historically operated as the print and Internet yellow pages directories businesses of Verizon and not as a stand-alone company. For periods prior to November 17, 2006, the financial statements included in this prospectus have been derived from the historical financial statements of Verizon, and include the assets, liabilities, businesses and employees that were primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations that were reported in Verizon’s Information Services segment in its financial statements. To prepare these financial statements, we specifically identified all assets, liabilities, businesses and employees primarily related to those operations. All significant intercompany accounts and transactions have been eliminated. We believe these specific identifications are reasonable; however, the resulting amounts could differ from amounts that would be determined if we had operated on a stand-alone basis. Because of our relationship with Verizon, our historical results of operations, financial position and cash flows are not necessarily indicative of what they would have been had we operated without the shared resources of Verizon. Accordingly, our financial statements for the periods prior to November 17, 2006, are not necessarily indicative of our future results of operations, financial position and cash flows. See our financial statements and related notes thereto included in this prospectus.

Historically, we reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon for our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees, or groups of employees, who were totally or partially dedicated to performing activities that benefited us. In addition, we reimbursed Verizon for general corporate costs that indirectly benefited us, including costs for activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on our size relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

The costs we will incur as a stand-alone company will initially include payment for services provided by Verizon under a transition services agreement, which became effective at the consummation of the spin-off. Under the transition services agreement, Verizon will continue to provide certain services that it has historically provided to us, including portions of information technology, financial services and human resources for an interim period. During the period of the transition services agreement, we will incur one-time costs for transition activities and may incur some duplicative expenses as we start up certain stand-alone functions. We estimate these one-time costs to be approximately $124 million. We expect to fund these costs from available cash. Following the full implementation of our stand-alone functions and the termination of the transition services agreement, we expect costs for the stand-alone services to be similar to our historical costs. However, there can be no assurance that our costs will not exceed our historical cost allocations for similar services.

The financial statements are prepared using United States generally accepted accounting principles (“U.S. GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions. Examples of significant estimates include the allowance for doubtful accounts, the recoverability of property, plant and equipment, goodwill and other intangible assets, valuation allowances on tax assets and liabilities, and pension and postretirement benefit assumptions. See “—Critical Accounting Policies” for a summary of the critical accounting policies used in preparing our financial statements.

Operating Revenue

We derive our operating revenue primarily from the sale of advertising in our print directories, which we refer to as print products revenue. Of our total 2006 operating revenue of $3,221 million, $2,978 million, or 92.5% came from the sale of advertising in our print directories. Revenue from our Internet products, including Superpages.com, which we refer to as Internet revenue, was $230 million, or 7.1% of our total 2006 operating revenue. Other revenue sources were $13 million, or 0.4%, of our total 2006 operating revenue.

Growth in operating revenue can be affected by several factors, including changes in advertising customers, changes in the pricing of advertising, changes in the quantity of advertising purchased per customer, changes in the size of the sales force and the introduction of additional products, which generate incremental revenues. We continue to face competition in our print directories markets as well as from other advertising media, including cable television, radio and the Internet. Over the past several years, as a result of this competition, among other things, our print product revenue in our incumbent markets has declined. These declines have, however, been offset in part by growth in our independent directories business and Internet yellow pages business.

Print Products. Advertising in print directories is sold a number of months prior to the date each title is published. We recognize revenue ratably over the life of each directory, which is typically 12 months, using the amortization method of accounting, with revenue recognition commencing in the month of publication. A portion of the revenue reported in any given year represents sales activity and in some cases publication of directories, that occurred in the prior year. Print advertising is sold to two customer sets: local advertisers, comprising small and medium-sized businesses that advertise in a limited geographical area, and national advertisers, comprising larger businesses that advertise regionally or nationally. The proportion of print product revenue attributable to local and national advertisers has historically been consistent over time, with 83.8%, 84.6% and 85.4% attributable to local revenue and 16.2%, 15.4% and 14.6% attributable to national revenue in 2006, 2005 and 2004, respectively.

Internet. Our Internet products, including Superpages.com, earn revenue from two primary sources: fixed-fee services and performance-based advertising products. Fixed-fee services include advertisement placement on our Superpages.com site, and website development and hosting for our advertisers. Revenue from fixed-fee services is recognized monthly over the life of the service. Performance-based advertising products revenue is earned when consumers connect with our Superpages.com advertisers by a “click” on their Internet advertising or a phone call to their businesses. Performance-based advertising products revenue is recognized when there is evidence that qualifying transactions have occurred.

Other Revenue. Other revenue includes commercial printing services and the sale of directories. On February 16, 2006, we sold our printing plant assets and no longer derive revenue from commercial printing services. See Note 4 to the financial statements included in this prospectus for additional information on the sale of our printing assets.

Operating Expense

Operating expense comprising four expense categories: (1) selling, (2) cost of sales, (3) general and administrative and (4) depreciation and amortization.

Selling. Selling expense includes the sales and sales support organizations, including base salaries and sales commissions paid to the local sales force, national sales commissions paid to independent certified marketing representatives, local marketing and promotional expenses, sales training and customer care. All selling costs are expensed as incurred. In 2006, selling expense of $732 million represented 38.6% of total operating expense and 22.7% of total operating revenue.

In 2003, Verizon offered a management voluntary separation program to substantially all of its non-union and certain union employees, including our sales force. A substantial portion of our sales force accepted this program offer, including representatives with limited experience and tenure, as well as sales representatives nearing retirement. As a result, sales were negatively impacted causing reductions in amortized revenue over time. Since 2003, we have focused on rebuilding our sales force through incremental hiring to higher staffing levels. Our sales force headcount remained relatively constant in 2004 and 2005. In 2006, we increased our sales force headcount by approximately 500 sales force employees.

The management voluntary separation program has impacted our financial results both from a revenue and an expense perspective. Because we recognize revenue over the life of a directory but expense selling costs when incurred, the impact of a change in headcount on revenues and expenses does not entirely occur in the same year. Although we began to increase our hiring in 2004, we continued to see the management voluntary separation program negatively impact our sales into 2004 and 2005 directories, which was subsequently reflected in amortized revenues recognized in 2004, 2005 and into 2006. The continuing impact on revenues also results from the six- to 18-month ramp-up in productivity for new hires, and the sales cycle for print directories, which can be as long as six months.

While an increase in total headcount will generally result in higher selling expenses, this can be offset by sales force turnover. In 2004, headcount increased while turnover rates remained relatively high, due in part to the significant number of new hires. Therefore, our selling expenses reflected reduced employee-related costs. Our headcount level remained relatively constant in 2005.

Cost of Sales. Cost of sales includes the costs of producing and distributing both print and Internet directories yellow pages, including publishing operations, website development, paper, printing, directory distribution and Internet traffic costs. Costs directly attributable to producing print directories are amortized over the average life of a directory. These costs include paper, printing and initial distribution. All other costs are expensed as incurred. In 2006, cost of sales of $629 million represented 33.1% of total operating expense and 19.5% of total operating revenue.

General and Administrative. General and administrative expense includes corporate management and governance functions, which comprise finance, human resources, real estate, marketing, legal, public relations, billing and receivables management. In addition, general and administrative expense includes bad debt, operating taxes, insurance, image and brand advertising and other general expenses. All general and administrative costs are expensed as incurred. In 2006, general and administrative expense of $448 million represented 23.6% of total operating expense and 13.9% of total operating revenue. Historically, our general and administrative expense has included the costs of other services, including real estate, information technologies, legal, finance and human resources, shared among Verizon affiliates. After the spin-off, we incur and bear these costs directly.

Depreciation and Amortization. In 2006, depreciation and amortization expense of $89 million represented 4.7% of total operating expense and 2.8% of total operating revenue. In 2006, depreciation expense for property, plant and equipment was $42 million and software amortization was $47 million.

Interest Expense (Income), Net

Due to the acquisition of debt related to the spin-off, we will now incur interest expense of approximately $700 million annually, based on interest rates as of December 31, 2006. Historically, we received interest income on the notes held with our former parent and from other sources. For the years ended December 31, 2006, 2005 and 2004, we received interest income of $26 million, $16 million and $12 million respectively.

Provision for Income Taxes

We have been included in Verizon’s consolidated federal and state income tax returns prior to the spin-off and will file stand-alone returns for subsequent periods. The provision for income taxes in our consolidated financial statements has been determined as if we had filed our own consolidated income tax returns separate and apart from Verizon.

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table sets forth our operating results for 2006 and 2005:

Years ended December 31,	2006	2005	Change	%
	(in millions, except %)
Print products	$2,978	$3,147	$(169)	(5.4)%
Internet	230	197	33	16.8
Other	13	30	(17)	(56.7)

Total operating revenue	3,221	3,374	(153)	(4.5)
Selling	732	646	86	13.3
Cost of sales (exclusive of depreciation and amortization)	629	622	7	1.1
General and administrative	448	374	74	19.8
Depreciation and amortization	89	91	(2)	(2.2)

Total operating expense	1,898	1,733	165	9.5

Operating income	1,323	1,641	(318)	19.4
Interest expense (income), net	60	(16)	76	nm

Income before provision for income taxes	1,263	1,657	(394)	(23.8)
Provision for income taxes	491	632	(141)	(22.3)

Net income	$772	$1,025	$(253)	(24.7)%

Operating Revenue

Operating revenue of $3,221 million in 2006 decreased $153 million, or 4.5%, compared to $3,374 million in 2005 for the reasons described below.

Print Products. Revenue from print products of $2,978 million in 2006 decreased $169 million, or 5.4%, compared to $3,147 million in 2005. Of this decline, $22 million was from the sale of our Hawaii operations in 2005. The remainder of this decline resulted from reduced advertiser renewals, partially offset by the addition of new advertisers, increases in advertiser spending and revenue from new product offerings. We continued to face competition in the print directory market and from other advertising media, including cable television, radio and the Internet.

Internet. Internet revenue of $230 million in 2006, including $9 million from the Inceptor acquisition (see Note 5 to the financial statements), increased $33 million, or 16.8%, compared to $197 million in 2005, as we continued to expand our product offerings, market reach and advertiser base. The growth rate was lower than that realized in 2005 due to the introduction of performance-based advertising products and a resulting customer shift to these products from fixed-fee advertising products. Performance-based products are at an earlier stage of development and have not yet reached their anticipated level of revenue growth.

Other Revenue. Other revenue includes commercial printing services and the sale of directories. Other revenue of $13 million in 2006 decreased $17 million, or 56.7%, compared to $30 million in 2005. This decrease is attributable to the elimination of commercial printing services revenue resulting from the sale of our printing assets in February 2006.

Operating Expense

Operating expense of $1,898 million in 2006 increased $165 million, or 9.5%, compared to $1,733 million in 2005.

Selling. Selling expense of $732 million in 2006 increased $86 million, or 13.3%, compared to $646 million in 2005. This increase was primarily driven by higher employee-related costs associated with hiring approximately 500 additional sales force employees, increased facility costs, sales commissions and advertising intended to stimulate revenue growth, partially offset by lower national sales commissions.

Cost of Sales. Cost of sales of $629 million in 2006 increased $7 million, or 1.1%, compared to $622 million in 2005. This increase was primarily due to higher traffic costs associated with Superpages.com and increased distribution costs, partially offset by lower printing costs.

General and Administrative. General and administrative expense of $448 million in 2006 increased $74 million, or 19.8%, compared to $374 million in 2005. The increase was primarily related to one-time separation costs related to the spin-off transactions of $30 million, a charge of $39 million for a one-time adjustment to record Verizon stock-based compensation that vested at the time of the spin-off, higher employee-related expenses and increased contractor costs. These increases were partially offset by lower bad debt expense. Bad debt expense of $140 million in 2006 decreased by $27 million, or 16.2%, compared to $167 million in 2005. Bad debt expense as a percent of total operating revenue was 4.3% for 2006 compared to 4.9% for 2005.

Depreciation and Amortization. Depreciation and amortization expense of $89 million in 2006 decreased $2 million, or 2.2%, compared to $91 million in 2005.

Interest Expense (Income), Net

Interest expense, net of interest income, of $60 million increased $76 million compared to interest income of $16 million in 2005 as a result of the spin-off and acquiring debt of $9,115 million. We recorded $86 million of interest expense since November 17, 2006. This was partially offset by higher interest income in 2006 related to our note receivable balance due from our former parent. This note was settled at the date of the spin-off.

Net Income

Net income of $772 million in 2006 decreased $253 million, or 24.7%, compared to $1,025 million in 2005, primarily due to the after-tax effects of the items described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table sets forth our operating results for 2005 and 2004:

Years ended December 31,	2005	2004	Change	%
	(in millions except %)
Print products	$3,147	$3,318	$(171)	(5.2)%
Internet	197	165	32	19.4
Other	30	30	—	—

Total operating revenue	3,374	3,513	(139)	(4.0)
Selling	646	681	(35)	(5.1)
Cost of sales (exclusive of depreciation and amortization)	622	582	40	6.9
General and administrative	374	563	(189)	(33.6)
Depreciation and amortization	91	86	5	5.8

Total operating expense	1,733	1,912	(179)	(9.4)

Operating income	1,641	1,601	40	2.5
Interest expense (income), net	(16)	(12)	(4)	33.3

Income before provision for income taxes	1,657	1,613	44	2.7
Provision for income taxes	632	641	(9)	(1.4)

Net income	$1,025	$972	$53	5.5%

Operating Revenue

Our 2005 operating revenue of $3,374 million declined $139 million, or 4.0%, compared to $3,513 million in 2004 for the reasons described below.

Print Products. Revenue from print products of $3,147 million in 2005 decreased $171 million, or 5.2%, from $3,318 million in 2004. Of this decline, $44 million was from the sale of our Hawaii operations in the second quarter of 2005. The remainder of this decline resulted from reduced advertiser renewals, partially offset by the addition of new advertisers, increases in advertiser spending and revenue from new product offerings. Although we had partially restored our sales force staffing levels by the end of 2005, Verizon’s 2003 management voluntary separation program that affected sales into 2004 and 2005 publications continued to negatively impact print products revenue amortized in 2005. We also continued to face competition in the print directory market and from other advertising media, such as cable television, radio and the Internet.

Internet. Our Internet revenue of $197 million in 2005 grew $32 million, or 19.4%, from $165 million in 2004, as we continued to expand our product offerings, market reach and advertiser base.

Other Revenue. Other revenue includes commercial printing services and the sale of directories. Revenue from these sources did not change year-over-year.

Operating Expense

Operating expense of $1,733 million in 2005 declined $179 million, or 9.4%, compared to $1,912 million in 2004.

Selling. Selling expense of $646 million in 2005 decreased $35 million, or 5.1%, compared to $681 million in 2004. This decrease was primarily driven by lower sales commission expense due to reduced sales. Additional cost reductions were driven by lower local advertising expense, contractor costs, and facility costs.

Cost of Sales. Cost of sales of $622 million in 2005 increased $40 million, or 6.9%, compared to $582 million in 2004. This increase was primarily driven by increased printing and distribution costs associated with increased paper costs, additional directory volumes for our market expansion program, and our roll out of companion directories in many of our existing markets.

General and Administrative. General and administrative expense of $374 million in 2005 decreased by $189 million, or 33.6%, compared to $563 million in 2004. This decrease was primarily due to a $66 million, or 28.3% reduction in bad debt expense to $167 million in 2005, compared to $233 million in 2004. Bad debt expense as a percentage of total operating revenue was 4.9% in 2005 compared to 6.6% in 2004. This decrease was due to changes in our credit policies and improvements to our collection processes. Reduced contractor expenses associated with lower outside collection agency fees and reduced system conversion activities, lower litigation costs than were experienced in 2004 due to the resolution of our litigation with Yellow Book, and decreased employee-related costs also contributed to lower general and administrative expense in 2005 compared to 2004.

Depreciation and Amortization. Depreciation and amortization expense of $91 million in 2005 increased $5 million in 2005, or 5.8%, compared to $86 million in 2004, primarily due to increased software amortization.

Net Income

Net income of $1,025 million in 2005 increased $53 million, or 5.5%, compared to $972 million in 2004, primarily due to the after-tax effects of the items described above.

Liquidity and Capital Resources

Historical

Historically, our principal source of liquidity was cash flow generated from operations. We have historically generated sufficient cash flow to fund our operations and investments and to make dividend payments to Verizon. Prior to the spin-off from, we had a financial services arrangement with Verizon Financial Services LLC. We could, along with other Verizon affiliates, borrow or advance funds on a day-to-day (demand) basis. Because these borrowings and advances were based on a variable interest rate and demand note basis, the carrying value of the note approximated fair market value. We were in a note receivable position of $348 million at December 31, 2005, and $241 million at December 31, 2004. On the date of the spin-off, the note receivable we had with Verizon Financial Services LLC was settled.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table sets forth a summary of cash flows for the years ended December 31, 2006 and 2005:

Year Ended December 31,	2006	2005	Change
	(in millions)
Cash Flows Provided By (Used In):
Operating activities	$993	$1,239	$(246)
Investing activities	(41)	(76)	35
Financing activities	(780)	(1,163)	383

Increase In Cash and Cash Equivalents	$172	$—	$172

Our primary source of funds continues to be cash generated from operations. In 2006, cash from operations decreased $246 million, or 19.9%, compared to 2005, primarily due to reduced revenues and increased selling expense.

Historically, we experienced a cash outflow of approximately $20 million annually for other post employment benefit costs. We expect to continue to experience similar other post-retirement benefits cash outflows subsequent to the spin-off.

Cash used in investing activities decreased $35 million, or 46.1%, in 2006 compared to 2005, primarily due to cash proceeds of $20 million from the sale of our printing plant assets in the first quarter of 2006, a decrease in capital expenditures of $14 million to $64 million in 2006 from $78 million in 2005, and a decrease in short-term investments of $17 million due to not funding certain trusts historically established for the funding of employee benefits, partially offset by a cash outlay of $16 million in the third quarter of 2006 for the acquisition of Inceptor Inc. See Note 5 to the financial statements included in this prospectus for additional information on our acquisition of Inceptor Inc.

Cash used in financing activities decreased $383 million, or 32.9%, in 2006, compared to 2005, primarily due to a decrease in dividends and returns of capital paid to Verizon affiliates of $406 million, a change in our notes receivable with Verizon of $453 million and the proceeds from the issuance of long term debt of $1,953 million, offset by the final distribution to our former parent of $2,429 million.

We believe the net cash provided by our operating activities, supplemented as necessary with borrowings under the revolving credit facility, and existing cash and cash equivalents will provide sufficient resources to meet our working capital requirements, estimated principal and interest debt service requirements and other cash needs for the year 2007.

Senior Secured Credit Facilities

On November 17, 2006, we entered into the credit facilities, which consist of: (a) the tranche A facility of $1,515 million, (b) the tranche B facility of $4,750 million, and (c) a $250 million revolving credit facility, which matures and is due on November 17, 2011. The credit facilities are guaranteed by substantially all of our subsidiaries and are secured by substantially all of our present and future assets.

Payments of principal and interest under the tranche A facility are due quarterly with principal payments beginning in 2009, and a final payment due at maturity on November 13, 2013. Principal payments under the tranche A facility amortize as a percentage of the total term loan in an amount per quarter equal to the following: 2009 – 1.25%; 2010 – 2.50%; 2011 – 3.75%; 2012 – 5.00%; 2013 (first three quarters) – 12.50%; maturity – 12.50%. The tranche B facility is payable in equal quarterly installments beginning in 2007 in an amount equal to 0.25% per quarter, with the balance due on the maturity date of November 17, 2014. Interest rates on the tranche A facility and the tranche B facility were LIBOR plus 1.50% and LIBOR plus 2.00%, respectively.

At December 31, 2006, approximately $249 million was available for borrowing (net of $1 million of letters of credit issued) under the revolving credit facility. We pay a commitment fee of 0.375% for the unused portion of the revolving credit facility, calculated based on the daily unused amount and payable on a quarterly basis. Proceeds from the revolving credit facility are available to pay fees and expenses related to the spin-off, for working capital and general corporate purposes.

Senior Unsecured Notes

The outstanding old notes of $2,850 million were issued under an indenture dated November 17, 2006. The notes mature on November 15, 2016. Interest is payable semiannually at 8% per year in cash to holders of notes of record beginning in March 2007. The notes are general unsecured obligations and are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such secured indebtedness. The old notes are not currently registered with the Securities and Exchange Commission. We are offering the new notes under this prospectus to fulfill our obligations to register the old notes under the registration rights agreement.

Debt Covenants and Maturities

The credit facilities and notes require us to comply with customary affirmative and negative covenants and include customary events of default. Included in these covenants is a quarterly leverage ratio (total indebtedness to earnings before interest, taxes, depreciation and amortization, as defined) covenant. Our financing arrangements contain restrictions on our ability to pay dividends on shares of our common stock based on meeting certain performance measures and complying with other conditions. At December 31, 2006, we were in compliance with all of our debt covenants.

Maturities of long-term debt outstanding at December 31, 2006, are $48 million in 2007, $47 million in 2008, $123 million in 2009, $199 million in 2010, $275 million in 2011 and $8,423 million thereafter.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table sets forth a summary of cash flows for 2005 and 2004:

Years Ended December 31,	2005	2004	Change
	(in millions)
Cash Flow Provided By (Used In):
Operating activities	$1,239	$1,170	$69
Investing activities	(76)	(77)	1
Financing activities	(1,163)	(1,093)	(70)

Increase (Decrease) In Cash and Cash Equivalents	$—	$—	$—

In 2005, cash from operations increased $69 million, or 5.9%, compared to 2004, primarily due to the impact of severance payments made in 2004 associated with Verizon’s 2003 management voluntary separation program and legal fees paid in 2004 associated with the resolution of the Yellow Book litigation, partially offset by higher income tax payments in 2005.

Cash used in investing activities decreased $1 million, or 1.3%, in 2005 compared to 2004 due to capital expenditures decreasing $7 million to $78 million in 2005 from $85 million in 2004 and an increase in cash from our short-term investment activity of $13 million, partially offset by cash proceeds of $19 million received in 2004 from the sale of facilities. Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits.

Cash used in financing activities increased $70 million, or 6.4%, in 2005 compared to 2004 due to an increase of $124 million in dividends and returns of capital paid to Verizon affiliates of $1,058 million in 2005 from $934 million in 2004, partially offset by the change in our affiliate note receivable of $54 million.

Contractual Obligations

Our contractual obligations as of December 31, 2006, are summarized below:

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term debt obligations	$9,115	$48	$170	$474	$8,423
Interest payments on long-term debt obligations	5,515	678	1,345	1,304	2,188
Operating lease obligations	68	26	32	10	—
Other long-term liabilities reflected on balance sheet	392	23	51	58	260

Total	$15,090	$775	$1,598	$1,846	$10,871

Critical Accounting Policies

A summary of the critical accounting policies used in preparing our financial statements are as follows:

Revenue Recognition

We earn revenues primarily from print and Internet yellow pages directory advertising. The sale of advertising in print directories is the primary source of revenues. We recognize revenues ratably over the life of each directory using the amortization method of accounting, with revenue recognition commencing in the month of publication. Our Internet yellow pages directory, Superpages.com, earns revenues from two sources: fixed-fee and performance-based advertising products. Fixed-fee advertising includes advertisement placement on our Superpages.com site and website development and hosting for our advertisers. Revenues from fixed-fee advertisers are recognized monthly over the life of the advertising service. Performance-based advertising products revenues are earned when consumers connect with our Superpages.com advertisers by a “click” on their Internet advertising or a phone call to their businesses. Performance-based advertising products revenues are recognized when there is evidence that qualifying transactions have occurred.

For “click through” transactions, participating website links are each assigned a unique identification number and on a daily basis, our system counts each “click” on the advertiser’s Internet advertising. We exclude non-qualifying clicks through proprietary technology and through independent verification. For performance-based advertising in the form of telephone calls to our advertisers, we assign the advertiser a unique telephone number, which we use to track qualifying transactions. In these performance-based transactions, we set the click or call bid price daily and multiply it by the number of qualifying transactions occurring on that day for each advertiser.

Expense Recognition

Direct costs related to the production of directories are amortized over the average life of a directory under the deferral and amortization method. Direct costs include paper, printing and initial distribution. Paper costs are stated on an average cost basis. All other costs are recognized as incurred.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is calculated using a percentage of sales method based upon collection history and an estimate of uncollectible accounts. Management may exercise its judgment in adjusting the provision as a consequence of known items, including current economic factors and credit trends. Accounts receivable adjustments are recorded against the allowance for doubtful accounts. Bad debt expense as a percentage of revenue was 4.3%, 4.9%, and 6.6% for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse. We have been included in Verizon’s consolidated federal and state income tax returns prior to the spin-off and will file stand-alone returns for subsequent periods. The provision for income taxes in our consolidated financial statements has been determined as if we had filed our own consolidated income tax returns separate and apart from Verizon.

In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, we evaluate relevant criteria, including the existence of deferred tax liabilities that can be used to absorb deferred tax assets and taxable income in future years. Our judgment regarding future taxable income may change due to future market conditions, changes in tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

Employee Benefit Plans

Prior to the spin-off, we participated in Verizon’s benefit plans. Effective with the spin, we created our own employee benefit plans that are substantially similar to the Verizon plans. Under our plans, pension, postretirement health care and life insurance benefits (“OPEB”) earned during the year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits. In December 2005, Verizon announced that participants in its management pension plans, including our management employees, will no longer earn pension benefits or earn service towards our retiree medical subsidy after June 30, 2006. Key assumptions in determining the employee benefit obligations include the estimated return on plan assets, rate of compensation increase, discount rate used in determining the pension and OPEB benefit obligation and the estimated health care trend rates used in determining the OPEB benefit obligations.

A sensitivity analysis of the impact of changes in these assumptions on the expense (income) recorded for the year ended December 31, 2006, pertaining to pension and postretirement benefit plans, is provided in the table below.

	Pension		Health Care and Life
	+1.0%	-1.0%	+1.0%	-1.0%
Discount rate	$(1)	$2	$(3)	$3
Expected return assets	(1)	1	—	—
Health care trend rate	—	—	3	(2)

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are material to our results of operation, financial condition, or liquidity.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. We are currently evaluating the potential impact this standard will have on our financial position and results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS No. 157 on our consolidated financial position, results of operations and cash flow, respectively.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various types of market risk in the normal course of business. In particular, we are subject to interest rate variability primarily associated with borrowings under our credit facilities. The debt covenants under our credit agreements require us to employ risk management strategies to minimize our exposure to market risk.

Approximately 31% of our outstanding debt at December 31, 2006, is fixed-rate debt. While changes in interest rates impact the fair value of this debt, there is no impact on earnings and cash flows because we intend to hold the debt until maturity unless market conditions are favorable or other factors force us to retire the debt early.

We performed an interest rate sensitivity analysis on our variable-rate debt. The analysis indicates that a 0.5% increase in our average interest rate would reduce our 2006 pre-tax earnings by $46 million, without taking into account potential hedging activities required by our debt covenants. While earnings and cash flows are impacted as interest rates change, our variable-rate debt is not subject to changes in fair value.

On March 6, 2007, we entered into an interest rate swap to pay fixed and receive floating rate interest to hedge the variability in cash flows attributable to changes in the benchmark interest rate. The swap hedges the first nine interest rate payments on the first $1,710 million of the $4,750 million tranche B facility already outstanding (or its replacement) starting March 16, 2007 and ending March 31, 2009. This swap will allow us to comply with our debt covenant that essentially requires that at least 50% of our debt be subject to fixed rates for a minimum of two years. We do not enter into financial instruments for trading or speculative purposes.

BUSINESS

Overview

Our multi-platform portfolio strongly positions us in our market space. We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. Our products include print yellow pages, print white pages, Superpages.com® (our Internet yellow pages directory) and an information directory for wireless subscribers, Superpages MobileSM. We are the exclusive official publisher of Verizon print directories in the markets in which Verizon is currently the incumbent local exchange carrier, which we refer to as our incumbent markets. We use the Verizon brand on our print directories in our incumbent markets, as well as in our current markets in which Verizon is not the incumbent, which we refer to as our independent markets.

We, together with our predecessors, have more than 125 years of experience in the print directory business. We believe that we have consistently held a leading market position in our incumbent markets. We publish our directories in approximately 360 markets in 35 states across the United States and the District of Columbia, providing a geographically diversified revenue base. In 2006, we published more than 1,200 distinct directory titles, including more than 1,100 directory titles in our incumbent markets and more than 100 directory titles in our independent markets, and distributed approximately 130 million copies of these directories to businesses and residences in the United States. In addition, in 1996, we launched Superpages.com, which includes approximately 18 million business listings and tens of millions of residential listings in the United States. In 2006, Superpages.com had more than 2.8 billion network searches. We believe that we have an opportunity to increase the revenues from our independent print and Internet yellow pages directories businesses over the next several years.

We derive our revenues primarily through the sale of print directory advertising. Approximately 93% of our revenues for 2006 came from the sale of advertising in print directories. The remaining 7% came from our Internet business, which includes Superpages.com. In 2006, we generated revenues of $3,221 million and operating income of $1,323 million.

Our strategy is to continue to connect our advertising customers with buyers through our multi-platform suite of products that include print and Internet yellow pages directories and other complementary products.

We believe that businesses choose our products and services because they value the return on investment they achieve when advertising through our products and services relative to other media, the fact that a large number of consumers who consult yellow pages directories actually make a purchase, the broad and diverse demographic and geographic base of consumers who use our products and services, including our advanced Internet products and relationships with several search engines, and the quality of our client service and support.

We completed our spin-off on November 17, 2006. In connection with the spin-off, we issued approximately 146 million shares of our common stock and $9,115 million in debt. In addition, we entered into various agreements with Verizon, including a 30-year publishing agreement pursuant to which we are the official publisher of Verizon print directories with rights to publish yellow pages under the Verizon brand in both our incumbent and current independent markets.

Competitive Strengths

We believe that our multi-platform portfolio possesses the following strengths that will enable us to continue to compete successfully in the local advertising market:

Leading market position. We are the second largest yellow pages directories publisher in the United States as measured by revenues, and we believe that we have the nation’s leading Internet yellow pages directory. In connection with the spin-off, we entered into a 30-year publishing agreement with Verizon, under which we are the exclusive official print directory publisher of Verizon Yellow Pages in our incumbent markets. Pursuant to our branding agreement with Verizon, we use the Verizon brand on our print directories in our incumbent and current independent markets. We believe our position as the official publisher of Verizon print directories in our incumbent markets drives consumer awareness and usage of our directories. In addition, we believe that the Verizon brand and Verizon’s long-term presence as the incumbent local exchange carrier have positioned us as a preferred directory for both consumers and local advertisers in our incumbent markets and provide us immediate credibility as we expand into independent markets.

Diverse and attractive markets. We currently publish our directories in approximately 320 incumbent markets and more than 40 independent markets. We operate in 35 states across the United States and the District of Columbia. We believe our markets are attractive for local and national advertisers due to high concentrations of well-educated and affluent residents and consumer spending that tends to be higher than the national average. We select independent markets by assessing potential for sustained growth, ability to make a meaningful positive contribution to our profitability within two to three years of entry, ability to enhance our Superpages.com content, ability to expand our print footprint to attract national advertisers, the current competitive landscape and the proximity to our existing sales force. In 2006, our top ten directories, as measured by revenues, accounted for only 11% of our revenues and no single directory accounted for more than 2% of our revenues.

Superior value proposition for our advertisers. We believe directory advertising provides our advertisers with a greater value proposition than other media because it targets consumers at the key time when they are actively seeking information to make a purchase. We believe that our directory advertising generally provides a competitive cost per reference. Cost per reference is a measure of an advertiser’s cost per contact (e.g., a telephone call or consumer visit) generated from advertising through our products and services. We also believe that our directory advertising provides a higher return on investment than many other local advertising alternatives, including newspapers, television and radio. We offer our customers an array of complementary products in which they can advertise, including smaller-sized portable Verizon Yellow Pages Companion Directories, community directories in specific neighborhoods, Superpages.com, Superpages Mobile and Solutions Direct™ and Solutions at Hand™ products that extend our customers’ reach into other media categories.

Large locally based sales force. As of December 31, 2006, we had more than 3,000 sales representatives, including sales management, operating throughout the United States. The majority of our sales force is locally based, operates from 56 regional offices and consists of premise sales representatives who generally focus on high-revenue customers. We believe the size, local presence and local market knowledge of our sales force is a competitive advantage that enables us to develop and maintain long-standing relationships with our advertisers. Our local print customer renewal rate (which excludes the loss of customers that did not renew because they are no longer in business) has remained above 85% over the past three years and exceeds 90% for our highest value customers. In addition, we have well-established training programs, practices and procedures to manage the productivity and effectiveness of our sales force. See “—Sales and Marketing.”

Leading Internet yellow pages directory. We view Superpages.com as a natural extension of, and complement to, our print directories, enabling us to deliver additional high-quality leads for our customers. We believe that Superpages.com, which includes approximately 18 million business listings and tens of millions of residential listings in the United States, is the nation’s leading Internet yellow pages directory. For instance, Superpages.com was the first Internet yellow pages directory to offer both fixed-fee and performance-based advertising product (PBAP) options. In addition, it has a wide range of enhancements, including user reviews, links to web-based shopping information, self- and full-service fulfillment options, website design and hosting services and an accompanying search engine marketing option for businesses that do not have the capabilities or resources to navigate Internet marketing. Under agreements with several major search engines, we place local advertising content on the search engines’ websites, providing us with higher traffic volume while retaining the customer relationship. We believe that even as those search engines develop their own local search capabilities, they will continue to find these agreements beneficial because our local sales force provides them access to local advertising content without having to invest in their own local sales force.

Product innovation and product adaptation. We offer a broad product portfolio that provides our customers additional high-quality leads. In addition to our print directories, we offer print extensions, such as Solutions at Hand magazines and Solutions Direct advertising postcard packages, to enable us to capture revenue in the $56 billion direct mail industry and $13 billion magazine industry, as well as Superpages.com, our Superpages Mobile service for wireless phone subscribers and a broad and well-established distribution platform. We believe we are adept at both developing innovative products and adapting quickly to consumer preferences, thus enabling us to maintain our strong position in the directories market. For instance, in 1996, we launched Superpages.com to enter into the Internet yellow pages directory business and to complement and support our print yellow pages base. Since then, we have further developed Superpages.com to adapt to market demands and advances in technology and to effectively compete against or partner with other online information providers. In addition, in 2005, we introduced Verizon Yellow Pages Companion Directories, which are convenient, smaller-sized directories that are distributed in conjunction with the full-size Verizon Yellow Pages. Advertising in the companion directories is available only to businesses that maintain or increase their programs in the core directory. Within a year of introducing our smaller-sized directories, we became the largest publisher of smaller-sized companion directories. We also publish more than 60 Hispanic directories, which we believe is substantially more than any of our competitors.

Diverse customer base. We generate our revenues from our large base of customers, which was approximately 850,000 as of December 31, 2006. As of December 31, 2005, we had approximately 880,000 customers. The 3.5% decline in customers from 2005 to 2006 was primarily due to the loss of small customers with entry level programs. We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser and our customer renewal rates (which excludes the loss of customers that did not renew because they are no longer in business) have been over 85% for the past three years and over 90% for our highest value customers. In 2006, no single customer accounted for more than 0.06% of our revenues, with our top ten customers representing less than 0.5% of our revenues.

Resilient business model. A substantial reduction in our sales force in 2003 from a management voluntary separation program offered to all of Verizon’s non-union and certain union employees resulted in a decline in revenue of approximately 4.0% from 2004 to 2005 and approximately 4.5% from 2005 to 2006. Despite this decline, we maintained operating income margins of 46% in 2004, 49% in 2005 and 41% in 2006.

Favorable cash flow characteristics. Our business benefits from strong revenue visibility, low capital requirements and significant cash flow generation. The pre-sold nature of directory advertising provides significant revenue and cash flow visibility because advertisers generally pay on a monthly basis over the life of a print directory, which is typically one year, and over the term of Internet advertising, which is also typically one year. The capital expenditure requirements of our business are modest and amounted to $64 million, $78 million and $85 million in 2006, 2005 and 2004, respectively, in each case representing less than 2.5% of total operating revenue. As a result, we generate strong free cash flow.

Experienced management team. We have a strong and experienced senior management team across all areas of our organization, including sales, finance, operations, marketing and customer service. Our senior management team has an average of more than 25 years of experience in the telecommunications and directory publishing industries.

Business Strategy

Our strategy is to continue to connect our advertising customers with buyers through a variety of cost-effective products that include print and Internet yellow pages directories and other complementary products. In order to execute our strategy, we will continue to rely on our core strengths, including our leading market position in our incumbent markets, our large locally based sales force, the Verizon brand, our diverse and attractive markets, our leading position in the Internet yellow pages directory market and our focused product innovation.

The principal elements of our business strategy include:

•	Invest in our print business and related growth initiatives. We are investing in our sales force, products, distribution and advertising and continue to selectively expand into additional markets.

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Enhance advertiser value. To further improve advertisers’ return on investment, we continue to implement and refine programs that align each advertiser’s costs with the value of the advertising program purchased. In addition, we will introduce and market new products that provide our advertisers with additional opportunities to reach consumers and further enhance their cost per reference.

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Leverage the Verizon brand and promote our new Idearc brand. We use the Verizon brand on our print directories in our incumbent and current independent markets. We believe the Verizon brand has positioned us as a preferred directory for both consumers and local advertisers in our incumbent markets and provides us immediate credibility as we expand into independent markets. In addition, we invest in brand awareness campaigns that introduce our new Idearc brand by reinforcing the benefits we offer consumers and advertisers.

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Continue to leverage and invest in our large locally based sales force. We are recruiting, hiring and training additional sales representatives to ensure that we can take full advantage of market opportunities. We invest in and develop training programs to enhance our sales force productivity and to effectively manage our customer relationships. We employ a number of sales representatives slightly above necessary levels to maintain an adequate number of trained, professional sales representatives. We believe that our sales force will further penetrate the markets we currently serve and increase our sales volume. Furthermore, we offer an incentive-based compensation plan, which we believe results in increased productivity and lower employee turnover.

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Further develop our Internet yellow pages directory service and continue to establish relationships with Internet companies. We are continuing to enhance Superpages.com, as well as pursue additional relationships with major search engines and Internet content providers. We will take advantage of our local sales force infrastructure and broad customer base to further develop relationships with Internet companies. We believe that our full-service offerings and relationships with Internet companies will continue to differentiate us from our competitors.

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Continue to implement market-specific strategies. We intend to continue to implement market-specific strategies to stabilize print product revenues in certain densely populated urban areas. Examples of these strategies include continued investment in the local sales force, adjusting the geographic reach of specific directories to reflect changing demographics and shopping patterns, adjusting the timing and method of directory distribution and expanding our product line to attract new spending from our customer base. In our other regions of the country that are realizing higher business formation, we intend to continue to invest in sales resources, distribution and products that capture customer growth and enhance revenue performance.

In addition to our business strategies listed above, we may from time to time in the future seek to grow our business by making acquisitions or entering into partnerships and joint ventures.

History

We began publishing directories as part of the “Bell system” under AT&T. In 1936, GTE was founded and shortly thereafter began publishing directories. GTE continued to expand its directory business during the subsequent decades. In 1984, the local exchange businesses (including the directory operations) of AT&T were reorganized into seven “regional bell operating companies,” which were spun-off as independent entities. Two of those entities, NYNEX and Bell Atlantic, combined their businesses when Bell Atlantic acquired NYNEX in 1997 in a “merger of equals” transaction. The combined directory operations of NYNEX, Bell Atlantic and GTE began doing business as Verizon Directories Corp. after GTE became a wholly-owned subsidiary of Bell Atlantic in 2000 in a “merger of equals” transaction and Bell Atlantic was renamed Verizon Communications Inc.

On November 17, 2006, Verizon spun-off the companies that comprised its domestic print and Internet yellow pages directories publishing operations. In connection with the spin-off, Verizon transferred to Idearc Inc. all of its ownership interest in Idearc Information Services LLC (formerly Verizon Information Services Inc.). The spin-off was completed through a tax-free distribution by Verizon of all of its shares of our common stock to Verizon’s shareholders.

Markets

In 2006, we published more than 1,200 directories in approximately 360 markets in 35 states across the United States and the District of Columbia and distributed approximately 130 million copies of these directories to businesses and residences in the United States. In 2006, our top ten directories, as measured by revenues, accounted for only 11% of our revenues and no single directory accounted for more than 2% of our revenues. Our directories are generally well-established in their communities and cover contiguous geographic areas to create a strong local market presence and achieve selling efficiencies.

Incumbent Markets

We publish our directories in approximately 320 incumbent markets. We believe our incumbent markets are attractive for local and national advertisers due to high concentrations of well-educated and affluent residents and consumer spending that tends to be higher than the national average.

In connection with the spin-off, we entered into a number of agreements with Verizon to preserve the benefits of being the exclusive official publisher of Verizon print directories in our incumbent markets. These agreements included a publishing agreement, a branding agreement and a non-competition agreement, each of which has an initial term of 30 years from the date of the spin-off. Under the publishing agreement, Verizon named us the exclusive official publisher of Verizon print directories of wireline listings in its current incumbent markets. In the branding agreement, Verizon granted us a limited right to, among other things, use certain Verizon service- and trade-marks in connection with publishing certain print directories and identify ourselves as its official print directory publisher. Under the non-competition agreement, Verizon generally agreed not to publish tangible or digital (excluding Internet) media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets. Subject to various exceptions, Verizon also agreed not to publish, for one year following the spin-off, an Internet yellow pages service substantially similar to Superpages.com.

We believe that serving as the exclusive official publisher of Verizon print directories in our incumbent markets provides us with a competitive advantage. Incumbent publishers can generally deliver a better value proposition to advertisers (measured in terms of cost per reference, or an advertiser’s cost per contact generated from advertising through a publisher’s product or service) because those publishers tend to have a higher frequency of consumer usage in the market, largely due to their long-term presence in a particular market and user perceptions of accuracy, completeness and trustworthiness of their directories. Incumbent publishers also tend to benefit from established customer bases and solid, cost-efficient operations infrastructures. We believe that Verizon’s long-term presence as the incumbent local exchange carrier in our incumbent markets, as well as our ongoing association with the Verizon brand, has positioned us as a preferred directory for both consumers and local advertisers in those markets.

Independent Markets

In 2002, we launched an initiative to expand into markets where Verizon is not the incumbent local exchange carrier. We currently operate in more than 40 independent markets, in which we publish more than 100 distinct directory titles. Our independent strategy enables us to compete with other publishers while broadening our geographic presence.

We believe that Verizon’s national brand presence provides us with a competitive advantage in our current independent markets. The branding agreement we entered into with Verizon granted us a limited right to use the Verizon brand on our print directories in our current independent markets, in a small number of other markets we are currently considering entering and, under certain circumstances, in other markets that we might wish to enter in the future. Our right to use the Verizon brand in these markets is non-exclusive and subject to a number of conditions. This agreement has an initial 30-year term expiring in 2036.

We select independent markets by assessing potential for sustained growth, ability to make a meaningful positive contribution to our profitability within two to three years of entry, ability to enhance our Superpages.com content, ability to expand our print footprint to attract national advertisers, the current competitive landscape and the proximity to our existing sales force.

Products

Our main products are print directories, which generated approximately 93% of our revenues in 2006. We also operate an Internet yellow pages directory, Superpages.com, an information service for wireless phone subscribers, Superpages Mobile, and provide direct and database marketing services.

Print Directories

In 2006, we published more than 1,200 distinct directory titles, consisting of directories that contain only yellow pages, directories that contain only white pages, directories that contain both white and yellow pages, smaller-sized companion directories, directories that include advertisements in both English and Spanish and directories in Spanish only. In addition to our print directories, we recently began to offer complementary products, such as Solutions at Hand magazines and Solutions Direct advertising postcard packages, that extend our advertisers’ reach and return on investment, while positioning us to capture revenue in the $56 billion direct mail industry and $13 billion magazine industry.

Our directories are designed to meet the advertising needs of local and national businesses and the informational needs of consumers. The diversity of our advertising options enables us to create customized advertising programs that are responsive to specific customer needs and financial resources. Our yellow pages and white pages directories are also efficient sources of information for consumers, featuring a comprehensive list of businesses in local markets.

Yellow Pages Directories. The following range of paid advertising options is available in our yellow pages directories:

•	Listing Options. An advertiser may:

•	pay for listings in additional headings;

•	pay to have its listing highlighted or printed in bold or superbold text, which increases visibility; or

•	purchase extra lines of text to include information, including hours of operation, a website URL or a more detailed description of its business.

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In-column Advertising Options. For greater prominence on a page, an advertiser may expand its basic alphabetical listing by purchasing advertising space in the column in which the listing appears. In-column advertisement features include bolding, special fonts, color and special features such as logos. An advertiser can also purchase priority placement positioning within its heading to more prominently promote its business. The cost of in-column advertising depends on the size and type of the advertisement purchased, and on the reach and scope of the directory.

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Display Advertising Options. A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. Display advertisements are usually placed at the front of a heading, ordered first by size and then by advertiser seniority. This process of ordering provides a strong incentive to advertisers to increase the size of their advertisements and to renew their advertising purchases from year to year to ensure that their advertisements receive priority placement. Display advertisements range in size from a quarter column to as large as two pages (a “double truck” advertisement). The cost of display advertisements depends on the size, type and value of advertisement purchased, and on the reach and scope of the directory.

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Specialty Products. In addition to the above advertisement options, we offer products that allow businesses to increase visibility or better target specific types of consumers. Our specialty products include:

•	savings cards, color coupons and special offers that enable advertisers to deliver promotional offers to consumers;

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advertising space in a variety of specialty guides included in our directories that list services by specialization or service area, including Golf Guides, Health and Wellness Guides, Dining Guides, Women- and Minority-Owned Business Guides and Sports Team-Related Guides;

•	gatefold sections, specialty tabs and double-page advertisements that provide businesses with extra space to include more information in their advertisements; and

•	a call measurement service, which uses metered telephone numbers to provide advertisers with information about the consumer responses to an advertisement.

White Pages Directories. Pursuant to state public utilities commission requirements, Verizon must publish and distribute white pages directories of certain residences and businesses that order or receive local telephone service from Verizon. The legal and regulatory provisions also require Verizon, in specified cases, to include information relating to the provision of telephone service provided by Verizon and other carriers in the service area, as well as information relating to local and state governmental agencies. We entered into a publishing agreement with Verizon under which we publish and distribute these directories on Verizon’s behalf. Pursuant to the publishing agreement, we provide a white pages listing free of charge to every residence and business with local wireline telephone service in the area, as well as a courtesy listing in the yellow pages for specified business customers. The listing includes the name, address and phone number of the residence or business unless the wireline customer requests not to be listed or published. The costs of publishing, printing and distributing the directories are included in our operating expenses. We also publish white pages directories in selected independent markets when we believe doing so will have a positive impact on our business.

Advertising options include bolding and highlighting for added visibility, extra lines for the inclusion of supplemental information and in-column and display advertisements. Verizon’s local exchange carrier subsidiaries also derive revenues from the sale of certain supplemental listing information in the white pages directories pursuant to state tariffs. Pursuant to the publishing agreement, Verizon shares with us 5% of any revenue over a certain baseline amount, determined on a state-by-state basis, that it derives from the sale of supplemental listing information.

Internet Yellow Pages Directory and Internet Products

Overview. In 1996, we launched Superpages.com. We view Superpages.com as a natural extension of, and a complement to, our print directories. We believe that Superpages.com, which includes approximately 18 million business listings and tens of millions of residential listings in the United States, is the nation’s leading Internet yellow pages directory. It was the first Internet yellow pages directory to offer both fixed-fee and performance-based advertising product options. Superpages.com had more than 2 billion network searches in 2005, and continued to show strong growth in 2006 with more than 2.8 billion network searches.

Print yellow pages and Internet yellow pages directories are complementary platforms. We believe that consumers tend to use print directories to search for local goods and services found within a market, while they tend to use Internet yellow pages directories to search for goods and services in both local and other areas. Superpages.com complements the print yellow pages directories products we can offer to advertisers, creating more content and meeting the preferences of Internet-savvy shoppers and businesses. We offer user-friendly navigation and search functions that make it easy for consumers to find the specific products or services they need. Superpages.com enables users to find local and national businesses and compare goods and services before connecting with merchants across the United States.

Features. Superpages.com provides the following features:

•	fully searchable content that allows users to search the entire content of an advertisement and provides refined geographic search capabilities;

•	approximately 18 million business listings, tens of millions of residential listings and approximately 11 million Internet-specific business profiles;

•	fixed-fee advertising that allows advertisers to purchase enhancements to their listings or expand their reach to additional geographic zones;

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performance-based advertising products, or PBAPs, that allow an advertiser to pay only for calls to its business or clicks on its Internet advertising, plus monthly service fees for some accounts based on advertising spend;

•	full-service management of PBAPs to serve the needs of small businesses that cannot or do not want to manage their programs themselves;

•	full-service assistance in developing and maintaining websites for small businesses;

•	self-service management options for advertisers that are technologically inclined;

•	consumer reviews that enable consumers to both rate and comment about a business or service and search for other consumers’ comments;

•	links to business websites;

•	restaurant and hotel reservation options;

•	promotional coupons;

•	shopping search services that allow consumers to research and compare products and services from multiple websites;

•	movie listings and show times;

•	street and aerial maps;

•	driving directions; and

•	availability on wireless phones through Superpages Mobile and Superpages SMS text messaging.

We provide a basic listing on Superpages.com for all businesses at no charge. As with our print directories, businesses may pay to enhance their listings on Superpages.com and for other premium advertising products. Options that are available include extra lines, posting of replicas of print advertisements, website and email links, priority placement and banners.

Agreements with search engines and other Internet companies. We provide search engine marketing, or SEM, services through which we place local advertising content on major search engines as well as on Superpages.com. Through SEM services, we increase our advertisers’ reach, thus aiding our ability to retain them as customers and grow their programs. Our agreements with several search engines give us access to a higher volume of traffic than we could generate on our own. Even when customer advertisements go onto other websites, we retain the customer relationship. The search engines benefit from our local sales force and full-service capabilities for attracting and serving advertisers that might not otherwise transact business with them. As opposed to directly competing with these search engines, our strategy is to collaborate with them, pairing our local sales reach with their extensive distribution networks. We have also entered into strategic agreements with other Internet companies to provide enhanced search capabilities. For example, Superpages.com users may view street and aerial maps.

Sales and Marketing

The marketing of directory advertisements is primarily a direct sales effort that requires both maintaining existing customers and developing new customers. Existing customers comprise our core advertiser base, and a large number of these customers have advertised in our directories for many years. In 2006, we retained more than 85% of our local print customers from the previous year and exceeded 90% for our highest value customers. We base our local print customer renewal rate on the number of unique local print customers that have renewed advertising. We do not include customers that did not renew because they are no longer in business. Unique local print customers are counted once regardless of the number of advertisements they purchase or the number of directories in which they advertise. Our renewal rate would not be affected if any of these customers were to renew some, but not all, of their advertising. Our renewal rate reflects the importance of our directories to our local customers, for whom yellow pages directory advertising is, in many cases, the primary form of advertising. Larger national companies also use advertising in our directories as an integral part of their national advertising strategies.

We believe the experience of our sales force has enabled us to develop long-term relationships with our customers, which, in turn, promotes a high rate of customer renewal.

We believe that our sales force can further penetrate the markets that we currently serve and increase our sales volume. To further improve the productivity of our sales force, we have initiated various programs, including:

•	managing lower-end accounts through a specialized low-cost mail-out and telemarketing center;

•	using new technology to improve the efficiency of our telemarketing center;

•	equipping sales representatives with computer programs that accelerate the sales input process;

•	managing our information systems through one integrated information system; and

•	enhancing our initial sales training program and field coaching and mentoring programs.

Local Sales Force

Each yellow pages sale, whether made in person, by telephone or through direct mail, is an individual transaction designed to meet the individual needs of a specific business. In connection with the spin-off, we entered into a 30-year publishing agreement with Verizon, under which we remain the exclusive official print directory publisher of Verizon Yellow Pages in our incumbent markets. Pursuant to our branding agreement with Verizon, we use the Verizon brand on our print directories in our incumbent and current independent markets. As the products have become more complex and as competition has presented advertisers with more choices, the sales process has also become more complex. A sales representative now spends more time learning and perfecting a sales proposal and preparing for a sales call. In addition, the average time a sales representative spends with a customer has increased. Therefore, we believe our success in the marketplace is highly influenced by the size and proficiency of our local sales force. The more well-trained, experienced sales representatives we employ, the better able we are to call upon all prospective clients and, when we do, to customize programs to meet specific needs.

As of December 31, 2006, our local sales force comprised more than 3,000 sales representatives, including sales management, operating out of 56 regional offices throughout the United States. We believe the size, local presence and local market knowledge of our sales force is a competitive advantage that enables us to develop and maintain long-standing relationships with our advertisers. These relationships allow us to respond to market needs and to effectively and efficiently deploy new products and services in the markets in which we operate. We are actively engaged in recruiting, hiring and training additional sales representatives to ensure that we can take full advantage of market opportunities. Part of this increase in our sales force is in response to external competition, part reflects our expansion into new markets and part is the final phase of recovery from a significant decrease in personnel we experienced in 2003.

In 2003, Verizon offered a management voluntary separation program to substantially all of its non-union and certain union employees, including our sales force. A substantial portion of our sales force accepted the voluntary separation offer, including sales representatives with limited experience and tenure, as well as sales representatives nearing retirement. As a result, we had insufficient sales staffing for several major sales cycles. This activity came in the midst of intense competition in our markets. Since 2003, we have focused on rebuilding our sales force to necessary staffing levels. Because it typically takes from six to 18 months for sales representatives to become proficient, we still are affected by this event. We believe this sales force reduction was a major contributor to the decline in our local yellow pages revenues in 2005 and 2006.

We will continue to staff our sales force slightly above necessary levels to maintain an adequate number of trained, professional sales representatives and sales managers.

Our sales force is divided into four principal groups:

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Premise Sales Representatives. Our premise sales representatives generally focus on high-revenue customers with whom they typically interact on a face-to-face basis at the customer’s place of business. Within this group, we have specialized sales representatives who handle major accounts.

•	Telephone Sales Representatives. Our telephone sales representatives generally focus on medium-sized customers with whom they typically interact over the telephone.

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Centralized Sales Representatives. Our centralized sales representatives include both centralized account representatives, who generally focus on the smallest accounts, and prospector sales representatives, who generally focus on prospective customers. These representatives manage both mail-out and telephone contact with lower-end revenue producing customers.

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Internet Sales Representatives. Our Internet sales representatives sell advertising on Superpages.com, search engine optimization services, website development and related products to businesses located outside our traditional sales boundaries and to businesses that would not normally advertise in the print yellow pages. Internet sales are also made by our premise, telephone and centralized sales representatives.

We assign our customers among these groups based on a careful assessment of expected advertising expenditures and propensity to purchase various products and services we offer. This practice allows us to deploy our sales force in an effective manner. A majority of our sales force is locally based, operating out of 56 regional offices. Our local sales force presence facilitates the personal, long-term relationships with local customers necessary to maintain a high rate of local print customer renewal.

Formal training is important to maintain a highly productive sales force. New sales representatives receive approximately eight weeks of training in their first year, including classroom training on sales techniques, our product portfolio, customer care and ethics. Following classroom training, they are accompanied on sales calls by experienced sales personnel for further training. They then receive field coaching and mentoring. Our commitment to developing the best sales practices are intended to ensure that sales representatives are able to give advertisers high-quality service and advice on appropriate advertising products and services.

We have well-established training programs, practices and procedures to manage the productivity and effectiveness of our sales force. Each sales representative has a specified customer assignment consisting of both new business leads and renewing advertisers and is accountable for meeting sales goals in each two-week pay period. Our sales representatives are compensated in the form of base salary and incentive-based compensation.

National Sales Force

In addition to our local sales personnel, we have a separate sales channel to serve our national customers. National customers are typically national or large regional chains, including rental car companies, insurance companies and pizza delivery businesses that purchase advertisements in many yellow pages directories in multiple geographical regions. In order to sell to national companies, we use the services of third-party certified marketing representatives, or CMRs, who design and create advertisements for national companies and place those advertisements in yellow pages directories nationwide. Some CMRs are departments or subsidiaries of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which then pays us after deducting its commission. We accept orders from approximately 160 CMRs.

Customers

We generate our revenues from our large base of customers, which was approximately 850,000 as of December 31, 2006. As of December 31, 2005, we had approximately 880,000 customers. The 3.5% decline in customers from 2005 to 2006 was primarily due to the loss of small customers with entry level programs. Approximately 78% of our revenues in 2006 were generated by the sale of our advertising to local customers, which are generally small and medium-sized businesses. Approximately 15% of our revenues in 2006 were generated by sales to national advertisers. The remaining 7% of our revenues in 2006 were generated from sources other than sales of advertising in our print directories, including our Internet yellow pages directory, Superpages.com, and direct marketing services.

We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser. For 2006, no single customer accounted for more than 0.06% of our revenues, with our top ten customers representing less than 0.5% of our revenues. The diversity of our customer base reduces exposure to adverse economic conditions that may affect particular geographic regions or particular industries and provides additional stability in operating results.

The training that we provide to our sales representatives emphasizes fostering long-term relationships with customers, and our performance-based incentive compensation structure rewards sales representatives who retain a high percentage of their accounts and increase revenues. In addition, our customers often do not reduce or eliminate directory spending during difficult economic periods because failure to advertise cannot be remedied until the replacement directory is published, typically about a year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to long-time customers. As a result, businesses have a strong incentive to renew their directory advertising purchases from year to year, even during difficult economic times, so they do not lose their placement within the directory.

Publishing, Production and Distribution

We generally publish our directories on a 12-month cycle. The publishing cycles for our directories are staggered throughout the year, which allows us to efficiently use our infrastructure and sales capabilities and the resources of our third-party vendors. The following are the major steps of the publication and distribution process:

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Selling. The sales cycle of a directory varies based on the size of the revenue base and can range from a few weeks to six months. In the months prior to publication, our sales force approaches existing customers to renew and upsell, and potential new customers in an effort to expand our customer base. Potential new customers include businesses that have operated in the area for some time but did not purchase advertising in the most recent edition of our directory, as well as newly formed businesses and businesses that have only recently moved into the area. At the same time, our sales force contacts existing customers and encourages them to renew and increase the size and, therefore, prominence of their advertisements and to purchase other products in our portfolio.

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Generation of advertisements. Upon entering into an agreement with a customer, we use our proprietary software and a team of in-house graphic artists to create an advertisement in collaboration with the advertiser.

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Pre-press activities. Sales typically cease one month prior to publication, at which time we do not accept additional customers. Once a directory has closed, pre-press activities commence. Pre-press activities include finalizing artwork, proofing and paginating the directories. When the composition of the directory is finalized, we deliver the directory pages to a third-party printer.

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Printing. We outsource the printing of our directories. Substantially all of the paper that we use is supplied by several different suppliers. Pursuant to our current agreements, our suppliers are required to provide up to 100% of the annual forecasted paper requirements in their contracts. Prices under these agreements are negotiated each year based on prevailing market rates, market demand, production capacity and the total tonnage for each supplier. The terms of these contracts are staggered so that as individual contracts may expire, we maintain the ability to obtain all paper requirements in any given year. The time required to print a directory depends on its size and may be as long as one month.

•	Transportation. We transport the directories from the printing locations to our distributors by truck and rail on a publication-by-publication basis using approximately 30 different carriers.

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Distribution. Our goal is to deliver our full-size directories to all residences and businesses in the geographical areas for which we produce directories. We primarily use four vendors to distribute our directories. Distribution begins as soon as the first completed directories are produced. Depending on the circulation and size of the directory, distribution typically ranges from three to eight weeks.

Billing and Credit Control

Currently, we direct bill more than 80% of our customers. By the end of 2007, we anticipate migrating our remaining customers to our direct billing systems. We have a billing and collection agreement with Verizon. Under the agreement, Verizon bills and collects from our customers who have not yet migrated to our billing systems. These remaining customers, who are also Verizon local telephone customers, consist primarily of smaller customers serviced by our telephone call center.

In 2003, in order to reduce our bad debt expense, we implemented a new credit and collections program, which resulted in more stringent policies, process reengineering and system improvements. By the end of 2004, some aspects of the program were implemented. These initial efforts helped reduce our bad debt expense as a percent of total operating revenue from 8.1% in 2003 to 6.6% in 2004. During 2005, we continued to implement additional new processes, which further reduced our bad debt expense as a percent of total operating revenue to 4.9% in 2005. In 2006, these enhancements were fully implemented and our bad debt expense as a percent of total operating revenue was 4.3%.

Because most directories are published on 12-month cycles, we bill most of our customers, many of which are small or medium-sized businesses, over the course of that 12-month period. Fees for national advertisers are typically billed upon issue of each directory in which advertising is placed by CMRs, after deduction of commissions. Because we do not usually enter into contracts with our national advertisers, we are subject to the credit risk of CMRs on sales to those advertisers, to the extent we do not receive fees in advance.

We manage collection of accounts receivable by conducting initial credit checks of new customers (under certain circumstances) and, where appropriate, requiring personal guarantees from business owners. We check all new orders from existing customers for payments that are past due to us prior to publishing the new order. When applicable, based on our credit policy, we use both internal and external data to decide whether to sell to a prospective customer. In some cases, where appropriate, we may also require the customer to prepay part or all of the amount of its order. Beyond efforts under certain circumstances to assess credit risk, we employ well-developed collection strategies using an integrated system of internal, external and automated means to engage with customers concerning payment obligations.

Competition

The U.S. directory advertising industry is highly competitive. We compete with many different advertising media, including newspapers, radio, television, the Internet, billboards, direct mail, telemarketing and other yellow pages directory publishers. There are a number of independent directory publishers, such as Yellow Book (the U.S. business of Yell Group), with which we compete in every one of our major markets. To a lesser extent, we compete with other directory publishers, including AT&T, R.H. Donnelley and White Publishing. We compete with these publishers on cost per reference, quality, features, usage leadership and distribution. We estimate that there are one to four competing directories in each of our local markets.

As the exclusive official publisher of Verizon print directories of wireline listings in our incumbent markets, we believe we have an advantage over our independent competitors due to the strong awareness of the Verizon brand, higher usage of our directories by consumers and our long-term relationships with our customers. Under the non-competition agreement that we entered into with Verizon, which has an initial term of 30 years expiring in November 2036, Verizon agreed not to publish tangible or digital (excluding Internet) media directory products consisting principally of wireline listings and classified advertisements of subscribers in our incumbent markets as long as we meet our obligations under the publishing agreement in those markets and, subject to certain termination rights, in certain independent markets for five years after the spin-off. Subject to various exceptions, Verizon also agreed not to publish, for one year following the spin-off, an Internet yellow pages service substantially similar to Superpages.com.

Competition with Other Directory Publishers

We have competed with other directory publishers for well over a decade and in some markets have, at times, had as many as seven different print yellow pages competitors. In the past, much of this competition was from small publishers that had minimal impact on our performance. Over the past six years, however, Yellow Book and several other regional competitors have become far more aggressive and have grown their businesses through both acquisition and expansion.

We have competition in over 95% of our markets, including our incumbent markets where we are the exclusive official Verizon publisher and the independent markets we have penetrated. Our largest competitor is Yellow Book, which is a market participant in most of our incumbent markets nationwide.

We believe that we are defending our leading market position in our incumbent markets both in terms of usage and advertising revenue. On the usage side, we believe that we have remained a preferred source of information for consumers by innovating our product line with the addition of smaller-sized companion directories and directories in Spanish, with marketing initiatives aimed at increasing usage and with various distribution strategies. On the advertising revenue side, we believe that we have countered our competitors’ pricing strategies with differentiated product offerings that suit our customers’ advertising needs and with value- enhancing programs that provide customers with a competitive cost per reference compared with other print directory publishers.

Although advertising on the Internet still represents only a small part of the total advertising market, as the Internet grows, it may become increasingly important as an advertising medium. We compete directly through our Internet yellow pages directory, Superpages.com, with the Internet yellow pages directories of some of the major directory publishers and the independent publishers. In addition, we compete with other Internet sites providing classified directory information, including Switchboard.com and Citysearch.com, and with search engines and portals, some of which have entered into agreements with other major directory publishers. However, we have entered into agreements with several search engines, portals and individual websites pursuant to which we place local advertising content on their respective websites, giving us access to a higher volume of traffic.

Patents, Trademarks and Licenses

We own several patents, patent applications, service marks, trademarks and Internet domain names in the United States and other countries, including Idearc™, Idearc Media™, the Idearc logo, the Idearc Media logo, Superpages.com ®, Superpages ®, Superpages Mobile SM, Solutions at Hand™ and Solutions Direct™. In addition, in connection with the spin-off, we entered into a branding agreement with Verizon that gives us limited rights to use the Verizon name and logo in conjunction with the publication of our print directories in specified markets and an intellectual property agreement that governs our and Verizon’s rights with respect to other intellectual property currently shared by us and Verizon.

Employees

At December 31, 2006, we had approximately 7,400 employees. We believe that our employee relations are good. At December 31, 2006, approximately 2,300 of our employees were represented by unions and subject to collective bargaining agreements.

Properties

Our property mainly consists of land and buildings. Our corporate headquarters are located in DFW Airport, Texas, and are subleased from an affiliate of Verizon. Although most of our offices are leased, we own several of our facilities. We believe that our existing facilities are in good working condition and are suitable for their intended purposes.

The following is a list of our facilities with at least 100,000 square feet. These facilities are administrative facilities, except that the Los Angeles, California facility is a former printing plant and the Martinsburg, West Virginia, and Fullerton, California, facilities are warehouse/distribution centers.

Location	Square Feet
Owned
Los Angeles, CA	320,412
Martinsburg, WV	191,068
Los Alamitos, CA	149,326
St. Petersburg, FL	100,000

Leased
DFW Airport, TX	418,824
Irving, TX (Executive Drive)	152,121
Middleton, MA	128,746
Fullerton, CA	112,944

Legal Proceedings

We are subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which we operate.

We establish reserves for specific liabilities in connection with regulatory and legal actions that we deem to be probable and estimable. No material amounts have been accrued in our financial statements with respect to any matters. In other instances, including the matters described below, we are not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below will have a material effect on our financial condition or results of operations.

We are currently subject to a class action lawsuit that was filed on June 22, 2004, in the California Superior Court, Orange County, and a purported class action lawsuit that was filed on April 6, 2006, currently pending in the U.S. District Court, Eastern District of New York. Both cases were filed by current and former sales representatives located in California, New York, Pennsylvania and New Jersey. The plaintiffs in these cases claim that we reduced their incentive pay through offsets for cancellations, non-renewals and credits on customer accounts and shifted a general business risk of loss to our sales representatives through the assignment of accounts that we allegedly knew would not renew their purchases, or would renew them at a lower level. The plaintiffs seek amounts that they allege were unlawfully deducted from their wages, civil penalties, interest, attorneys’ fees and costs. Some of the plaintiffs also seek amounts for overtime they allege they worked for which they were not paid. These cases are at varying stages of defense and the ultimate outcome is not determinable.

We are subject to an alleged patent infringement action that was filed on November 15, 2006, with the U.S. District Court for the Eastern District of Texas. The plaintiff, an English Wales corporation, filed its complaint alleging that it is the owner of U.S. Patent No. 5,930,474 entitled “Internet Organizer for Accessing Geographically and Topically Based Information.” Plaintiff claims that the defendants’ Superpages.com site utilizes technology that infringes its patent and that the defendants, through their agents and employees have induced the infringement or contributory infringement of the patent. Plaintiff seeks an order from the court that finds that the defendants infringed the patent, injunctive relief, and monetary damages. Defendants filed a responsive pleading to the complaint on February 9, 2007. The ultimate outcome of this case is not determinable.

MANAGEMENT

Directors

Set forth below is a description of the backgrounds of our directors.

Jerry V. Elliott, age 48, has served as a director of the Company since December 2006. He was president, chief executive officer and a director of Global Signal Inc., a publicly traded real estate investment trust that rents tower space to wireless carriers, from April 2006 until it was acquired by Crown Castle International in January 2007. From December 2005 to April 2006, Mr. Elliott served as president of Citizens Communications Co., a provider of communication services to rural areas and small to medium-sized towns. He served as chief financial officer of Citizens Communications from February 2002 to November 2005 and as a director from September 2004 until April 2006. Prior to holding these positions, Mr. Elliott was a Managing Director—Media and Communications in Morgan Stanley’s investment banking group, a partner at the law firm of Shearman & Sterling LLP and an accountant at Arthur Andersen LLP.

Katherine J. Harless, age 56, has served as our President and Chief Executive Officer since 2000 and a director since November 2006. Prior to joining the Company, she served in a variety of finance, sales and operations positions with Verizon Communications Inc. and its predecessor company, GTE, over a 27-year period, including serving as the president of GTE Airfone from 1996 to 2000 and president of GTE’s Texas/New Mexico telecommunications unit from 1993 to 1996. She serves on the board of directors of the Yellow Pages Association and The Toro Company, and on the advisory board of the University of Texas McCombs School of Business. Ms. Harless is a member of the Committee of 200 and Leadership America.

John J. Mueller, age 50, has served as our Chairman of the Board since November 2006. Mr. Mueller currently is a business consultant. Previously, he served as chief executive officer and president of Valor Telecommunications LLC from 2004 to 2006. Mr. Mueller also served as chief executive officer and president and as a member of the board of directors of Valor Communications Group, Inc., Valor Telecommunications’ parent company, from 2005 to 2006. He was appointed to Valor Communications Group’s board of directors following consummation of its initial public offering. Prior to becoming Valor Telecommunications’ chief executive officer and president, Mr. Mueller held the positions of president and chief operating officer. He joined Valor Telecommunications in April 2002 as executive vice president and chief operating officer. In July 2006, Alltel Corporation spun-off its wireline telecommunications business and it merged with Valor Communications Group, a local provider of telecommunications services, to form Windstream Corporation. Prior to joining Valor Telecommunications, Mr. Mueller spent 23 years at Cincinnati Bell Inc. serving in various positions including president of Cincinnati Bell Telephone Company, general manager—consumer markets and president and chief executive officer of CBD, Cincinnati Bell’s directory subsidiary. In 2006, he successfully completed an exam to be certified as having core competencies as a board member following completion of an executive education program sponsored by the UCLA Anderson School of Management.

Donald B. Reed, age 62, has served as a director of the Company since November 2006. Mr. Reed currently serves on the boards of directors of CSG Systems International Inc., Intervoice, Inc. and St. Lawrence Cement Group, Inc. From May 2000 to January 2003, he served as chief executive officer of Cable and Wireless Global, or C&W, a unit of Cable & Wireless plc (UK). C&W provided Internet protocol and data services to business customers in the United States, Europe and Japan. Mr. Reed served in various other executive positions at C&W from June 1998 to May 2000. He also served for 30 years in various executive positions at New England Telephone, NYNEX Corporation and Bell Atlantic Corporation, including as NYNEX’s vice president of government affairs in Washington, D.C., vice president of NYNEX Human Resources, president of NYNEX Information Resources, the directory operations of NYNEX, and president and group executive of NYNEX Corporation.

Stephen L. Robertson, age 55, has served as a director of the Company since November 2006. Mr. Robertson is currently a business consultant. Previously, he served as president of Convergys International, a unit of Convergys Corporation, from 2002 to 2005. Convergys Corporation, or Convergys, is a global outsourcing solutions company. Mr. Robertson also served as Convergys’ executive vice president of North American operations from 2000 to 2002 and as Convergys’ president of telecom solutions from 1996 to 2000. Prior to joining Convergys, he served 22 years in the telecommunications industry with Cincinnati Bell Corporation and Southwestern Bell Corporation. Mr. Robertson also served on the respective senior executive committees of Convergys and Cincinnati Bell Corporation.

Thomas S. Rogers, age 52, has served as a director of the Company since November 2006. Mr. Rogers currently serves as president and chief executive officer of TiVo Inc., a position he has held since July 2005. He also currently serves on the board of directors of TiVo Inc., a provider of television-based interactive and entertainment services. Mr. Rogers previously served as chairman of the board of Teleglobe International Holdings, Ltd., a provider of international voice, data, Internet and mobile roaming services, from November 2004 to February 2006. He also has served as chairman of TRget Media LLC, a media industry investment and operations advisory firm, since July 2003. Mr. Rogers served as the senior operating executive for media and entertainment for Cerberus Capital Management, a large private equity firm, from 2004 to July 2005. Prior to holding that position, he served as chairman and chief executive officer of Primedia, Inc., a print, video and online media company, from October 1999 to April 2003. From January 1987 until October 1999, Mr. Rogers held positions with National Broadcast Company, Inc., including president of NBC Cable and executive vice president.

Paul E. Weaver, age 61, has served as a director of the Company since December 2006. After more than 30 years of service, Mr. Weaver recently retired as a global partner of PricewaterhouseCoopers LLP, where he was chairman of the firm’s global technology practice group focusing on technology, infocomm, entertainment and media. During his service with PricewaterhouseCoopers, he served as the lead partner on a number of the firm’s largest global clients and held various management positions, including managing partner of the firm’s Dallas/Ft. Worth office and vice chairman, based in New York, responsible for all firm-wide revenue related activities. Mr. Weaver currently serves as a director of Gateway Inc. and AMN Healthcare Services Inc., is a Board member of the Ellis Island/Statue of Liberty Foundation, and serves on the Corporate Advisory Board of the University of Michigan Business School.

Executive Officers

The table below sets forth our executive officers and their respective current ages and positions.

Name	Age	Position
Katherine J. Harless	56	President, Chief Executive Officer and Director
Andrew Coticchio	51	Executive Vice President, Chief Financial Officer and Treasurer
Eric D. Chandler	41	President-Internet
Frank P. Gatto	53	President-Northeast
W. Scott Hanle	58	President-West and Independent
Sandra L. Henjum	46	President-Southeast and Central
Scott B. Laver	51	President-Mid-Atlantic
William G. Mundy	57	Executive Vice President, General Counsel and Secretary
Samuel D. Jones	44	Senior Vice President-Investor Relations
Michael D. Pawlowski	46	Senior Vice President and Chief Marketing Officer
Georgia R. Scaife	57	Senior Vice President-Human Resources
Janet P. Stevens	54	Senior Vice President-Public Relations

Andrew Coticchio has been our Chief Financial Officer since March 2003, Treasurer since October 2006 and Executive Vice President since November 2006. He served as President and Chief Executive Officer of Verizon Capital Group from July 2000 to March 2003.

Eric D. Chandler has been our President—Internet since September 2005. Prior to holding that position, he served as Vice President—E-Commerce Marketing from November 2003 to September 2005 and as Director—Innovation and Development from July 1999 to November 2003. Mr. Chandler serves on the board of directors of the Interactive Advertising Bureau.

Frank P. Gatto has been President of our Northeast region since June 2005. Mr. Gatto served as our Senior Vice President—Operations from September 2001 to June 2005. Prior to joining our company, he served as Vice President—Finance and Chief Financial Officer of the Puerto Rico Telephone Company from September 1999 to September 2001.

W. Scott Hanle has been President of our West and Independent regions since 2003. Mr. Hanle served as our Group President—International from 2000 to 2003. Prior to holding that position, he served as Vice President—Finance of GTE Information Services from 1992 to 2000.

Sandra L. Henjum has been President of our Southeast and Central regions since September 2003. Prior to holding that position, Ms. Henjum served as Group Vice President—Human Resources from July 2000 to September 2003.

Scott B. Laver has been President of our Mid-Atlantic region since September 2005. Prior to holding that position, he served as President—Internet from 2004 to 2005 and as President—Superpages Canada and the Northwest from June 2001 to December 2003.

William G. Mundy has been our General Counsel since 2000 and Executive Vice President and Secretary since November 2006. He served as Vice President and General Counsel of GTE Network Services from September 1997 to 2000.

Samuel D. Jones has been our Senior Vice President—Investor Relations since November 2006. He served as our Executive Director—Financial Planning and Analysis from June 2002 to October 2006. Prior to holding that position, Mr. Jones served as Executive Director—International Sales and Operations from June 2000 to May 2002.

Michael D. Pawlowski has been our Senior Vice President and Chief Marketing Officer since November 2006. He served as Vice President—Marketing and Strategic Planning from March 2005 to November 2006. Mr. Pawlowski served as Vice President—Marketing and Customer Relations of Verizon International Operations from 2000 to March 2005.

Georgia R. Scaife has been our Senior Vice President—Human Resources since November 2006. She served as our Vice President—Human Resources from October 2003 to October 2006. Prior to joining our company, Ms. Scaife served as Vice President—Staffing Services for Verizon Communications from June 2001 to October 2003. Prior to that assignment, she served as Vice President—Human Resources for the Puerto Rico Telephone Company.

Janet P. Stevens has been our Senior Vice President—Public Relations since November 2006. She served as Vice President—Public Affairs from July 2000 to November 2006. Previously, Ms. Stevens served as Vice President—Strategic Communications for GTE Corporation from 1998 to July 2000.

Annual Meeting

Our by-laws provide that our board of directors will fix and designate the date and time of the Idearc annual meeting of stockholders. Our first annual meeting of stockholders was held on April 19, 2007 in Dallas, Texas.

Corporate Governance

Corporate Governance Guidelines

The Company is committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. We have adopted a Code of Conduct for directors, officers and employees and Corporate Governance Guidelines, which, together with our certificate of incorporation, by-laws and Board committee charters, form our framework for governance. All of these documents are publicly available on our website at www.idearc.com or may be obtained free of charge upon written request to: Idearc Inc., P.O. Box 619810, 2200 West Airfield Drive, DFW Airport, TX 75261, Attention: Investor Relations.

Director Independence

As part of our corporate governance guidelines, the Board has established a policy requiring a majority of the members of the Board to be independent. For a director to be independent, the Board must determine, among other things, that the director does not have any direct or indirect material relationship with the Company. The guidelines for determining director independence are set forth in our Corporate Governance Guidelines, which conform to the independence requirements of the New York Stock Exchange (“NYSE”) corporate governance standards. Applying these independence standards, the Board has determined that John J. Mueller, Jerry V. Elliott, Donald B. Reed, Stephen L. Robertson, Thomas S. Rogers and Paul E. Weaver are all independent directors.

Director Nominations

Qualifications.

In considering nominees for election as director, the Nominating and Corporate Governance Committee considers a number of factors. Characteristics expected of all directors include integrity, high personal and professional ethics, sound business judgment and the ability and willingness to commit sufficient time to the Board. In evaluating the suitability of individual Board members, the Committee takes into account many factors, including the candidate’s general understanding of marketing, finance and other disciplines relevant to the success of a large publicly traded company in today’s business environment, understanding of our business and technology, educational and professional background and personal accomplishments.

Stockholder Recommendations.

The Nominating and Corporate Governance Committee will evaluate any director candidates recommended by a stockholder according to the same criteria as a candidate identified by the Nominating and Corporate Governance Committee. We have never received any recommendations for director candidates from stockholders.

Stockholders may recommend candidates at any time, but to be considered by the Nominating and Corporate Governance Committee for inclusion in our proxy statement for the next annual meeting of stockholders, recommendations must be submitted in writing no later than 120 days in advance of the first anniversary of the date of our proxy statement mailed to stockholders for the preceding year’s annual meeting of stockholders. A stockholder’s notice must contain the following:

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the name of the stockholder recommending the director candidate for consideration, the name of the director candidate and the written consent of the stockholder and the director candidate to be publicly identified;

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a written statement by the director candidate agreeing to be named in our proxy materials and to serve as a member of the Board (and any committee of the Board to which the director candidate is assigned to serve by the Board) if nominated and elected;

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a written statement by the stockholder and director candidate agreeing to make available to the Nominating and Corporate Governance Committee all information reasonably requested in connection with the Nominating and Corporate Governance Committee’s consideration of the director candidate; and

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the director candidate’s name, age, business and residential address, principal occupation or employment, number of shares of our common stock and other securities beneficially owned, a resume or similar document detailing personal and professional experiences and accomplishments, and all other information relating to the director candidate that would be required to be disclosed in a proxy statement or other filing made in connection with the solicitation of proxies for the election of directors pursuant to the Securities Exchange Act of 1934, the rules of the Securities and Exchange Commission and the NYSE corporate governance standards.

The stockholder’s notice must be signed by the stockholder recommending the director candidate for consideration and sent to the following address: Idearc Inc., P.O. Box 619810, 2200 West Airfield Drive, DFW Airport, TX 75261, Attention: Corporate Secretary (Nominating and Corporate Governance Committee Communication/Director Candidate Recommendation).

Communications with the Board

Any stockholder and other interested party may communicate with our Board of Directors, any Board committee, the non-management directors or any other individual director. All written communications must identify the recipient and the author and be forwarded by certified mail to: Idearc Inc., P.O. Box 619810, DFW Airport, TX 75261, Attention: Corporate Secretary. The Corporate Secretary will act as agent for the directors in facilitating these communications.

Code of Conduct

We have adopted a Code of Conduct applicable to all of its directors and employees, including the chief executive officer, chief financial officer and chief accounting officer. The purpose of the Code of Conduct is to, among other things, focus our directors, officers and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct and to help enhance and formalize our culture of integrity, respect and accountability. We will post information regarding any amendment to, or waiver from, our Code of Conduct on our website under the Investor Relations tab as required by applicable law.

The Board, Its Committees and Its Compensation

The Board

Under our Corporate Governance Guidelines, each director is expected to devote the time necessary to appropriately discharge his or her responsibilities, review all meeting materials distributed in advance of a meeting, be prepared to discuss the business to be presented and is strongly encouraged to attend and participate in all Board meetings and meetings of Board committees on which he or she serves. As part of our Corporate Governance Guidelines, the Board has adopted a policy that strongly encourages each director to attend each stockholder meeting.

The Board has established a policy that its non-management directors meet regularly in executive session, without members of management present. A non-management director presides over each executive session. The Board has appointed John J. Mueller to preside over executive sessions of the non-management directors.

Board Committees

The Board of Directors has three standing committees: Audit Committee, Human Resources Committee and Nominating and Corporate Governance Committee, each of which is described below. Each committee operates under a written charter adopted by the Board of Directors. All of the charters are publicly available on our website at www.idearc.com. You may also obtain a copy of our charters upon written request to our Investor Relations department at our principal executive offices.

Upon the Nominating and Corporate Governance Committee’s recommendations, our Board of Directors elects committee members annually. The table below sets forth the current composition of our Board committees.

	Audit Committee	Human Resources Committee	Nominating and Corporate Governance Committee
Jerry V. Elliott	✓	✓
John J. Mueller			✓ (Chair)
Donald B. Reed		✓ (Chair)
Stephen L. Robertson	✓	✓
Thomas S. Rogers			✓
Paul E. Weaver	✓ (Chair)

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The functions and responsibilities of the Audit Committee include:

•	establishing, monitoring and assessing our policies and procedures with respect to business practices, including the adequacy of our internal controls over accounting and financial reporting;

•	reviewing the annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm;

•	reviewing with management and the independent registered public accounting firm the scope and the planning of the annual audit;

•	engaging our independent registered public accounting firm and conducting an annual review of the independence of that firm;

•	pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the findings and recommendations of the independent registered public accounting firm and management’s response to the recommendations of that firm;

•	overseeing the internal audit function;

•	overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;

•	establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters;

•	establishing procedures for the confidential, anonymous submission by employees or concerns regarding questionable accounting or auditing matters;

•	preparing the Audit Committee report to be included in our annual proxy statement; and

•	reviewing the adequacy of the Audit Committee charter on an annual basis.

Our independent registered public accounting firm reports directly to the Audit Committee. Each member of the Audit Committee has the ability to read and understand fundamental financial statements. The Board has determined that all of the members of the Audit Committee are “independent” as defined by the NYSE corporate governance standards and Rule 10A-3 of the Securities Exchange Act of 1934. The Board has also determined that Mr. Weaver meets the requirements of an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission.

Human Resources Committee

The Human Resources Committee establishes, administers and reviews our policies, programs and procedures for compensating our executive officers and the Board. The functions and responsibilities of the Human Resources Committee include:

•	evaluating the performance of and determining the compensation for our executive officers, including our chief executive officer;

•	administering and making recommendations to the Board with respect to our equity incentive plan;

•	overseeing regulatory compliance with respect to compensation matters;

•	reviewing and approving employment and severance arrangements with our senior management;

•	reviewing director compensation policies and, as appropriate, making recommendations to the Board;

•	preparing the Human Resources Committee report to be included in the annual proxy statement;

•	overseeing preparation of the Compensation Discussion and Analysis to be included in the annual proxy statement; and

•	reviewing the adequacy of the Human Resources Committee charter.

The Board has determined that all three members of the Human Resources Committee are “independent” as defined by the NYSE corporate governance standards.

The Chair of the Human Resources Committee determines meeting agendas for the Human Resources Committee with the assistance of our General Counsel. From time to time, our executive officers, including our President and Chief Executive Officer, attend committee meetings. Independent advisors and our legal, accounting and human resources departments support the Human Resources Committee in fulfilling its responsibilities. The Committee has authority under its charter to retain, approve fees for, and terminate independent advisors as it deems necessary to assist in the fulfillment of its responsibilities. In connection with the spin-off, the Human Resources Committee engaged Hewitt Associates, an outside global human resources consulting firm, to review our executive compensation program. For more detail about the Human Resources Committee, including its role, and the use of a compensation consultant, see “—Compensation Discussion and Analysis.”

Human Resources Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers serves as a member of the compensation committee (or other Board committee performing the equivalent function) or as a member of the board of directors of any other company of which any member of the Human Resources Committee or our Board is an executive officer.

Nominating and Corporate Governance Committee

The functions and responsibilities of the Nominating and Corporate Governance Committee include:

•	developing and recommending corporate governance principles and procedures applicable to the Board and our employees;

•	recommending committee composition and assignments;

•	identifying individuals qualified to become directors;

•	recommending director nominees;

•	recommending whether incumbent directors should be nominated for re-election to the Board; and

•	reviewing the adequacy of the Nominating and Corporate Governance Committee charter.

The Board has determined that both members of the Nominating and Corporate Governance Committee are “independent” as defined by the NYSE corporate governance standards.

Director Compensation

In December 2006, the Board approved the director compensation program discussed below.

Annual Cash Compensation.

Non-management directors of the Company receive an annual cash retainer of $60,000. Directors who are our employees do not receive additional compensation for serving as directors. The Chairman of the Board receives an additional annual cash retainer of $60,000. The chair of the Audit Committee receives an additional annual cash retainer of $15,000. The chairs of the Human Resources Committee and Nominating and Corporate Governance Committee each receive an additional annual cash retainer of $10,000. We reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their service as directors.

Annual Equity-Based Compensation.

Non-management directors receive an annual award of restricted stock equal to $90,000 divided by the closing price of our common stock on the date of grant. These shares vest on the first anniversary of the grant date.

The tables below summarize the Company’s annual director compensation program.

		Chairman of the Board	Non-Management Directors
Annual cash retainer		$120,000	$60,000
Annual equity-based compensation		$90,000	$90,000

	Audit Committee Chair	Human Resources Committee Chair	Nominating and Corporate Governance Chair
Additional annual cash retainer for committee chair	$15,000	$10,000	$10,000

One-Time Equity-Based Compensation.

Current non-management directors received a one-time award of restricted stock valued at $170,000 as an initial inducement to serve on the Board, as compensation for 2006 services and Board formation activities and to provide a significant equity stake in the Company at the start of Board service. Non-management directors who join the Board in the future will receive a one-time award of restricted stock valued at $85,000 as an inducement to join the Board and to provide a significant equity stake in the Company at the start of Board service. These shares of restricted stock vest on the third anniversary of the grant date, with any accrued dividends being paid on the vesting date.

Director Compensation Table

The following table provides information concerning the compensation earned by our non-management directors during 2006.

Name (1)	Fees Earned or Paid in Cash (2)
Jerry V. Elliott	$0
John J. Mueller	$32,500
Donald B. Reed	$17,500
Stephen L. Robertson	$15,000
Thomas S. Rogers	$15,000
Paul E. Weaver	$18,750

(1)	Katherine J. Harless, our President and Chief Executive Officer, is not included in this table because she is an employee of the Company and thus receives no compensation for her service as a director. The compensation received by Ms. Harless as an employee of the Company is shown in the Summary Compensation Table.
(2)	Represents one-fourth of annual cash compensation under director compensation program. Mr. Elliott did not receive director compensation in 2006 because he was not elected to the Board until December 28, 2006.

Compensation Discussion and Analysis

The following compensation discussion and analysis contains statements regarding future individual and Company performance measures, targets and other goals. These goals are disclosed in the limited context of our executive compensation program and you should not take them to be statements of our expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Philosophy and Objectives

Our executive compensation program is designed to motivate, attract, reward and retain talented individuals who are essential to our continued success. In determining the form and amount of compensation payable to our chief executive officer, our chief financial officer and our three other most highly compensated executive officers for the year ended December 31, 2006, whom we refer to collectively as our Named Executive Officers, our Human Resources Committee is guided by the following objectives and principles:

•

Compensation should tie to performance. A significant portion of total compensation is tied to and varies with our financial, operational and strategic performance and total return to the stockholders, as well as individual performance.

•

Compensation should encourage and reward the achievement of specific corporate goals and initiatives. From time to time, the Board and management set specific corporate goals and initiatives pertaining to growth and profitability.

•

Compensation should align executives’ interests with our stockholders’ interests. Equity-based compensation encourages executives to focus on our long-term growth and prospects and to demonstrate long-term performance commitment and to manage our Company from the perspective of our stockholders.

•	Compensation should be transparent. Compensation should be transparent and easy to understand for investors, analysts, the Board and management.

Within this framework, we strive to maintain executive compensation levels that are fair, reasonable and competitive with our peer companies.

Compensation Setting Process

We just completed our first, partial fiscal year since our spin-off in November 2006. All of our compensation practices that were in place during 2006 were established by our former parent company before the spin-off. Prior to the spin-off, we retained Hewitt Associates LLC, or Hewitt, to initiate a review and assessment of our executive compensation program, including total compensation and individual pay components (e.g., base salary, bonus and equity compensation) of each of the Named Executive Officers. Hewitt was directed to identify a peer group of publicly traded companies, provide comparative data with respect to these peer companies, and provide recommendations regarding our overall compensation program and the Named Executive Officers’ pay levels.

Upon Hewitt’s recommendations, the Human Resources Committee recommended to the Board for approval and the Board approved several changes to our executive compensation program during January and February of 2007. For a further description of these changes, see “—2007 Executive Compensation Decisions” below.

The Human Resources Committee approves or recommends to the Board for approval all compensation decisions for the Named Executive Officers, including the grant of equity awards. The Human Resources Committee annually reviews and approves or recommends to the Board for approval the compensation decisions with respect to the Named Executive Officers to help ensure that such persons are fairly compensated based upon their performance and contribution to the Company’s growth and profitability and that such compensation decisions support the Company’s objectives and stockholder interests.

Except for Katherine J. Harless, our President and Chief Executive Officer, none of the Named Executive Officers is subject to an employment agreement with the Company. Our President and Chief Executive Officer is covered by an employment agreement that we assumed from our former parent company. Under the terms of this employment agreement, the Human Resources Committee annually reviews and may adjust Ms. Harless’s annual base salary and short- and long-term incentive award opportunities. For a description of the adjustments made to Ms. Harless’s base salary and incentive award opportunities for 2007, see “—2007 Executive Compensation Decisions” below. For additional information regarding Ms. Harless’s employment agreement, see “—Potential Payments Upon Severance and Change of Control Arrangements—Harless Employment Agreement” and “Executive Compensation—Harless Employment Agreement.”

Benchmarking and Peer Group

Upon the recommendation of Hewitt, the Human Resources Committee selected a compensation peer group of companies consisting of 125 companies in the Hewitt Total Compensation Measurement Database, which we refer to as the Peer Group, that included companies having similar size, revenue and number of employees to the Company. From the Peer Group, we selected a smaller group of media and publishing companies to cross-check the compensation analysis of the larger Peer Group. The smaller group of media and publishing companies included the following 15 publicly held companies: Belo Corp., Dex Media, Inc., Dow Jones and Company, Inc., Gannett Co., Inc., Knight-Ridder, Inc., McGraw-Hill Companies Inc., Meredith Corporation, The New York Times Company, Primedia Inc., R.H. Donnelley Corporation, The Reader’s Digest Association, Inc., Scholastic Corporation, Tribune Company, The Washington Post Company and Wiley John & Sons Inc.

We did not benchmark our 2006 executive compensation program against the Peer Group because all of our compensation practices that were in place during 2006 were established by our former parent company before the spin-off. In setting executive compensation for 2007, our Human Resources Committee used the Peer Group in implementing the base salary, short-term cash-based incentive award opportunities and long-term equity-based incentive award opportunities for the Named Executive Officers who are not covered by an employment agreement. Our Human Resources Committee aims to target the total compensation packages to be paid to each of the Named Executive Officers who is not covered by an employment agreement between the 50th and 75th percentiles of total compensation packages paid to similarly situated executive officers of the companies comprising the Peer Group, as adjusted for size. Our policy for allocating total compensation between base salary and incentive awards is to position base salary compensation at the 50th percentile of base salary compensation paid to similarly situated executive officers of the companies comprising the Peer Group and incentive compensation at the 75th percentile of incentive compensation paid to similarly situated executive officers of the companies comprising the Peer Group. We feel that this allocation properly reflects our emphasis on linking the incentive compensation to Company performance and results. This allocation was comparable to those for companies in the Peer Group.

In setting 2007 compensation for our President and Chief Executive Officer, one of the factors considered by our Human Resources Committee was the data on compensation paid to similarly situated executive officers of the companies comprising the Peer Group. Our Human Resources Committee also considered various other factors, such as the term of the existing employment agreement, the minimum short-term cash-based incentive award and long-term equity-based incentive award opportunities set forth in the employment agreement, rights upon termination of employment set forth in the employment agreement and our Long Term Incentive Plan, and restrictive covenants set forth in the employment agreement and award agreements under our Long Term Incentive Plan.

Compensation Program Components

Our executive compensation program consists of the following components:

•	Base salary;

•	Short-term cash-based incentive awards;

•	Long-term equity-based incentive awards; and

•	Employee benefits and other perquisites.

We believe the compensation packages established by our former parent for 2006 were allocated between base salary and non-base salary, including benefits and incentive based awards, in a manner that was competitive within the marketplace and industry and appropriate to fulfill our stated compensation policies.

Base Salary

The Human Resources Committee believes that competitive levels of cash compensation, together with equity and other incentive programs, are necessary for the motivation and retention of our executive officers. Base salaries provide executives with a predictable level of income and help achieve the objectives outlined above by attracting and retaining strong talent. We review and, if required, adjust base salaries for our Named Executive Officers on an annual basis. During its review of base salaries for executive officers, the Human Resources Committee primarily considers market data provided by our outside consultants, internal review of the executive officer’s compensation, and individual performance of the executive officer. The Named Executive Officers earned the following 2006 base salaries:

Name	Base Salary
Katherine J. Harless President and Chief Executive Officer	$483,000

Andrew Coticchio Executive Vice President and Chief Financial Officer	$308,500

Frank P. Gatto President-Northeast	$272,800

W. Scott Hanle President-West and Independent	$269,700

Scott B. Laver President-Mid-Atlantic	$270,000

In January and March 2007, our Human Resources Committee recommended to the Board for approval and the Board approved several changes to the base salaries of our Named Executive Officers. For a further description of these changes, see “—2007 Executive Compensation Decisions” below.

Short-Term Cash-Based Incentive Awards

We provide an opportunity for annual cash-based incentive awards to the Named Executive Officers to reward the achievement of corporate goals and initiatives. For 2006, in connection with the spin-off, we entered into an Employee Matters Agreement with our former parent company, pursuant to which we agreed, among other things, to assume all liabilities relating to the Company participants under our former parent company’s short-term incentive plan in which such persons participated at the time of the spin-off.

The targeted value of the short-term incentive award was set by our former parent company and was generally based on a percentage of the Named Executive Officer’s actual base salary. The target awards for the Named Executive Officers were 75% of base salary (112.5% for Ms. Harless). For 2006, the performance targets, and their respective weightings, were as follows:

•	Net income of Verizon Information Services Inc. (“VIS”), which was our predecessor entity and a subsidiary of our former parent company (30%);

•	Customer service (25%);

•	Earnings per share of our former parent company (25%);

•	Total revenue of VIS (15%); and

•	Employee diversity of VIS (5%).

If these performance targets were met, we would pay 100% of the target awards to the Named Executive Officers. If these performance targets were exceeded, the Named Executive Officers would receive more than the target awards.

After input from management and our former parent company, the Human Resources Committee determined that these performance targets were exceeded for 2006, and the Human Resources Committee approved the payment of individual award amounts to the Named Executive Officers based on Company and individual performance. The Named Executive Officers earned the following “Actual 2006 Cash Awards,” which reflect actual cash bonuses that were earned for work performed in 2006 and paid in February 2007:

Name	Actual 2006 Cash Awards
Katherine J. Harless	$556,959
Andrew Coticchio	$231,750
Frank P. Gatto	$206,646
W. Scott Hanle	$204,298
Scott B. Laver	$204,525

In February 2007, our Human Resources Committee recommended to the Board for approval and the Board approved several changes to our short-term incentive plan. For 2007, short-term incentive plan awards will be measured by the attainment of performance targets related to print published revenue, Internet revenue and operating income before interest, taxes, depreciation and amortization (OIBITDA). For a further description of these changes, see “—2007 Executive Compensation Decisions” below.

Special Cash Bonus Related to Verizon Long-Term Incentive Plan

For employees who received awards in 2004 under our former parent company’s long-term incentive plan, we made a cash payment related to the period from the date of the spin-off through December 31, 2006. The

Named Executive Officers earned the following special one-time partial long-term incentive plan payments that were paid in February 2007:

Name	Special One–Time Partial Long-Term Incentive Plan Payment
Katherine J. Harless	$28,855
Andrew Coticchio	$7,621
Frank P. Gatto	$6,639
W. Scott Hanle	$6,571
Scott B. Laver	$4,166

This was a special one-time partial long-term incentive plan payment given to the Named Executive Officers. We do not intend to distribute a similar award for the 2007 fiscal year.

Special One-Time Cash Performance Awards in Connection with Spin-Off from Verizon

The Board approved special one-time performance awards, payable in cash, to designated employees in recognition of their efforts in connection with the spin-off. In determining the amounts of these special one-time performance awards, our President and Chief Executive Officer provided to the Human Resources Committee and the Board an evaluation of each executive officer’s contribution to the success of the spin-off and made a recommendation as to the amount of the special performance award to be given to each of the executive officers. Our President and Chief Executive Officer presented her recommendations to the Human Resources Committee and the Board, and the Board approved these special one-time performance awards.

The Named Executive Officers earned the following special one-time performance awards in connection with the spin-off that were paid in January 2007:

Name	Special Performance Award
Katherine J. Harless	$400,000
Andrew Coticchio	$100,000
Frank P. Gatto	$100,000
W. Scott Hanle	$75,000
Scott B. Laver	$150,000

This was a special one-time performance award given to the Named Executive Officers in connection with the spin-off. The Company does not intend to distribute a similar award for the 2007 fiscal year.

Long-Term Equity Compensation

Our Long Term Incentive Plan is intended to (i) optimize our profitability and growth through long-term incentives that are consistent with our goals and that link the interests of participants to those of our stockholders, (ii) provide participants with an incentive for excellence in individual performance, (iii) provide flexibility to help us motivate, attract and retain the services of participants who make significant contributions to our success, and (iv) allow participants to share in our success. Our Human Resources Committee and the Board administer the Long Term Incentive Plan, including selecting award recipients, setting the exercise price, if any, of awards, fixing all other terms and conditions of awards, and interpreting the provisions of the Long Term Incentive Plan.

Types of Awards—Our Human Resources Committee has the authority to grant various types of awards to employees under the Long Term Incentive Plan. These types of awards include:

•

Performance Shares and Performance Units. Performance shares and performance units are linked to our performance over a performance cycle designated by our Human Resources Committee. These awards will be paid only to the extent that we attain the corresponding performance goals. These awards are payable in cash, common stock or a combination of both, as determined by our Human Resources Committee. Before the performance shares or performance units have vested, no dividends are payable, but participants holding performance shares or performance units may be credited with dividend equivalents equal to the amount or value of the dividends that would have been paid on the underlying shares of the unvested awards if they were vested, or as otherwise outlined in the separate award agreements for the performance shares or performance units.

•

Restricted Stock and Restricted Stock Units. Restricted stock and restricted stock units represent grants of our common stock or stock units that are subject to a risk of forfeiture or other restrictions that lapse when one or more performance or other objectives, as determined by our Human Resources Committee, are achieved. Any awards will be subject to such conditions, restrictions and contingencies as our Human Resources Committee determines. Restricted stock units are payable in cash, common stock or a combination of both, as determined by our Human Resources Committee. During the restriction period, no dividends are payable on unvested shares, but participants holding shares of restricted stock may be credited with dividend equivalents equal to the amount or value of the dividends that would have been paid on the unvested shares if they were vested, or as otherwise outlined in the separate award agreements for the restricted stock or restricted stock units.

•

Stock Options. Each stock option represents the right to purchase a specified number of shares of our common stock, at a fixed grant price that cannot be less than the fair market value of the shares on the grant date. Our Long Term Incentive Plan does not permit re-pricing of any previously granted stock options. The maximum term of a stock option is ten years from the date of grant. Any option will be exercisable in accordance with terms established by our Human Resources Committee. The purchase price of an option may be payable in cash, common stock (valued at fair market on the day of exercise) or a combination of both. Our Long Term Incentive Plan authorizes our Human Resources Committee to grant non-qualified stock options as well as incentive stock options that comply with the requirements of Section 422(b) of the Internal Revenue Code.

•

Other Awards. The Human Resources Committee has authority to grant other awards. These awards may include, among other things, cash incentive awards and stock appreciation rights. The Human Resources Committee has the discretion to determine the terms and conditions of any such awards.

We did not grant any long-term equity awards under the Long Term Incentive Plan in 2006. In February and March 2007, our Human Resources Committee recommended to the Board for approval and the Board approved performance targets and target long-term incentive percentages for our Named Executive Officers for 2007. For a further description of these decisions, see “—2007 Executive Compensation Decisions” below.

We do not have a formal policy on timing equity awards in connection with the release of material non-public information to affect the value of compensation. The Human Resources Committee has approved, and will continue to approve, all grants of equity compensation. Although the President and Chief Executive Officer and other executive officers make recommendations to the Human Resources Committee from time to time about the form and amount of equity awards to be granted to our employees, such awards are approved by the Human Resources Committee. The Human Resources Committee does not expect to delegate such approval authority to our management or any subcommittee in the near future. Furthermore, beginning in 2007 and generally, we will (i) make the annual long-term equity awards to our employees, including our Named Executive Officers, in the first quarter of the fiscal year, following the announcement of our fourth quarter earnings for the previous year, and (ii) make awards, if any, to new hires on the first trading day following the month of such employees’ hire date. Notwithstanding the above, there may be times that the Human Resources Committee elects to make equity awards other than these designated times for legitimate business purposes. In the event that material non-public information becomes known to the Human Resources Committee prior to granting equity compensation, the Human Resources Committee will take the existence of such information under advisement and make an assessment in its business judgment whether to delay the grant of the equity award in order to avoid any impropriety.

Employee Benefits and Other Perquisites

The Named Executive Officers are eligible to participate in our flexible benefits plans that are generally available to all of our employees. Under these plans, all employees are entitled to medical, vision, life insurance, disability coverage and post-retirement medical benefits (for employees having 13 1/2 years of service as of June 30, 2006). Additionally, our employees are entitled to vacation, sick leave and other paid holidays. The Human Resources Committee believes our commitment to provide benefits and perquisites recognizes that the health and well-being of our employees contribute directly to a productive and successful work life that enhances results for the Company and our stockholders. The Named Executive Officers are eligible to receive other benefits and perquisites as outlined below. Beginning in 2007, the Human Resources Committee will annually review the benefit and perquisite program to determine if any adjustments are appropriate.

Pension Plans

Currently, pension benefits do not accrue for our management employees, including the Named Executive Officers. Prior to our spin-off, however, our Named Executive Officers participated in pension plans maintained by our former parent company. In December 2005, our former parent company announced that management employees, including our management employees, would no longer earn pension benefits after June 30, 2006. In connection with the spin-off, pension assets and liabilities under our former parent company’s pension plans were transferred to our pension plans, which are substantially similar to our former parent company’s pension plans. These pension obligations were transferred to us as required by Section 414(l) of the Internal Revenue Code.

Our former parent company’s management pension plan, now the Idearc Pension Plan for Management Employees, which we refer to as the Management Pension Plan, is a noncontributory, tax-qualified pension plan for salaried employees that provides for distribution of benefits in a lump sum or an annuity, at the participant’s election. All participant pension benefits are calculated using a cash balance formula that provides for pay credits equal to 4% to 7% (depending upon age and service) of annual eligible pay up to the statutory limit on compensation ($220,000 in 2006), for each year of service following the conversion to cash balance. In general, eligible pay includes base salary and short-term incentives, exclusive of certain senior manager or other incentive compensation, and other similar types of payments. Additionally, monthly interest credits are made to the participant’s account balance based upon the prevailing market yields on certain U.S. Treasury obligations. In order to record these pay and interest credits, the plan administrator maintains a hypothetical account balance for each participant. However, as part of the transition to a cash balance formula, all participants who had at least ten years of service with our former parent company and its subsidiaries as of January 1, 2002, received benefits under an alternative formula, referred to as the “highest average pay formula,” if that formula provided a higher benefit than the cash balance formula. Under this alternative formula, pensions are computed on 1.35% of eligible pay for the average annual salary for the five highest consecutive years up to the statutory limit on compensation ($220,000 in 2006), for each year of service. Each of our Named Executive Officers has his or her benefits under the Management Pension Plan calculated under the highest average pay formula. The following Named Executive Officers are currently eligible for early retirement: Ms. Harless, Mr. Gatto and Mr. Hanle.

Section 415 of the Internal Revenue Code places limitations on pension benefits that may be paid from the trusts of tax-qualified plans, such as the Management Pension Plan. Accordingly, any pension amounts for executive officers that exceed that limit will be paid under the Idearc Excess Pension Plan, which we refer to as the Excess Pension Plan. The Excess Pension Plan is a nonqualified, unfunded, supplemental retirement plan. The Excess Pension Plan is provided to all eligible employees. Our Named Executive Officers began participating in the Excess Pension Plan as of January 1, 2005. Their participation in the Excess Pension Plan is limited to the cash balance formula. They are not eligible for the highest average pay formula under the Excess Pension Plan. This means that the Named Executive Officers (as well as all other participating employees) were eligible to receive pay credits in 2006 equal to 4% to 7% (depending on age and service) under the Excess Pension Plan on all eligible compensation that exceeds the IRS qualified pay limits ($220,000 in 2006). This is the same pay-credit percentage range received under the cash balance formula in the Management Pension Plan, up to the applicable IRS qualified payments.

Effective July 1, 2006, management employees of our former parent company, including our Named Executive Officers, ceased earning pension benefits under the Management Pension Plan and the Excess Pension Plan. For all management employees, including the Named Executive Officers, earning pension benefits as of June 30, 2006, our former parent company enhanced the pension benefit earned as of that date, adding 18 months of additional pay credits to the cash balance pension accounts and, if applicable, 18 months of service to the highest average pay pension calculation.

Currently, we do not offer any new pension benefits to our employees, including the Named Executive Officers. Our Management Pension Plan and Excess Pension Plan represent transferred assets and liabilities from our former parent company’s pension plans.

Idearc Savings Plan For Management Employees

Our management employees also participate in the Idearc Savings Plan for Management Employees, which we refer to as the Idearc Savings Plan. Under the Idearc Savings Plan, participants are entitled to make contributions on a pre-tax or post-tax basis and receive matching contributions in accordance with the terms of the plan. We provide a matching contribution equal to 6% of eligible compensation deferred or contributed to the savings plan. In addition, management employees may be eligible for an additional performance-related matching contribution of up to 3% of eligible compensation if performance criteria, to be established by the Human Resources Committee, are met.

Fringe Benefits and Perquisites

The Named Executive Officers also receive the following fringe benefits and perquisites:

•	Payments for partial premium costs on life insurance policy;

•	Tax gross-up associated with payments for partial premium costs on life insurance policy;

•	Physical examinations;

•	Financial planning resources, services and assistance;

•	Personal use of the corporate aircraft; and

•	Monthly flexible allowances.

Use of the corporate aircraft is controlled by a corporate aircraft policy approved by our Board, which policy is administered by our Chief Financial Officer. The cost associated with personal use of our corporate aircraft is allocated to our executive officers and Board members in accordance with Internal Revenue Service regulations.

Accounting and Tax Treatment

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation we may deduct for U.S. federal income tax purposes in any one year with respect to our President and Chief Executive Officer and the next four most highly compensated officers. Performance-based compensation that meets certain requirements is, however, excluded from this $1,000,000 limitation.

In reviewing the effectiveness of the executive compensation program, the Human Resources Committee considers the anticipated tax treatment to us and to the Named Executive Officers of various payments and benefits. However, the deductibility of certain compensation payments depends upon the timing of an executive’s vesting or exercise of previously granted awards, as well as interpretations and changes in the tax laws and other factors beyond the Human Resources Committee’s control. For these and other reasons, including to maintain flexibility in compensating the Named Executive Officers in a manner designed to promote varying corporate goals, the Human Resources Committee will not necessarily, or in all circumstances, limit executive compensation to that which is deductible under Section 162(m) of the Internal Revenue Code and has not adopted a policy requiring all compensation to be deductible.

The Human Resources Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives. The Human Resources Committee may establish annual performance criteria in an effort to ensure deductibility of the cash and restricted stock incentive awards made under the Long Term Incentive Plan. Base salary does not qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. We currently expect that all compensation paid to the Named Executive Officers in 2006 will be deductible by the Company.

Accounting for Stock-Based Compensation

We account for stock-based payments including awards under our Long Term Incentive Plan in accordance with the requirements of FASB Statement 123(R).

Potential Payments Upon Severance and Change of Control Arrangements

Harless Employment Agreement

Katherine J. Harless, our President and Chief Executive Officer, is covered by an employment agreement that we assumed from our former parent company. The employment agreement (i) will terminate upon Ms. Harless’s death; (ii) may be terminated by us upon Ms. Harless’s disability; (iii) may be terminated by Ms. Harless for (a) retirement (Ms. Harless is currently eligible for retirement), (b) “good reason” (as defined below) or (c) a reason other than retirement or “good reason”; and (iv) may be terminated by us for “cause” (as defined below) or without “cause.”

Upon the termination of Ms. Harless’s employment due to her death or disability:

(a) we will make a lump-sum cash payment equal to the excess of (1) the sum of base salary and 50% of her maximum short-term bonus opportunity, over (2) any amounts payable under any Company-sponsored disability plan; and

(b) her outstanding Company stock options, if any, will vest and will be exercisable until the earlier of five years after the date of termination or the maximum term of each option.

If Ms. Harless’s employment were to have been terminated on December 31, 2006, due to death, we estimate that the value of the payments and benefits described in clauses (a) and (b) above she would have been eligible to receive is as follows: (a) $845,250 and (b) $0, with an aggregate value of $845,250. As of December 31, 2006, Ms. Harless did not have any outstanding Company stock options.

If Ms. Harless’s employment were to have been terminated on December 31, 2006, due to disability, we estimate that the value of the payments and benefits described in clauses (a) and (b) above she would have been eligible to receive is as follows: (a) $845,250 less amounts payable under the Company’s short-term disability plan (which would be $483,000) and our long-term disability plan (which would be $35,000 per month), which short- and long-term disability payments would be reduced if Ms. Harless elects to receive distributions under our pension plans, and (b) $0. As of December 31, 2006, Ms. Harless did not have any outstanding Company stock options.

Upon the termination of Ms. Harless’s employment for retirement:

(a) she is entitled to a pro-rated portion of any short-term and long-term bonuses (when and to the extent that they are earned); and

(b) her outstanding Company stock options, if any, will vest and will be exercisable until the earlier of five years after the date of termination or the maximum term of each option.

If Ms. Harless’s employment were to have been terminated on December 31, 2006, due to retirement, we estimate that the value of the payments and benefits described in clauses (a) and (b) above she would have been eligible to receive is as follows: (a) $556,959 and (b) $0, with an aggregate value of $556,959. As of December 31, 2006, Ms. Harless did not have any outstanding Company stock options. Ms. Harless is currently eligible for retirement.

Upon the termination of Ms. Harless’s employment by Ms. Harless for “good reason”:

(a) she is entitled to a lump-sum cash severance payment equal to the excess of (1) two times the sum of base salary and 50% of her maximum short-term bonus opportunity, over (2) any amounts paid or payable to her under any Company-sponsored severance plan, program, policy, contract, account or arrangement;

(b) her outstanding Company stock options, if any, will vest and will be exercisable until the earlier of five years after the date of termination or the maximum term of each option; and

(c) she is eligible for outplacement services to the extent such services are then available to senior executives at the Company.

“Good reason” is defined as a material breach by us of the terms and conditions of the employment agreement, a material reduction in overall compensation opportunities or an assignment to a new principal work location that is more that 50 miles from DFW Airport, Texas, or New York, New York.

If Ms. Harless’s employment were to have been terminated by Ms. Harless on December 31, 2006, for good reason, we estimate that the value of the payments and benefits described in clauses (a), (b) and (c) above she would have been eligible to receive is as follows: (a) $1,690,500, (b) $0, and (c) $14,500, with an aggregate value of $1,705,000. As of December 31, 2006, Ms. Harless did not have any outstanding Company stock options.

Upon the voluntary termination of Ms. Harless’s employment by Ms. Harless for any reason other than retirement (Ms. Harless is currently eligible for retirement) or good reason:

(a) she is entitled to accrued and unpaid base salary, and

(b) she will forfeit all outstanding Company stock options, if any.

Upon the involuntary termination of Ms. Harless’s employment by us for “cause”:

(a) she is entitled to accrued and unpaid base salary and accrued vacation time through the date of termination, and

(b) she will forfeit all outstanding Company stock options, if any, if she is not eligible for retirement (Ms. Harless is currently eligible for retirement).

“Cause” is defined as (i) gross incompetent performance or substantial or continuing inattention or neglect of the duties and responsibilities assigned to her, fraud, misappropriation or embezzlement involving the Company or a material breach of any covenants in the employment agreement, or (ii) commission of any felony of which she is finally adjudged guilty by a court of competent jurisdiction.

Upon the involuntary termination of Ms. Harless’s employment by us without cause:

(a) she is entitled to a lump-sum cash severance payment equal to the excess of (1) two times the sum of base salary and 50% of her maximum short-term bonus opportunity, over (2) any amounts paid or payable to her under any Company-sponsored severance plan, program, policy, contract, account or arrangement;

(b) her outstanding Company stock options, if any, will vest and will be exercisable until the earlier of five years after the date of termination or the maximum term of each option; and

(c) she is eligible for outplacement services to the extent such services are then available to senior executives at the Company.

If Ms. Harless’s employment were to have been terminated by us on December 31, 2006, without cause, we estimate that the value of the payments and benefits described in clauses (a), (b) and (c) above she would have been eligible to receive is as follows: (a) $1,690,500, (b) $0, and (c) $14,500, with an aggregate value of $1,705,000. As of December 31, 2006, Ms. Harless did not have any outstanding Company stock options.

Long Term Incentive Plan

Under our Long Term Incentive Plan, upon the occurrence of a “change in control” (as defined in the Long Term Incentive Plan), any and all then-outstanding options and stock appreciation rights will become immediately exercisable, and any vesting or other conditions, restriction periods and restrictions imposed on or with respect to any other awards that are then-outstanding (including any performance shares, performance units, restricted shares or restricted stock units) will lapse. As of December 31, 2006, none of the Named Executive Officers had any outstanding equity incentive awards that were issued under the Long Term Incentive Plan.

Idearc Savings Plan For Management Employees

Under the Idearc Savings Plan, upon the occurrence of a “change in control” (as defined in the Idearc Savings Plan), an employee whose employment with the Company has not terminated prior to the change in control will be fully vested in the matching contributions and income that have been allocated to each participant’s account as of the date of the change in control and after the date of the change in control. As of December 31, 2006, all of the Named Executive Officers are fully vested under the Idearc Savings Plan.

2007 Executive Compensation Decisions

Our Board, based upon a recommendation from the Human Resources Committee, established 2007 salary levels and target incentive percentages for our Named Executive Officers.

In January 2007, our Human Resources Committee recommended to the Board for approval and the Board approved several changes to the base salaries of the Named Executive Officers who are not covered by an employment agreement, based upon the advice and recommendations regarding comparable compensation levels from Hewitt. The changes in the base salaries of these Named Executive Officers are described in the table below.

In February 2007, our Human Resources Committee recommended to the Board for approval and the Board approved several changes to the short-term incentive plan. Awards under the 2007 short-term incentive plan will be measured by the attainment of performance targets related to print published revenue, Internet revenue and operating income before interest, taxes, depreciation and amortization (OIBITDA) during the period beginning January 1, 2007, and ending December 31, 2007. These awards, based on the achievement of these performance targets, will be paid in cash during the first quarter of 2008. Achievement of 100% of the short-term incentive performance targets would result in the payment of an award determined by multiplying the Named Executive Officer’s base salary by the target short-term incentive percentage set forth in the table below (the “Target STI

Award”). Achievement of the minimum threshold for payment of an award would result in an award payment equal to 25% of the Target STI Award. The maximum award payout would result in an award payment equal to 200% of the Target STI Award. The percentage of the Target STI Award actually paid will be based on the level of attainment of the performance targets.

In February 2007, our Human Resources Committee recommended to the Board for approval and the Board approved target award percentages and benchmarks under the Company’s Long Term Incentive Plan for our Named Executive Officers not subject to an employment agreement. Awards under the Long Term Incentive Plan will be measured by the Company’s Total Shareholder Return (“TSR”), relative to the TSR of a market benchmark over a three-year measurement period beginning on January 1, 2007, and ending on December 31, 2009 (the “LTI Measurement Period”). Achievement of 100% of the long-term incentive performance target would result in the payment of an award determined by multiplying the closing price of our stock on the last trading day in the LTI Measurement Period by the number of performance units granted to the applicable Named Executive Officer on the grant date (the “Target LTI Award”). The number of performance units granted on the grant date was determined by (i) multiplying the Named Executive Officer’s base salary by the target long-term incentive percentage set forth in the table below, and (ii) dividing the product thereof by the closing price of our common stock on the grant date. Achievement of the minimum threshold for payment of an award would result in an award payment equal to 25% of the Target LTI Award. The maximum award payout would result in an award payment equal to 150% of the Target LTI Award. The percentage of the Target LTI Award actually paid will be based on the level of attainment of the performance target. The performance units will be settled in cash at the end of the LTI Measurement Period.

In March 2007, our Human Resources Committee recommended to the Board for approval and the Board approved the base salary (effective March 1, 2007) and target short- and long-term incentive target award percentages for our President and Chief Executive Officer set forth in the table below.

The table below sets forth the 2007 base salary levels and target incentive percentages under our 2007 short- and long-term incentive programs for each of our Named Executive Officers.

Name	Base Salary (1)	Target Short-Term Incentive Percentage (as % of base salary)	Target Long-Term Incentive Percentage (as % of base salary)
Katherine J. Harless	$650,000	112.5%	425%
Andrew Coticchio	$425,000	80%	175%
Frank P. Gatto	$307,400	80%	175%
W. Scott Hanle	$303,900	80%	175%
Scott B. Laver	$304,300	80%	175%

(1)	The base salary for each Named Executive Officer was effective as of January 1, 2007, except for the base salary of Ms. Harless, which was effective as of March 1, 2007.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding the compensation of our Named Executive Officers.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value	All Other Compensation (4)	Total
Katherine J. Harless	2006	$483,000	$400,000	$0	$556,959	$174,053	$166,833	$1,780,845
President and Chief Executive Officer
Andrew Coticchio	2006	$308,500	$100,000	$0	$231,750	$127,068	$65,355	$832,673
Executive Vice President and Chief Financial Officer
Frank P. Gatto	2006	$272,800	$100,000	$0	$206,646	$132,426	$64,952	$776,824
President—Northeast
W. Scott Hanle	2006	$269,700	$75,000	$0	$204,298	$59,496	$104,193	$712,687
President—West & Independent
Scott B. Laver	2006	$270,000	$150,000	$0	$204,525	$106,029	$50,664	$781,218
President—Mid-Atlantic

(1)	Represents one-time bonuses for extraordinary efforts in connection with the spin-off from Verizon in 2006.
(2)	The Company did not grant equity incentive plan awards during 2006. However, prior to our spin-off, Verizon granted restricted stock units and performance stock units to our Named Executive Officers on February 1, 2006, pursuant to its long-term incentive plan. The aggregate dollar value of the awards granted by Verizon to each of our Named Executive Officers, based on the average price of Verizon’s common stock on the grant date, is as follows: Ms. Harless ($2,415,000), Mr. Coticchio ($694,125), Mr. Gatto ($613,800), Mr. Hanle ($606,825) and Mr. Laver ($607,500). In connection with our spin-off, these awards became fully vested. While the expense associated with these awards was allocated to the Company in connection with the spin-off, Verizon retained the obligation to pay these awards based on the value of its common stock on December 31, 2008, and its total shareholder return relative to the return of benchmark companies.
(3)	Represents cash awards under our short-term incentive plan.
(4)	Includes the following for each Named Executive Officer:

•	Matching contributions to executive deferral plan maintained by Verizon prior to the spin-off;

•	Matching contributions to the Idearc Savings Plan;

•	Cash payment for portion of Verizon 2004 long-term incentive plan award for the period from the date of the spin-off through December 31, 2006;

•	Cash payment for premium costs on life insurance policy;

•	Tax gross-ups associated with cash payment for premium costs on life insurance policy;

•	The cost of financial planning services;

•	For Ms. Harless only, the cost of a physical examination; and

•

For Ms. Harless only, the aggregate incremental cost of personal use of the corporate aircraft. Use of the corporate aircraft is controlled by a corporate aircraft policy approved by our Board, which policy is administered by our Chief Financial Officer. The cost associated with personal use of our corporate aircraft is allocated to our executive officers and Board members in accordance with Internal Revenue Service regulations.

The table below sets forth the amount of each of these items.

Total All Other Compensation

Name	Executive Deferral Plan	Savings Plan	Partial LTIP Payment	Life Insurance Policy	Tax Gross-ups	Financial Planning	Physical Examination	Aircraft
Ms. Harless	$39,813	$14,025	$28,855	$41,752	$23,948	$8,710	$1,462	$8,268
Mr. Coticchio	$17,210	$14,025	$7,621	$12,325	$7,069	$7,105	$0	$0
Mr. Gatto	$12,563	$14,025	$6,639	$15,646	$8,974	$7,105	$0	$0
Mr. Hanle	$11,694	$14,025	$6,571	$41,179	$23,619	$7,105	$0	$0
Mr. Laver	$10,309	$14,025	$4,166	$14,085	$8,079	$0	$0	$0

Grants of Plan-Based Awards

The following table sets forth information concerning our grant of short-term incentive plan awards to our Named Executive Officers during the year ended December 31, 2006. We did not grant equity incentive plan awards during 2006.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)
Name	Threshold	Target	Maximum
Ms. Harless	$0	$543,375	$724,500
Mr. Coticchio	$0	$231,375	$308,500
Mr. Gatto	$0	$204,600	$272,800
Mr. Hanle	$0	$202,275	$269,700
Mr. Laver	$0	$202,500	$270,000

(1)	The maximum amount shown is 100% of the Named Executive Officer’s base salary (150% for Ms. Harless). The target amount is 75% of the maximum amount (112.5% for Ms. Harless). These estimated award amounts are based on the Named Executive Officer’s base salary and position at the time of grant.

See “—Compensation Discussion and Analysis” above for further information regarding the Summary Compensation Table and Grants of Plan-Based Awards.

Harless Employment Agreement

In 2002, Verizon entered into an employment agreement with Katherine J. Harless. In connection with our spin-off in November 2006, the employment agreement was assigned to the Company.

Ms. Harless’s existing employment agreement provides for a two-year term that ends on June 30, 2008. Thereafter, the term of employment will automatically renew for successive two-year terms, unless we provide advance written notice of our intention not to renew the agreement. Notice of non-renewal does not entitle Ms. Harless to any separation benefits under the agreement. Ms. Harless’s agreement provides for:

•	annual base salary of not less than her annual base salary as of July 1, 2002;

•	annual short-term bonus opportunity of at least 75% of her base salary; and

•	annual long-term bonus opportunity of at least 425% of her base salary.

If Ms. Harless’s employment is involuntarily terminated without cause, she will receive a lump sum payment equal to two times (i) her base salary and (ii) 50% of her maximum short-term bonus opportunity.

If Ms. Harless retires, she will be entitled to a pro-rated portion of her short-term and long-term incentives (when and to the extent they are earned) and any outstanding equity incentive awards would immediately vest and become payable on the scheduled date, subject to attainment of applicable performance goals. If Ms. Harless resigns, she is entitled to any accrued and unpaid salary. If her employment terminates following a change in control of the Company, or due to a good reason, or as a result of death or disability, she will generally receive the same benefits as if she were involuntarily terminated without cause. If Ms. Harless’s termination is the result of death or disability, her lump sum separation payment will be equal to her base salary plus 50% of her maximum short-term incentive opportunity. In addition, if Ms. Harless’s termination is the result of a disability, the lump sum payment will be offset by amounts payable under any Company-sponsored disability plan. All separation payments provided to Ms. Harless under her employment agreement are in lieu of Company-sponsored severance.

In exchange for the benefits offered under the employment agreement, Ms. Harless has agreed not to engage in competitive activities or interfere with our business relations for a specified period of time following the termination of her employment.

Outstanding Equity Awards at Fiscal Year-End

We did not have any equity awards outstanding at December 31, 2006.

Pension Benefits

We do not accrue pension benefits to our management employees, including the Named Executive Officers. Prior to our spin-off in November 2006, our Named Executive Officers participated in pension plans maintained by Verizon. In December 2005, Verizon announced that management employees, including our management employees, would no longer earn pension benefits after June 30, 2006. In connection with the spin-off, pension assets and liabilities related to our employees were transferred to our pension plans, which are substantially similar to the Verizon plans. These pension obligations were transferred to the Company in an “over-funded” position. See “—Compensation Discussion and Analysis—Pension Plans” above for further information regarding the pension plans.

The pension assets and liabilities related to our Named Executive Officers under the Verizon pension plans were transferred to the Idearc Pension Plan for Management Employees (IMPP) and the Idearc Excess Pension Plan (IEPP). The table below shows the present value of accumulated benefits payable to each of our Named Executive Officers, including the number of years of service credited to each such Named Executive Officer, under each of the IMPP and IEPP using the assumptions set forth in Note 11 to our financial statements included in this prospectus.

Name	Plan Name	Number of Years Credited Service (1)	Present Value of Accumulated Benefit		Payments During Last Fiscal Year
Ms. Harless	IMPP IEPP	34.83 34.83	$ $	1,397,726 156,443	$0

Mr. Coticchio	IMPP IEPP	22.58 22.58	$ $	675,852 61,063	$0

Mr. Gatto	IMPP IEPP	29.50 29.50	$ $	1,002,850 46,220	$0

Mr. Hanle	IMPP IEPP	33.58 33.58	$ $	1,221,891 45,222	$0

Mr. Laver	IMPP IEPP	20.48 20.48	$ $	631,321 36,130	$0

(1)	Effective as of June 30, 2006, each of our Named Executive Officers was credited with an additional 18 months of service. This additional service credit increased the amount in the “Present Value of

Accumulated Benefit” column for each Named Executive Officer under the IMPP and IEPP, respectively, as follows: Ms. Harless ($59,517 and $84,669); Mr. Coticchio ($44,890 and $33,318); Mr. Gatto ($50,439 and $25,344); Mr. Hanle ($53,969 and $24,758); and Mr. Laver ($45,771 and $20,090).

Nonqualified Deferred Compensation

We do not have a nonqualified deferred compensation plan. Prior to the spin-off, our Named Executive Officers participated in a nonqualified executive deferral plan maintained by Verizon. Effective as of the time of our spin-off, our Named Executive Officers no longer participate in the Verizon plan.

The amounts contributed to the Verizon plan by each of our Named Executive Officers in 2006 were as follows: Ms. Harless ($46,562); Mr. Coticchio ($20,244); Mr. Gatto ($14,832); Mr. Hanle ($163,213) and Mr. Laver ($52,832). Matching contributions paid by us into the Verizon plan for each of our Named Executive Officers in 2006 were as follows: Ms. Harless ($39,813); Mr. Coticchio ($17,210); Mr. Gatto ($12,563); Mr. Hanle ($11,694) and Mr. Laver ($10,309).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL HOLDERS

The tables below provide information regarding the beneficial ownership of our common stock as of May 1, 2007, by:

•	each of our directors;

•	each of our Named Executive Officers;

•	all directors and executive officers as a group; and

•	each beneficial owner of more than five percent of our common stock.

Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and regulations. Unless otherwise indicated and subject to community property laws where applicable, we believe that each of the stockholders named in the table below has sole voting and investment power with respect to the shares indicated as beneficially owned. The percentage of shares beneficially owned is based on 146,837,894 shares of our common stock outstanding as of May 1, 2007.

Directors and Executive Officers

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Jerry V. Elliott (1)	7,451	*
John J. Mueller (1)	7,451	*
Donald B. Reed (1)	8,668	*
Stephen L. Robertson (1)	7,458	*
Thomas S. Rogers (1)	7,452	*
Paul E. Weaver (1)	7,451	*
Katherine J. Harless (2)	201,078	*
Andrew Coticchio (2)	44,780	*
Frank P. Gatto (2)	44,872	*
W. Scott Hanle (2)	45,322	*
Scott B. Laver (2)	44,940	*
All directors and executive officers as a group (19 persons) (3)	666,544	*

*	Less than 1%.
(1)	Includes 7,451 shares of restricted stock for which the director has sole voting power, but no dispositive power.
(2)	Includes shares of restricted stock for which the executive officer has sole voting power, but no dispositive power, as follows: Ms. Harless (200,000 shares), Mr. Coticchio (44,765 shares), Mr. Gatto (44,765 shares), Mr. Hanle (44,765 shares) and Mr. Laver (44,765).
(3)	Includes 662,941 shares of restricted stock for which the directors and officers have sole voting power, but no dispositive power.

Five Percent Holder

The following table sets forth information regarding the number and percentage of shares of common stock held by all persons and entities who are known by us to beneficially own five percent or more of our outstanding common stock. The information regarding beneficial ownership of common stock by the entity identified below is included in reliance on a report filed by the entity with the Securities and Exchange Commission, except that the percentage is based upon our calculations made in reliance upon the number of shares reported to be beneficially owned by the entity in such report and the number of shares of common stock outstanding on May 1, 2007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Hotchkis and Wiley Capital Management, LLC (1) 725 S. Figueroa Street, 39th Floor Los Angeles, California 90017	16,190,500	11.0%

(1)	According to an amended Schedule 13G filed by Hotchkis and Wiley Capital Management, LLC (“HWCM”), HWCM has sole voting power with respect to 12,889,600 shares of common stock and sole dispositive power with respect to 16,190,500 shares. The Schedule 13G provides that HWCM is an investment adviser and that the shares of common stock listed on the Schedule 13G are owned of record by clients of HWCM. In addition, HWCM reported that these clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, these shares of common stock and that none of these clients is known to have these rights or powers with respect to more than five percent of our common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Nominating and Corporate Governance Committee of our Board of Directors is charged with the responsibility of reviewing, approving and overseeing all transactions with related persons (as defined in Securities and Exchange Commission regulations). The Nominating and Corporate Governance Committee will periodically reassess any related-person transaction entered into by the Company to ensure their continued appropriateness. This responsibility is set forth in the Nominating and Corporate Governance Committee’s charter.

As part of our corporate governance guidelines, the Board has established a policy requiring a majority of the members of the Board to be independent. Our Board consists of seven directors, six of whom are independent (as defined by our Corporate Governance Guidelines) and one of whom serves as our President and Chief Executive Officer. For a director to be independent, the Board must determine, among other things, that the director does not have any direct or indirect material relationship with the Company. The guidelines for determining director independence are set forth in our Corporate Governance Guidelines, which conform to the independence requirements of the New York Stock Exchange corporate governance standards. Applying these independence standards, the Board has determined that John J. Mueller, Jerry V. Elliott, Donald B. Reed, Stephen L. Robertson, Thomas S. Rogers and Paul E. Weaver are all independent directors.

DESCRIPTION OF OTHER INDEBTEDNESS

In connection with the spin-off, we incurred $9,115 million of indebtedness. We describe below all of this indebtedness, other than the notes. The following descriptions are qualified in their entirety by reference to their respective governing documents.

In connection with the spin-off, we entered into the credit facilities providing for an aggregate amount of $6,515 million, consisting of:

•	a senior secured five-year revolving credit facility in a principal amount of $250 million, and

•	senior secured term loan facilities in an aggregate amount of $6,265 million consisting of:

•	tranche A term loan facility of $1,515 million (the tranche A facility); and

•	tranche B term loan facility of $4,750 million (the tranche B facility and, together with the tranche A facility, the term loan facilities).

We refer to the revolving credit facility and the term loan facilities as the credit facilities.

We issued the old notes and a portion of the loans under the tranche B facility to Verizon as partial consideration for Verizon’s contribution to us of all of its ownership interest in Idearc Information Services and other assets, liabilities, businesses and employees primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. We used the proceeds of the loans under the tranche A facility and the proceeds from the remaining portion of the loans under the tranche B facility to make a cash payment to Verizon. Our revolving credit facility is available for working capital and for general corporate purposes, and up to $50 million is available under the revolving credit facility for letters of credit. As of December 31, 2006, we had outstanding borrowings of $6,265 million under the credit facilities.

Maturity and Amortization

The loans under the tranche A facility mature seven years from the closing date of the credit facilities. The loans under the tranche A facility amortize in quarterly installments pursuant to the terms of the credit agreement with the balance due on the maturity date. The loans under the tranche B facility mature eight years from the closing date of the credit facilities and are to be repaid in equal quarterly installments (equal to 0.25% of the original aggregate principal amount of the loans under the tranche B facility), with the balance due on the maturity date.

Interest Rate and Fees

Amounts outstanding under the credit facilities bear interest, at our option, at either a rate equal to (i) an alternate base rate plus an applicable margin set forth in the credit agreement or (ii) an adjusted LIBOR rate plus an applicable margin set forth in the credit agreement.

We pay fees with respect to the credit facilities, including: (i) a commitment fee on the daily unused amount of the revolving credit facility, (ii) fronting fees on letters of credit issued under the credit facilities and (iii) customary annual administration fees.

Mandatory Prepayments

Subject to certain conditions and exceptions, the credit facilities require us to prepay outstanding loans under the tranche A facility and make mandatory offers to repay outstanding loans under the tranche B facility in an amount equal to (i) 100% of the net proceeds from dispositions of certain assets and casualty insurance condemnation awards and similar recoveries in each case that are not reinvested within a specified period and (ii) a percentage (based on our leverage ratio) of the proceeds of certain unsecured and subordinated indebtedness that we incur (other than proceeds used to fund certain business acquisitions). In addition, following the end of each fiscal quarter ending during a dividend suspension period (as defined below), the credit facilities require us to prepay outstanding loans under the tranche A facility and make mandatory offers to repay outstanding loans under the tranche B facility, in an aggregate amount equal to 50% of the amount of any increase in available cash (as defined in our credit agreement) during such fiscal quarter.

Voluntary Prepayments

The credit facilities provide for voluntary commitment reductions and prepayments of loans, subject to certain conditions and restrictions.

Covenants

The credit facilities contain affirmative and negative covenants that, among other things, limit or restrict our ability (as well as those of our restricted subsidiaries) to (i) create liens and encumbrances; (ii) incur debt; (iii) merge, dissolve, liquidate or consolidate; (iv) make acquisitions and investments; dispose of or transfer assets; (v) pay dividends or make other payments in respect of our capital stock (other than certain permitted restricted payments, including permitted distributions described below); (vi) amend material documents; (vii) change the nature of our business; (viii) make certain prepayments of debt; (ix) engage in certain transactions with affiliates; and (x) enter into sale/leaseback or hedging transactions.

In addition, the financial covenant under the credit facilities require us to maintain a total leverage ratio not greater than 7.25 to 1.00 measured as of the last day of any fiscal quarter (defined as the ratio of (a) total indebtedness as of such date minus unrestricted cash and cash equivalents to (b) consolidated adjusted EBITDA).

Permitted Distributions

Subject to certain conditions and restrictions, the restricted payments covenant, in addition to payments pursuant to customary carve-outs and baskets, to permit us to pay:

•	dividends on our common stock in an amount not to exceed $100 million in the aggregate for the first two quarterly dividend payments made after the closing date of the spin-off; and

•

dividends in an aggregate amount that does not exceed the sum (calculated as of the date of the dividend payment after giving effect to all other applications of available distributable cash or available equity proceeds on such date) of (i) available distributable cash plus (ii) available equity proceeds.

If our total leverage ratio received as of the last day of any fiscal quarter is greater than 7.00 to 1.00, we are required to suspend dividends and certain other restricted payments, unless otherwise permitted under the credit agreement until we are able to deliver financial statements demonstrating that our leverage ratio is equal to or less than 7.00 to 1.00 (the period of such suspension, a “divided suspension period”).

Unrestricted Subsidiaries

The credit facilities permit us, subject to investment limitations, to designate and invest in newly formed or acquired subsidiaries as “unrestricted subsidiaries” that are not subject to the covenants or other provisions of the credit facilities, are not guarantors or grantors under the credit facilities and are not taken into account for purposes of the financial covenant or other financial computations.

Guarantees and Collateral

Our obligations under the credit facilities are guaranteed by each of our existing and future direct and indirect U.S. restricted subsidiaries, subject to certain exceptions (the “subsidiary loan parties”). In addition, our obligations are secured by a perfected security interest in certain of our and the subsidiary loan parties’ personal property and owned real property, in each case, now owned or later acquired, including a pledge of all equity interests and notes owned by us and each subsidiary loan party, provided that only 65% of the voting equity interests of non-U.S. subsidiaries that are held by us or the subsidiary loan parties are required to be pledged in respect of the obligations under the credit facilities. The credit facilities are also secured by all proceeds and products of the property and assets described above.

Events of Default

The credit facilities contain customary events of default such as non-payment of obligations under the credit facilities, violation of affirmative and negative covenants, material inaccuracy of representations, defaults under other material debt, bankruptcy, ERISA and judgment defaults, change of control, loss of lien perfection or priority or unenforceability of guarantees and material breach of or loss of rights under certain agreements with Verizon.

DESCRIPTION OF NOTES

Definitions of certain terms used in this Description of Notes may be found under the heading “—Certain Definitions” below. For purposes of this Description of Notes, (1) the term “Company” refers only to Idearc Inc. and not to any of its Subsidiaries, (2) the terms “we,” “our” and “us” refer to the Company and, where the context so requires, certain or all of its Subsidiaries, (3) each Subsidiary of the Company that guarantees the notes is referred to as a “Subsidiary Guarantor,” and (4) each such guarantee is referred to as a “Subsidiary Guarantee.”

The Company will issue the new notes under the Indenture, dated as of November 17, 2006 (the “Indenture”), among the Company, the initial Subsidiary Guarantors referred to below and U.S. Bank National Association, as Trustee (the “Trustee”). Certain of the existing Company Subsidiaries, including Idearc Information Services LLC (“IIS”), and certain of the Company’s Subsidiaries formed or acquired in the future, will guarantee the new notes. The Indenture contains provisions that define your rights under the new notes. In addition, the Indenture governs the obligations of the Company and of each Subsidiary Guarantor under the new notes and the Subsidiary Guarantees, respectively. The terms of the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following description is meant to be only a summary of certain provisions of the Indenture. It does not restate the terms of the Indenture in their entirety, and is subject to and qualified in its entirety by reference to the terms and provisions of the Indenture, including the definitions of certain terms therein. We urge that you carefully read the Indenture as it, and not this description, governs your rights as a Holder. A copy of the Indenture is available upon request to the Company.

Overview of the New Notes and the Subsidiary Guarantees

The new notes:

•	will be general unsecured obligations of the Company;

•	will rank equally in right of payment with all existing and future Senior Indebtedness of the Company;

•	will be senior in right of payment to all future Subordinated Obligations of the Company;

•	will be effectively subordinated to any Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities (including Trade Payables) and Preferred Stock of each Subsidiary of the Company that is not a Subsidiary Guarantor.

The Subsidiary Guarantees:

The new notes will be guaranteed by IIS and each other existing and future Domestic Subsidiary of the Company that Guarantees any Bank Indebtedness of the Company or Incurs Ineligible Indebtedness. See “—Certain Covenants—Future Subsidiary Guarantors.”

The Subsidiary Guarantee of each Subsidiary Guarantor:

•	will be a general unsecured obligation of such Subsidiary Guarantor;

•	will rank equally in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor;

•	will be senior in right of payment to all future Subordinated Obligations of such Subsidiary Guarantor;

•	will be effectively subordinated to any Secured Indebtedness of such Subsidiary Guarantor to the extent of the value of the assets securing such Indebtedness; and

•	will be effectively subordinated to all liabilities (including Trade Payables) and Preferred Stock of each Subsidiary of such Subsidiary Guarantor that is not a Subsidiary Guarantor.

The Subsidiary Guarantees may be released in certain circumstances. See “—Subsidiary Guarantees.”

Principal, Maturity and Interest

We will initially issue the new notes in an aggregate principal amount of $2,850 million. The new notes will mature on November 15, 2016. We will issue the new notes in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000.

Each new note we issue will bear interest at a rate of 8% per annum beginning on November 17, 2006, or from the most recent date to which interest has been paid or provided for. We will pay interest semiannually to the Holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date on May 15 and November 15 of each year. We will begin paying interest to the Holders of the new notes on November 15, 2007.

Indenture May be Used for Future Issuances

We may issue from time to time additional new notes having identical terms and conditions to the new notes we are currently offering (the “additional new notes”), subject to the limitations set forth under “—Certain Covenants—Limitation on Indebtedness.” Any additional new notes will be part of the same issue as the new notes that we are currently offering and will vote on all matters with such new notes as a single class.

Paying Agent and Registrar

We will pay the principal of, premium, if any, and interest (including additional interest, if any) on the new notes at any office of ours or any agency designated by us. We have initially designated the corporate trust office of the Trustee to act as the agent of the Company in such matters. The initial location of the corporate trust office is Philadelphia, Pennsylvania. We, however, reserve the right to pay interest to the Holders by check mailed directly to the Holders at their registered addresses.

The Holders may exchange or transfer their new notes at the same location given in the preceding paragraph. No service charge will be made for any transfer or exchange of new notes. We, however, may require the Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Optional Redemption

Except as set forth in the following paragraph, the new notes will not be redeemable at the option of the Company. On or after November 15, 2011, we may redeem the new notes, in whole or in part, on not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (including additional interest, if any) thereon to the redemption date (subject to the right of the Holders of record on the record date to receive interest (including additional interest, if any) due on the interest payment date), if redeemed during the 12-month period commencing on November 15 of the years set forth below:

Year	Redemption price
2011	104.000%
2012	102.667%
2013	101.333%
2014 and thereafter	100.000%

The Company may provide in any such notice of redemption that payment of the redemption price and the performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such redemption and notice may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including, but not limited to, the occurrence of a Change of Control.

Selection

If we partially redeem new notes, the Trustee will select the new notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion deems to be fair and appropriate, although no new note of $2,000 in original principal amount or less will be redeemed in part. If we redeem any new note in part only, the notice of redemption relating to such new note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the old note. On and after the redemption date, interest will cease to accrue on new notes or portions thereof called for redemption so long as we have deposited with the Paying Agent funds sufficient to pay the principal of the new notes to be redeemed, plus accrued and unpaid interest (including additional interest, if any) thereon.

Ranking

The new notes will be unsecured Senior Indebtedness of the Company, will rank equally in right of payment with all existing and future Senior Indebtedness of the Company and will be senior in right of payment to all future Subordinated Obligations of the Company. The new notes will be effectively subordinated to any Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness.

The Subsidiary Guarantees will be unsecured Senior Indebtedness of the applicable Subsidiary Guarantor, will rank equally in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor and will be senior in right of payment to all existing and future Subordinated Obligations of such Subsidiary Guarantor. The Subsidiary Guarantees will be effectively subordinated to any Secured Indebtedness of the applicable Subsidiary Guarantor to the extent of the value of the assets securing such Secured Indebtedness.

The Indenture does not directly restrict the ability of the Company to create, acquire or capitalize Restricted Subsidiaries in the future. To the extent any Subsidiaries of the Company are not Subsidiary Guarantors, creditors of such Subsidiaries, including trade creditors and preferred stockholders, if any, generally have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including the Holders. The new notes, therefore, will be effectively subordinated to the claims of creditors, including trade creditors and preferred stockholders, if any, of Subsidiaries of the Company formed or acquired in the future that are not Subsidiary Guarantors or of any Subsidiary whose Subsidiary Guarantee is released in accordance with the Indenture. See “—Subsidiary Guarantees.”

As of December 31, 2006, there was outstanding:

(1)	$9,115 million of Senior Indebtedness of the Company, including the notes, of which $6,265 million is Secured Indebtedness (exclusive of unused commitments under the Credit Agreements); and

(2)	no Indebtedness of the Subsidiary Guarantors (other than their respective Guarantees in respect of Bank Indebtedness and the new notes).

Although the Indenture limits the Incurrence of Indebtedness by the Company and the Restricted Subsidiaries and the issuance of Preferred Stock by the Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. The Company and its Subsidiaries may be able to incur substantial amounts of Indebtedness in certain circumstances. Such Indebtedness may be Senior Indebtedness and Secured Indebtedness.

The new notes will rank equally in all respects with all other Senior Indebtedness of the Company. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

Subsidiary Guarantees

Certain of the Company’s Subsidiaries existing on the Closing Date, including IIS, and certain future Subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, jointly and severally, irrevocably and unconditionally Guarantee on a senior unsecured basis the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture (including obligations to the Trustee) and the new notes, whether for payment of principal of or interest (including additional interest, if any) on the new notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Subsidiary Guarantors being herein called the “Guaranteed Obligations”). Each Subsidiary Guarantor has agreed to pay, in addition to the amount stated above, any and all reasonable costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under its Subsidiary Guarantee. Each Subsidiary Guarantee is limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. After the Closing Date, the Company will cause each Domestic Subsidiary (other than a Receivables Entity) that Guarantees any Bank Indebtedness of the Company or Incurs any Ineligible Indebtedness to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will Guarantee payment of the new notes. See “—Certain Covenants—Future Subsidiary Guarantors” below.

Each Subsidiary Guarantee is a continuing guarantee and will (a) remain in full force and effect until payment in full of all the Guaranteed Obligations then due and owing (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) unless earlier released as described below, (b) be binding upon each Subsidiary Guarantor and (c) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their respective permitted successors, transferees and assigns.

The Subsidiary Guarantee of a Subsidiary Guarantor will be subject to release and be discharged and of no further force or effect, and such Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee:

(1)	in connection with any sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor (including by way of merger or consolidation or as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof) to a Person or a group of Persons that is not (either before or after giving effect to such transaction) a Restricted Subsidiary, if the sale or other disposition complies with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or, to the extent applicable, with the provisions described under “—Merger and Consolidation”;

(2)	if the Company designates such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(3)	only in the case of a Person that became a Subsidiary Guarantor after the Closing Date, if such Subsidiary Guarantor is released from its Guarantee of, and all pledges and security interests granted in connection with, the Credit Agreements and all other Indebtedness, the Incurrence or Guarantee of which would require that a Subsidiary Guarantee be provided pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors” (it being understood that a release subject to contingent reinstatement is still a release);

(4)	upon the merger or consolidation of any Subsidiary Guarantor with and into the Company or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to the Company or another Subsidiary Guarantor;

(5)	upon legal or covenant defeasance of the Company’s obligations, or satisfaction and discharge of the Indenture; or

(6)	subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all new notes then outstanding and all other applicable Guaranteed Obligations then due and owing.

Neither the Company nor any such Subsidiary Guarantor is required to make a notation on the new notes to reflect any such Subsidiary Guarantee or any such release, termination or discharge.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each Holder will have the right to require the Company to purchase all or any part of such Holder’s new notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest (including additional interest, if any) to the date of purchase (subject to the right of the Holders of record on the record date to receive interest (including additional interest, if any) due on the interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company will not be obligated to purchase the new notes pursuant to this section in the event that it has exercised its right to redeem all the new notes under the terms of the section titled “—Optional Redemption”:

(1)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Securities Exchange Act of 1934, proxy, vote, written notice or otherwise) the acquisition by any “person” or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934) in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of “beneficial ownership” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company;

(2)	(x) there is consummated any share exchange, consolidation or merger of the Company pursuant to which the Company’s common stock would be converted into cash, securities or other property, other than pursuant to a share exchange, consolidation or merger of the Company in which the holders of the Company’s common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power of the Voting Stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger, or (y) the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of the Company and its Restricted Subsidiaries to another Person and any “person” (as defined in clause (1) above) is or becomes the “beneficial owner” (as defined in clause (1) above), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the transferee Person in such disposition of assets;

(3)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

(4)	the adoption of a plan relating to the liquidation or dissolution of the Company.

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of new notes pursuant to this covenant, then prior to the mailing of the notice to the Holders provided for in the immediately following paragraph but in any event within 30 days following the date the Company obtains actual knowledge of any Change of Control, unless the Company has exercised its right to redeem all of the new notes as described under “—Optional Redemption,” the Company will, or will cause one or more of its Subsidiaries to:

(1)	repay in full all such Bank Indebtedness or, if doing so will allow the purchase of new notes, offer to repay in full all such Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer, or

(2)	obtain the requisite consent under the agreements governing such Bank Indebtedness to permit the repurchase of the new notes as provided for in the immediately following paragraph.

Unless the Company has exercised its right to redeem all of the new notes as described under “—Optional Redemption,” within 30 days following the date the Company obtains actual knowledge of any Change of Control, the Company will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred or is expected to occur, and that upon such occurrence such Holder has the right to require the Company to purchase all or a portion of such Holder’s new notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest (including additional interest, if any) to the date of purchase (subject to the right of the Holders of record on the record date to receive interest (including additional interest, if any) on the interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the purchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

(4)	the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its new notes purchased; and

(5)	if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party (which may be an Affiliate of the Company) makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all new notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control and conditioned upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer. New notes repurchased by the Company pursuant to a Change of Control Offer will have the status of new notes issued but not outstanding or will be retired and canceled, at the option of the Company. New notes purchased by a third party pursuant to the preceding paragraph will have the status of new notes issued and outstanding as and to the extent provided in the Indenture.

No new note will be repurchased in part pursuant to a Change of Control Offer if less than $1,000 in principal amount of such new note would be left outstanding.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the purchase of new notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Management of the Company has no present intention to engage in a transaction involving a Change of Control; however, it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Limitation on Liens.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the new notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford the Holders protection in the event of a highly leveraged transaction.

The definition of Change of Control includes a phrase relating to the sale or other transfer of “all or substantially all” of the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders of the new notes have the right to require the Company to repurchase the new notes.

The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreements. Future Senior Indebtedness of the Company may contain prohibitions of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repurchased or repaid upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to purchase the new notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the Holders upon a purchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The provisions under the Indenture relative to the Company’s obligation to make an offer to purchase the new notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the new notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary that is a Subsidiary Guarantor may Incur Indebtedness if on the date of such Incurrence and, after giving effect thereto, the Consolidated Leverage Ratio would not be greater than 7.00:1.00.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries may Incur the following Indebtedness:

(1)	Indebtedness under credit facilities (including, without limitation, Bank Indebtedness) in an aggregate principal amount at any time outstanding not to exceed (A) $6,515.0 million less the aggregate amount of all prepayments of principal made pursuant to, and in compliance with, the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” applied to permanently reduce any such Indebtedness, plus (B) in the event of any refinancing of any such Indebtedness, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(2)	Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary; provided,

however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

(3)	Indebtedness (A) represented by the new notes (not including any additional new notes), (B) outstanding on the Closing Date (other than the Indebtedness described in clauses (1) and (2) above), (C) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) (including Indebtedness that is Refinancing Indebtedness) or the foregoing paragraph (a), (D) consisting of Guarantees of any Indebtedness permitted under this covenant, and (E) without limiting the covenant described under “—Limitation on Liens,” Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary permitted under this covenant;

(4)	(A) Indebtedness of any Person that is assumed by the Company or any Restricted Subsidiary in connection with its acquisition of assets from such Person or any Affiliate thereof and Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company or a Restricted Subsidiary (in each case other than Indebtedness Incurred in contemplation of, in connection with, as consideration for, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such assets were acquired or such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by the Company, as the case may be); provided, however, that on the date that such assets or such Restricted Subsidiary is acquired by the Company, as the case may be, either (i) the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the foregoing paragraph (a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (4) or (ii) the Consolidated Leverage Ratio would be less than the Consolidated Leverage Ratio immediately prior to such acquisition, after giving effect thereto, and (B) Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to this clause (4);

(5)	Indebtedness in respect of (A) performance bonds, bankers’ acceptances, letters of credit, surety or appeal bonds or similar instruments provided by the Company or any Restricted Subsidiary in the ordinary course of business, (B) Currency Agreements, Interest Rate Agreements and Commodity Hedging Agreements entered into for bona fide hedging purposes of the Company or any Restricted Subsidiary in the ordinary course of business, (C) Guarantees referred to in clauses (5) and (6) of the definition of “Permitted Investments,” (D) the financing of insurance premiums in the ordinary course of business or (E) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(6)	Purchase Money Indebtedness and Capitalized Lease Obligations and any Refinancing Indebtedness with respect thereto in an aggregate principal amount not to exceed $150 million at any time outstanding;

(7)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(8)	Indebtedness consisting of indemnification, adjustment of purchase price, earn-out or similar obligations of the Company or any Restricted Subsidiary, in each case Incurred in connection with the acquisition or disposition of any assets, business or Person by the Company or any Restricted Subsidiary;

(9)	Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisers and licensees;

(10)	Indebtedness Incurred by a Receivables Entity in a Qualified Receivables Transaction; and

(11)	Indebtedness in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed $250 million.

(c) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this covenant will not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant:

(1)	Indebtedness Incurred pursuant to the Credit Agreements prior to or on the Closing Date will be treated as Incurred pursuant to clause (1) of paragraph (b) above;

(2)	the accrual of interest, the accretion of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an Incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant;

(3)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(4)	in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, will classify such Indebtedness on the date of its issuance and only be required to include the amount of such Indebtedness in one or more of such clauses; provided, however, that any Indebtedness originally classified as Incurred pursuant to any of clauses (b)(1) through (b)(11) above (subject, in the case of Indebtedness Incurred pursuant to clause (b)(1) above, to the provisions of clause (c)(1) above) may later be reclassified as having been Incurred pursuant to any other of clauses (b)(1) through (b)(11) above to the extent that such reclassified Indebtedness could be Incurred pursuant to one of clauses (b)(1) through (b)(11) above, if it were Incurred at the time of such reclassification; and

(5)	for purposes of determining compliance with any dollar denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the dollar equivalent principal amount of such Indebtedness Incurred pursuant thereto will be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness, provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency (or in a different currency from such Indebtedness so being Incurred), and such refinancing would cause the applicable dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar denominated restriction will be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) to the extent the relevant clause under paragraph (b) provides for such additional amounts, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

(1)	declare or pay any dividend or make any payment or distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any

Restricted Subsidiary) to the direct or indirect holders of its Capital Stock (in their capacity as such), except (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and (y) dividends or distributions payable to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary has stockholders other than the Company or other Restricted Subsidiaries, to its other stockholders on no more than a pro rata basis);

(2)	purchase, repurchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by any Person other than the Company or a Restricted Subsidiary (other than any acquisition of Capital Stock deemed to occur upon the exercise of options if such Capital Stock represents a portion of the exercise price thereof or taxes due in connection with such exercise);

(3)	prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations (x) owed to the Company or any Restricted Subsidiary or (y) acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, retirement, defeasance or other acquisition); or

(4)	make any Investment (other than a Permitted Investment) in any Person,

(any such dividend, distribution, purchase, repurchase, redemption, defeasance, retirement, other acquisition or Investment set forth in these clauses (1) through (4) being herein referred to as a “Restricted Payment”) if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(A)	a Default will have occurred and be continuing (or would result therefrom);

(B)	the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(C)	the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Closing Date would exceed the sum, without duplication, of:

(i)	100% of Adjusted EBITDA accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Closing Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements of the Company have been made publicly available or provided to the Trustee (or, in case such Adjusted EBITDA will be a deficit, minus 100% of such deficit) less 1.4 times Consolidated Interest Expense for the same period;

(ii)	the aggregate Net Cash Proceeds, including the Fair Market Value of property other than cash, received by the Company as capital contributions to the Company subsequent to the Closing Date or from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than an issuance or sale (x) to a Restricted Subsidiary or (y) to an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries);

(iii)

the amount by which Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary) subsequent to the Closing Date of any Indebtedness of the Company or any Restricted Subsidiary issued after the Closing Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the Fair Market Value of other property of the Company or any Restricted Subsidiary distributed by the Company or any Restricted Subsidiary upon such conversion or exchange plus the amount of any cash or the Fair Market Value of any other property received by the Company or any Restricted Subsidiary upon such conversion or exchange); and

(iv)	the amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale or other disposition of such Investment and proceeds representing the return of capital (excluding dividends and distributions to the extent included in Consolidated Net Income), in each case realized by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum will not exceed, in the case of any such Person, the amount of Investments (other than Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The provisions of the foregoing paragraph (a) will not prohibit any of the following (each, a “Permitted Payment”):

(1)	any Restricted Payment made by exchange (including any exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries) or a substantially concurrent capital contribution to the Company from its equity holders; provided, however, that:

(A)	such Restricted Payment will be excluded in the calculation of the amount of Restricted Payments; and

(B)	the Net Cash Proceeds from such sale applied in the manner set forth in this clause (1) will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) above;

(2)	any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company or any Subsidiary Guarantor that is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness,” provided that such Indebtedness is subordinated to the new notes or the Subsidiary Guarantee of such Subsidiary Guarantor to at least the same extent as such Subordinated Obligations; provided, further, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(3)	any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that such prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value will be excluded in the calculation of the amount of Restricted Payments;

(4)	dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with this covenant; provided, however, that such dividends will be included in the calculation of the amount of Restricted Payments;

(5)

any purchase, repurchase, redemption, retirement or other acquisition for value of shares of Capital Stock of the Company or any of its Subsidiaries (including any options, warrants or other rights in respect thereof) from Management Investors pursuant to the terms of any employment agreement, employee equity subscription agreement, stock option agreement or similar agreement, or any plan (or amendment thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock, or otherwise; provided, however, that the aggregate amount of such purchases, repurchases, redemptions, retirements and other acquisitions for value (excluding any purchase, repurchase, redemption, retirement and other acquisition for value in compensation for any taxes due or payable by the holder of such Capital Stock) will not exceed in any fiscal year of the Company $25.0 million plus any unutilized portion of such amount in any prior fiscal year and any proceeds received by the Company (x) in respect of “key-man” life insurance and (y) from the issuance or sale to Management Investors of shares of Capital Stock of the Company or any of its Subsidiaries to the extent such proceeds are not included in any calculation under clause (4)(C)(ii) of the preceding paragraph (a) or clause (b)(1) above; provided further, however, that such purchases, repurchases, redemptions, retirements and other acquisitions for value will be excluded in the calculation of the amount of Restricted Payments;

(6)	Restricted Payments made as part of the Transactions; provided, however, that such Restricted Payments will be excluded in the calculation of the amount of Restricted Payments;

(7)	dividends paid by the Company on its Common Stock in an amount not to exceed $100.0 million in the aggregate for the first two quarterly dividend payments immediately following the Closing Date; provided, however, that such dividends will be excluded in the calculation of the amount of Restricted Payments;

(8)	any purchase, repurchase, redemption, retirement, defeasance or acquisition for value of any Subordinated Obligations following a Change of Control (or other similar event described therein as a “change of control”) after the Company will have complied with the provisions under “Change of Control”, including the payment of the applicable purchase price if required; provided, however, that such amounts will be excluded in the calculation of the amount of Restricted Payments;

(9)	(A) payments by the Company to holders of Capital Stock of the Company in lieu of issuance of fractional shares of such Capital Stock and (B) repurchases of Capital Stock of the Company in connection with any odd-lot purchase program, in the case of (A) and (B), not to exceed $15.0 million in the aggregate; provided, however, that in each case such amounts will be excluded in the calculation of the amount of Restricted Payments;

(10)	dividends or other distributions of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary (other than any Unrestricted Subsidiary, the primary assets of which are cash and/or cash equivalents, to the extent such cash and/or cash equivalents exceed the amount of the Investment of the Company or any Restricted Subsidiary in such Unrestricted Subsidiary treated as a Restricted Payment); provided, however, that such amounts will be excluded in the calculation of the amount of Restricted Payments;

(11)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Transaction and distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Qualified Receivables Transaction; provided, however, that such amounts will be excluded in the calculation of the amount of Restricted Payments;

(12)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “—Certain Covenants—Limitation on Indebtedness” above; provided, however, that such amounts will be excluded in the calculation of the amount of Restricted Payments; or

(13)	other Restricted Payments not to exceed $100.0 million in the aggregate at any time outstanding; provided, however, that such amounts will be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company;

(2)	make any loans or advances to the Company; or

(3)	transfer any of its property or assets to the Company, except:

(A)	any encumbrance or restriction pursuant to any agreement or instrument in effect at or entered into on the Closing Date, any agreement or instrument governing Bank Indebtedness, any Credit Facility, the new notes or the Indenture;

(B)	any encumbrance or restriction with respect to a Person pursuant to an agreement or instrument relating to any Indebtedness Incurred by such Person prior to the date on which such Person was acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary, or which agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets from such Person (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, such acquisition, merger or consolidation);

(C)	any encumbrance or restriction pursuant to an agreement or instrument effecting a Refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in clause (A) or (B) of this covenant (an “Initial Agreement”) or this clause (C) or contained in any amendment, supplement or other modification to an agreement or instrument referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions contained in any such agreement or instrument or amendment, supplement or other modification, taken as a whole, are not materially less favorable to the Holders than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing relates, as determined in good faith by the Company;

(D)	any encumbrance or restriction

(i)	that restricts the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or is a lease, license or similar contract;

(ii)	(x) by virtue of any transfer of, or agreement to transfer, option or right with respect to any property or assets of the Company or any Restricted Subsidiary (but only to the extent of the assets subject to such transfer, agreement, option or right) not otherwise prohibited by the Indenture or (y) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements;

(iii)	pursuant to Purchase Money Indebtedness or Capitalized Lease Obligations permitted under the Indenture that impose encumbrances or restrictions on the property or assets so acquired or leased;

(iv)	on cash or other deposits or net worth imposed by customers or suppliers under agreements entered into in the ordinary course of business;

(v)	that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary; and

(vi)	existing under or by reason of Indebtedness or other contractual requirements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided, however, that such restrictions apply only to such Receivables Entity;

(E)	with respect to a Restricted Subsidiary (or any of its property or assets), any encumbrance or restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such encumbrance or restriction) pending the closing of such sale or disposition;

(F)	any encumbrance or restriction existing under, by reason of or with respect to provisions with respect to the disposition or distribution of assets or property, in each case contained in agreements or other documents governing a joint venture, partnership, limited liability company or similar arrangement; provided, however, that (i) such encumbrance or restriction is applicable only to the assets that are the subject of such agreements or documents and (ii) the Company or the relevant Restricted Subsidiary has agreed to such encumbrance or restriction in good faith;

(G)	any encumbrance or restriction by reason of any applicable law, rule, regulation or order, or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses; or

(H)	any encumbrance or restriction pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Closing Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the new notes than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company), or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Holders of the new notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the new notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness.

Limitation on Sales of Assets and Subsidiary Stock. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person or group of Persons assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the Fair Market Value of the shares and assets subject to such Asset Disposition,

(2)	in the case of Asset Dispositions that are not Permitted Asset Swaps, at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents, and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A)	first, to the extent the Company elects (or is required by the terms of any applicable Indebtedness), to prepay, repay, purchase, repurchase, redeem, retire, defease or otherwise acquire for value Senior Indebtedness of the Company or a Subsidiary Guarantor or Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company), or (in the case of letters of credit, bankers’ acceptances or other similar instruments) cash collateralize any such Indebtedness, within 365 days after the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash;

(B)

second, to the extent of the balance of Net Available Cash after any application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) (x) on or before the 365th day after the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash or (y) if such investment in Additional Assets is a project authorized by the Board of Directors that will take longer than such 365 days to complete, within 180 days of the 365th day referred to in clause (x);

(C)	third, to the extent of the balance of such Net Available Cash after any application in accordance with clauses (A) and/or (B), to make an Offer (as defined in paragraph (b) of this covenant below) to purchase new notes pursuant to and subject to the conditions set forth in paragraph (b) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Senior Indebtedness), such Offer may be made ratably to purchase the new notes and other Senior Indebtedness of the Company or any Subsidiary Guarantor; and

(D)	fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for any general corporate purpose permitted by the terms of the Indenture (including, but not limited to, the purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of any Subordinated Obligations);

provided, however, that in connection with any prepayment, repayment, purchase, repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, purchased, repurchased, redeemed, retired, defeased or otherwise acquired for value.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash or equivalent amount in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions or equivalent amount that is not applied in accordance with this covenant exceeds $50 million.

Pending the final application of an amount equal to the amount of any such Net Available Cash, the Company may temporarily reduce revolving credit borrowings or otherwise invest or apply such amount in any manner that is not prohibited by the Indenture.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

•

the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock and Preferred Stock of a Restricted Subsidiary that is a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

•	securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of receipt;

•	Temporary Cash Investments;

•

Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition;

•	consideration consisting of Indebtedness of the Company or any Restricted Subsidiary; and

•

any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in an Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause, not to exceed $50 million in the aggregate at any time outstanding (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(b) In the event of an Asset Disposition that requires the purchase of new notes pursuant to clause (a)(3)(C) of this covenant, (i) the Company will be required to purchase new notes tendered pursuant to an offer by the Company for the new notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest (including additional interest, if any) thereon, to the date of purchase (subject to the right of the Holders of record on the record date to receive interest due on the interest payment date) in accordance with the procedures (including prorating in the event of oversubscription), set forth in the Indenture and (ii) to the extent the Company elects, the Company will be entitled to purchase other Senior Indebtedness of the Company on the terms and to the extent contemplated thereby (provided that in no event will the Company offer to purchase such other Senior Indebtedness of the Company at a purchase price in excess of 100% of its principal amount (without premium), plus accrued and unpaid interest thereon). If the aggregate purchase price of new notes (and other Senior Indebtedness) tendered is less than the Net Available Cash allotted to the purchase of the new notes (and other Senior Indebtedness), the Company will apply the remaining Net Available Cash in accordance with clause (a)(3)(D) of this covenant. If the aggregate principal amount of new notes (and other Senior Indebtedness) validly tendered and not withdrawn (or otherwise subject to purchase, redemption or repayment) in connection with an Offer exceeds the Net Available Cash allotted to the purchase of the new notes (and other Senior Indebtedness), such Net Available Cash will be apportioned between such new notes and such other Senior Indebtedness on a pro rata basis based on the respective principal amounts of such new notes and other Senior Indebtedness. No new note will be repurchased in part if less than $1,000 in principal amount of such new note would be left outstanding. The Company will not be required to make an Offer for new notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(3)(A) and (B)) is less than $50 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of new notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless such transaction is on terms:

(1)	that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2)	that, in the event such Affiliate Transaction involves an aggregate amount in excess of $25 million, (A) are set forth in writing and (B) have been approved by a majority of the Disinterested Directors; and

(3)	that, in the event such Affiliate Transaction involves an amount in excess of $150 million, have been determined by a nationally recognized (as determined by the Company in good faith) appraisal or investment banking firm to be fair, from a financial standpoint, to the Company and any applicable Restricted Subsidiary.

(b)	The provisions of the foregoing paragraph (a) will not prohibit:

(1)	any Restricted Payment Transaction;

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, or performance of indemnification, contribution and other obligations under, any employment or compensation arrangement, collective bargaining agreement, benefit plan (including any stock option, stock ownership or similar employee benefit plan), program or arrangement, related trust agreement, or other similar arrangement for or with any employee, officer or director heretofore or hereafter entered into (including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements) in the ordinary course of business or approved by the Board of Directors;

(3)	the payment of compensation, reasonable fees and expense reimbursements to, and indemnity or contribution provided on behalf of, directors, officers, employees or consultants of the Company and its Subsidiaries, as determined in good faith by the Board of Directors;

(4)	any transaction with the Company, a Restricted Subsidiary, any Person that will become a Restricted Subsidiary as a result of such transaction or a Receivables Entity;

(5)	any transaction with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in compliance with the terms of the Indenture, that are fair to the Company and the Restricted Subsidiaries, in the reasonable good faith determination of the Board of Directors or the Company’s senior management, or that are on terms not materially less favorable to the Company than those that could reasonably have been obtained at such time from an unaffiliated party;

(6)	the existence of, or the performance by the Company or any Restricted Subsidiary of its obligations under the terms of, any transaction arising out of and any payments pursuant to (A) any agreements or arrangements in effect on the Closing Date and (B) any amendment, modification or supplement thereto or replacement thereof, in the case of clause (B), to the extent that the terms of such agreement or arrangement as amended, modified, supplemented or replaced, taken as a whole, are not disadvantageous to the Holders in any material respect (as determined in good faith by the Company);

(7)	any consolidation, merger or conveyance, transfer or lease of assets permitted under “Merger and Consolidation”;

(8)	any issuance or sale of Capital Stock (other than Disqualified Stock) of the Company or capital contribution to the Company;

(9)	the Transactions, all transactions in connection therewith (including, but not limited to, the financing thereof), and all fees and expenses paid or payable in connection with the Transactions;

(10)	any transaction effected as part of a Qualified Receivables Transaction; and

(11)	any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between or among the Company or any Restricted Subsidiary and any Affiliate of the Company or a joint venture or similar entity that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate, joint venture or similar entity.

Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever (other than Permitted Liens) on any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned at the Closing Date or thereafter acquired, securing any Indebtedness (the “Initial Lien”) without effectively providing that the new notes or, in the case of an Initial Lien on any property or assets of any Subsidiary Guarantor, the Subsidiary Guarantee of such Subsidiary Guarantor, will be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any such Lien thereby created in favor of the new notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indenture or (iii) any sale, exchange or transfer to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien.

SEC Reports. The Company will file with the Securities and Exchange Commission (unless the Securities and Exchange Commission will not accept such a filing) and the Company will provide the Trustee and the Holders and prospective Holders (upon request) within 15 days after it files them with the Securities and Exchange Commission, copies of the Company’s annual report and the information, documents and other reports (including reports on Form 8-K) that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934. The Company also will comply with the other provisions of TIA Section 314(a).

Future Subsidiary Guarantors. The Company will cause each Domestic Subsidiary (other than a Receivables Entity) that (1) Guarantees any Bank Indebtedness of the Company or (2) Incurs any Ineligible Indebtedness to become a Subsidiary Guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such Domestic Subsidiary will Guarantee payment of the new notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Domestic Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Domestic Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Limitation on Lines of Business. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Permitted Business.

Merger and Consolidation

The Company will not, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets in one or a series of related transactions to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the new notes and the Indenture; provided that, notwithstanding the foregoing, in the event any Successor Company is not a corporation, then there shall be a Restricted Subsidiary of such Successor Company which shall be a corporation and a co-obligor of the new notes;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing;

(3)	immediately after giving effect to such transaction, either (A) the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (B) the Consolidated Leverage Ratio would be less than the Consolidated Leverage Ratio immediately prior to giving effect to such transaction; and

(4)	the Company will have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this paragraph, provided that (x) in giving such opinion such counsel may rely on an Officer’s Certificate as to any matters of fact, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor Company will be relieved of all obligations and covenants under the Indenture, except that the predecessor Company in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the new notes.

In addition, subject to the provisions governing the release of Subsidiary Guarantees under “Subsidiary Guarantees,” the Company will not permit any Subsidiary Guarantor to, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets in one or a series of related transactions to any Person unless:

(A)	such transaction is made in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”; or

(B)	(1) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not such Subsidiary Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing; and

(3)	the Company will have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this paragraph, provided that (x) in giving such opinion such counsel may rely on an Officer’s Certificate as to any matters of fact, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.

Clauses (2) and (3) of the first paragraph and clause (2) of the second paragraph of this “—Merger and Consolidation” will not apply to any transaction in which:

(A)	any Restricted Subsidiary consolidates with, merges into or transfers all or part of its properties and assets to the Company or any Subsidiary Guarantor; or

(B)	the Company or a Subsidiary Guarantor consolidates or merges with or into or transfers all or substantially all its properties and assets to (x) an Affiliate organized solely for the purpose of reincorporating or reorganizing the Company or such Subsidiary Guarantor, as the case may be, in another jurisdiction to realize tax or other benefits or change its legal structure to a corporation or other entity or (y) a Restricted Subsidiary so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction (other than Capital Stock of such Restricted Subsidiary) are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof.

Suspension of Covenants

During any period of time that: (a) the new notes have Investment Grade Ratings from two Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (a) and (b) being collectively referred to as a “Covenant Suspension Event”), the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

(1)	“—Certain Covenants—Limitation on Indebtedness”;

(2)	“—Certain Covenants—Limitation on Restricted Payments”;

(3)	“—Certain Covenants—Limitation on Restrictions on Distributions from Restricted Subsidiaries”;

(4)	“—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(5)	“—Certain Covenants—Limitation on Transactions with Affiliates”;

(6)	“—Certain Covenants—Future Subsidiary Guarantors”;

(7)	“—Certain Covenants—Limitation on Lines of Business”; and

(8)	clause (3) of the first paragraph of “—Merger and Consolidation”

(collectively, the “Suspended Covenants”). The Subsidiary Guarantees of any Subsidiary Guarantors will also be suspended as of the date on which such Covenant Suspension Event occurs (the “Suspension Date”). If a Covenant Suspension Event occurs and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Subsidiary Guarantees, if any, of any Subsidiary Guarantors will be reinstated if such Subsidiary Guarantees are then required by the terms of the Indenture. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified as having been Incurred pursuant to paragraph (a) of “—Certain Covenants—Limitation on Indebtedness” or one of the clauses set forth in paragraph (b) of “—Certain Covenants—Limitation on Indebtedness” below (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to paragraphs (a) or (b) of “—Certain Covenants—Limitation on Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Closing Date, so that it is classified as permitted under clause (3)(B) of paragraph (b) of “—Certain Covenants—Limitation on Indebtedness”. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Certain Covenants—Limitation on Restricted Payments” will be made as though the covenant described under “—Certain Covenants—Limitation on Restricted Payments” had been in effect since the Closing Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under paragraph (a) of “—Certain Covenants—Limitation on Restricted Payments,” to the extent that such Restricted Payments would have reduced such amount if such covenant had been in effect during the Suspension Period. As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period.

Defaults

Each of the following is an Event of Default:

(1)	a default in any payment of interest (including additional interest) on any new note when due and payable, continued for 30 days;

(2)	a default in the payment of principal of any new note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise;

(3)	the failure by the Company or any Subsidiary Guarantor to comply with its obligations under the covenant described under “—Merger and Consolidation” above;

(4)	the failure by the Company or any Restricted Subsidiary to comply for 30 days after notice with any of its obligations under the covenant described under “—Change of Control” above (other than a failure to purchase new notes);

(5)	the failure by the Company or any Restricted Subsidiary to comply for 60 days after notice with any of its obligations under the covenants described under “—Certain Covenants” above (other than a failure to purchase new notes) or with its other agreements contained in the new notes or the Indenture;

(6)	the failure by the Company or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $75 million or its foreign currency equivalent (the “cross acceleration provision”);

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”);

(8)	the rendering of one or more judgments or decrees for the payment of money (net of amounts covered by insurance policies issued by reputable and creditworthy insurance companies) in an aggregate amount in excess of $75 million or its foreign currency equivalent against the Company or any Significant Subsidiary or any combination thereof if such judgment or decree remains outstanding for a period of 90 days during which execution is not effectively discharged, waived or stayed (the “judgment default provision”); or

(9)	any Subsidiary Guarantee of any Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or any Subsidiary Guarantor denies or disaffirms in writing such Subsidiary Guarantor’s obligations under the Indenture or any Subsidiary Guarantee and such Default continues for 10 days after receipt of the notice specified in the Indenture.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (4), (5) or (9) will not constitute an Event of Default until the Trustee notifies the Company or the Holders of at least 25% in principal amount of the outstanding new notes notify the Company and the Trustee of the default and the Company or the Subsidiary Guarantor, as applicable, does not cure such default within the time specified in clauses (4), (5) or (9) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least 25% in principal amount of the outstanding new notes by notice to the Company and the Trustee may declare the principal of and accrued but unpaid interest on all the new notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of and interest on all the new notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Under certain circumstances, the Holders of a majority in principal amount of the outstanding new notes may rescind any such acceleration with respect to the new notes and its consequences.

In the event of a declaration of acceleration of the new notes because an Event of Default described in clause (6) has occurred and is continuing, the declaration of acceleration of the new notes will be automatically annulled if the payment default or other default triggering such Event of Default pursuant to clause (6) will be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after such declaration of acceleration of the new notes and if (a) the annulment of the acceleration of the new notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the new notes that became due solely because of the acceleration of the new notes, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holder unless such Holder has offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the new notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	the Holders of at least 25% in principal amount of the outstanding new notes have requested the Trustee in writing to pursue the remedy;

(3)	such Holders described in clause (2) above have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the Holders of a majority in principal amount of the outstanding new notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding new notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of or premium (if any) or interest on any new note (including payments pursuant to the redemption provisions of such new note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Events of Default, its status and what action the Company is taking or proposes to take in respect thereof.

All notices required or permitted by the Indenture to be given to the Company, Trustee or Holders (including the notices described under “Defaults”) will be made in writing in accordance with the Indenture, except as otherwise specified therein.

Amendments and Waivers

Subject to certain exceptions, the Indenture or the new notes may be amended with the written consent of the Holders of a majority in principal amount of the new notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the new notes then outstanding. However, without the consent of each Holder of an outstanding new note affected, no amendment may, among other things:

(1)	reduce the amount of new notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest (including additional interest, if any) on any new note;

(3)	reduce the principal of or extend the Stated Maturity of any new note;

(4)	reduce the premium payable upon the redemption of any new note or change the time at which any new note may be redeemed as described under “—Optional Redemption” above;

(5)	make any new note payable in money other than that stated in the new note;

(6)	impair the right of any Holder to receive payment of principal of, and interest (including additional interest, if any) on, such Holder’s new notes on or after the due dates therefor or to institute suit for the enforcement of any payment of principal of or interest on such Holder’s new notes;

(7)	make any change in the amendment provisions that require each Holder’s consent or in the waiver provisions; or

(8)	modify the Subsidiary Guarantees in any manner adverse to the Holders in any material respect.

Without the consent of any Holder, the Company, the Subsidiary Guarantors and the Trustee may amend the Indenture to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor Person of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3)	provide for uncertificated new notes in addition to or in place of certificated new notes (provided, however, that the uncertificated new notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated new notes are described in Section 163(f)(2)(B) of the Code);

(4)	add additional Guarantees or co-obligors with respect to the new notes;

(5)	secure the new notes;

(6)	add to the covenants of the Company and the Restricted Subsidiaries for the benefit of the Holders or to surrender any right or power conferred upon the Company;

(7)	make any change that does not adversely affect the rights of any Holder in any material respect;

(8)	provide for the issuance of additional notes; or

(9)	comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the TIA.

The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

After an amendment becomes effective, the Company is required to mail to each Holder a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and Exchange

A Holder will be able to transfer or exchange new notes. Upon any transfer or exchange, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any new note selected for redemption or to transfer or exchange any new note for a period of 15 days prior to a selection of new notes to be redeemed.

Defeasance

The Company may at any time terminate all its obligations under the new notes and the Indenture (“legal defeasance”) in accordance with the procedures set forth below, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the new notes, to replace mutilated, destroyed, lost or stolen new notes and to maintain a registrar and paying agent in respect of the new notes.

In addition, the Company may at any time terminate:

(1)	its obligations under “— Change of Control” and under the covenants described under “—Certain Covenants” and the operation of the provisions relating thereto described under “—Defaults” above, and

(2)	the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “—Defaults” above, the limitations contained in clause (3) under the first paragraph of “—Merger and Consolidation” above, and the limitations contained in the second paragraph of “—Merger and Consolidation” above (“covenant defeasance”), in each case in accordance with the procedures set forth below.

In the event that the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the new notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the new notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) (with respect only to Significant Subsidiaries) or (9) under “—Defaults” above or because of the failure of the Company to comply with clause (3) under the first paragraph of “—Merger and Consolidation” above.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, to pay the principal of, premium (if any) and interest (including additional interest, if any) on, in respect of the new notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel) must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all new notes issued thereunder, when:

(1)	either

(A)	all new notes that have been authenticated, except lost, stolen or destroyed new notes that have been replaced or paid, have been delivered to the Trustee for cancellation; or

(B)	(i) all new notes that have not been delivered to the Trustee for cancellation (x) have become due and payable by reason of the mailing of a notice of redemption or otherwise, (y) have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of the Company or (z) will become due and payable within one year, and (ii) the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the new notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued and unpaid interest (including additional interest), if any, to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit;

(3)	the Company or any Subsidiary Guarantor have paid, or caused to be paid, all sums payable by them under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the new notes at maturity or the redemption date, as the case may be, or made arrangements reasonably satisfactory to the Trustee for the giving of such instructions.

In addition, in the case of paragraph (b) above, (i) the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee to the effect that all conditions precedent to the satisfaction and discharge have been satisfied, provided that any such counsel may rely on any Officer’s Certificate as to matters of fact and (ii) the Company’s obligations that would survive legal defeasance will remain outstanding.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, any Subsidiary Guarantor or any of their respective Subsidiaries will have any liability for any obligation of the Company or any Subsidiary Guarantor under the Indenture, the new notes or any Subsidiary Guarantee or for any claim based on, in respect of, or by reason of, any such obligation or its creation. Each Holder, by accepting the new notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the new notes.

Concerning the Trustee

U.S. Bank National Association is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the new notes.

Governing Law

The Indenture and the new notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

For purposes of this Description of Notes:

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Permitted Business (including any capital expenditures on any property or assets already so used);

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Permitted Business.

“Adjusted EBITDA” for any period means the Consolidated Net Income for such period, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

(1)	provision for all taxes (whether or not paid, estimated or accrued) based on income, profits or capital;

(2)	Consolidated Interest Expense;

(3)	depreciation expense, amortization expense (including, but not limited to, amortization of intangibles and amortization and write-off of financing costs) and any non-cash impairment charges related to goodwill, other intangibles or assets;

(4)	fees, expenses, charges or other costs of or to the Company and its Consolidated Restricted Subsidiaries payable in connection with any public or private sale of common stock of the Company, the Incurrence of Indebtedness permitted by the covenant described under “—Limitation on Indebtedness”, any Investments permitted by the covenant described under “—Limitation on Restricted Payments,” any acquisition (including amounts paid in connection with the acquisition or retention of one or more individuals comprising part of a management team retained to manage the acquired business), disposition or recapitalization, in each case whether or not consummated or Incurred;

(5)	all other non-cash charges of the Company and its Consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual or reserve for cash expenditures in any future period) less all non-cash items of income of the Company and its Consolidated Restricted Subsidiaries;

(6)	the amount of any minority interest expense deducted in calculating Consolidated Net Income;

(7)	any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards; and

(8)	non-cash pension and other post-employment benefit expense.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary); or

(2)	any other assets of the Company or any Restricted Subsidiary other than, in each case,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B)	a disposition in the ordinary course of business of the Company or such Restricted Subsidiary;

(C)	any disposition of property or equipment that has become damaged, worn out or obsolete or that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(D)	dispositions in connection with the foreclosure of any Lien not prohibited by the Indenture;

(E)	licenses or sublicenses of intellectual property;

(F)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(G)	for purposes of the provisions described under “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, a Restricted Payment Transaction;

(H)	a sale of accounts receivable and related assets of the type specified in the definition of the term Qualified Receivables Transaction to a Receivables Entity;

(I)	a transfer of accounts receivable and related assets of the type specified in the definition of the term Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction;

(J)	a disposition of all or substantially all of the assets of the Company that is governed by the provisions described under “—Change of Control” or “—Merger and Consolidation”;

(K)	any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Closing Date, including without limitation any sale/leaseback transaction or asset securitizations permitted by the Indenture;

(L)	any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement;

(M)	any disposition of assets with a Fair Market Value of less than $10 million;

(N)	a disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary; and

(O)	the sale or other disposition of Temporary Cash Investments in the ordinary course of business.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreements and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Subsidiary Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. It is understood and agreed that Refinancing Indebtedness in respect of the Credit Agreements may be Incurred from time to time after termination of the Credit Agreements and may be in the form of debt securities.

“Board of Directors” means the board of directors of the Company or any committee thereof duly authorized to act on behalf of the board of directors of the Company.

“Business Day” means each day that is not a Legal Holiday.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Closing Date” means the date of the Indenture.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Hedging Agreement” means any forward contract, swap, option, hedge or other similar financial agreement or arrangement designed to protect against fluctuations in commodity prices.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries, plus or including, to the extent Incurred by the Company and its Consolidated Restricted Subsidiaries in such period, any such interest expense consisting of, without duplication:

(1)	interest expense attributable to Capitalized Lease Obligations;

(2)	amortization of debt discount and debt issuance costs;

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing; and

(6)	interest actually paid by the Company or any Restricted Subsidiary under any Guarantee of Indebtedness of any other Person;

minus any interest income of the Company and its Consolidated Restricted Subsidiaries; provided that total interest expense will be determined after giving effect to net payments made or received by the Company and its Consolidated Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Leverage Ratio” as of any date of determination means the ratio of:

(1)	the Total Consolidated Indebtedness as of the date of determination (the “Determination Date”) to

(2)	the aggregate amount of Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the Determination Date for which financial statements of the Company have been made publicly available or provided to the Trustee (the “Measurement Period”);

provided, however, that for purposes of calculating Adjusted EBITDA for the Measurement Period immediately prior to the relevant Determination Date:

(A)	any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Adjusted EBITDA), or was merged or consolidated with the Company or any Restricted Subsidiary during such Measurement Period, will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period;

(B)	any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Adjusted EBITDA) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and

(C)	if the Company or any Restricted Subsidiary will have in any manner (x) acquired (through an acquisition or the commencement of activities constituting such business) or (y) disposed of (by an Asset Disposition or the termination or discontinuance of activities constituting such business) any operating business, any company, any other business or any group of assets constituting an operating unit of a business, including any such acquisition or disposition occurring in connection with a transaction that requires the determination of such Adjusted EBITDA, during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis as if all such transactions had been consummated prior to the first day of such Measurement Period (it being understood that in calculating Adjusted EBITDA, the exclusions set forth in clauses (1) through (4) of the definition of Consolidated Net Income will apply to a Person that has been acquired as if it were a Restricted Subsidiary).

For purposes of this definition, (i) whenever pro forma effect is to be given to an acquisition or disposition and the amount of income or earnings relating thereto, the pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Company (and may include any applicable Pro Forma Cost Savings), and (ii) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect will be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness on such date.

“Consolidated Net Income” means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period; provided, however, that there will not be included in such Consolidated Net Income:

(1)	any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)	subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)	the Company’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person;

(2)	any net income (or loss) of any Person acquired by the Company or a Consolidated Subsidiary of the Company in a pooling of interests or common control transaction for any period prior to the date of such acquisition;

(3)	solely for purposes of determining the amount available for Restricted Payments under clause (4)(C)(i) of paragraph (a) of “Certain Covenants—Limitation on Restricted Payments,” any net income (or loss) of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to restrictions on the declaration or payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by the operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (x) restrictions that have been waived or otherwise released and (y) restrictions in effect on the Closing Date with respect to a Restricted Subsidiary and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Holders than such restrictions in effect on the Closing Date), except that:

(A)	subject to the limitations contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount actually dividended or distributed or that could have been dividended or distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause) and

(B)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income to the extent of the aggregate Investment of the Company or any of its other Restricted Subsidiaries in such Restricted Subsidiary;

(4)	any gain or loss realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries that is not sold or otherwise disposed of in the ordinary course of business (as determined by the Company in good faith) and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	any non-cash SFAS 133 income (or loss) related to hedging activities;

(6)	any income (or loss) from discontinued operations;

(7)	any extraordinary, unusual or nonrecurring gain, loss or charge (including fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Closing Date) or any charges in respect of any restructuring, redundancy or severance, other than any pension or other post-employment benefit gain, loss or charge;

(8)	the cumulative effect of a change in accounting principles;

(9)	all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness; and

(10)	any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase accounting for the transactions contemplated by any acquisition, in accordance with GAAP, during the eighteen consecutive months following the consummation of such acquisition.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only, there will be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(4)(C)(iv) thereof.

“Consolidated Secured Indebtedness” as of any date of determination means the amount equal to the aggregate principal amount of then outstanding Total Consolidated Indebtedness (other than the notes) secured by Liens on property or assets of the Company and its Restricted Subsidiaries (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of the Indebtedness secured thereby) and consisting of (without duplication) Indebtedness for borrowed money (including Purchase Money Indebtedness and unreimbursed outstanding drawn amounts under funded letters of credit); Capitalized Lease Obligations; debt obligations evidenced by bonds, debentures, notes or similar instruments; Disqualified Stock; and (in the case of any Restricted Subsidiary that is not a Subsidiary Guarantor) Preferred Stock, determined on a Consolidated basis in accordance with GAAP (excluding items eliminated in Consolidation, and for the avoidance of doubt, excluding Hedging Obligations).

“Consolidated Secured Leverage Ratio” as of any date of determination means the ratio of:

(1)	the Consolidated Secured Indebtedness as of such date of determination to

(2)	the aggregate amount Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements of the Company have been made publicly available or provided to the Trustee (determined, for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Closing Date, on a pro forma basis to give effect to the Transactions as if they had occurred at the beginning of such four quarter period.

with such pro forma and other adjustments to each of Consolidated Secured Indebtedness and Adjusted EBITDA as are appropriate and consistent, as determined by the Company in good faith, with the pro forma and other adjustment provisions set forth in the definition of the term “Consolidated Leverage Ratio.”

“Consolidation” means the consolidation of (1) in the case of the Company, the accounts of each of the Restricted Subsidiaries with those of the Company, and (2) in the case of a Restricted Subsidiary, the accounts of each Subsidiary of such Restricted Subsidiary that is a Restricted Subsidiary with those of such Restricted Subsidiary, in each case in accordance with GAAP consistently applied; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Credit Agreements” means the Credit Agreement dated as of the Closing Date among the Company, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and Bear Stearns Corporate Lending Inc., as syndication agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination and whether with the original lenders or otherwise), refinanced (including through the issuance of debt securities), restructured or otherwise modified from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under any original Credit Agreement or other credit agreements or otherwise).

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities, including the Credit Agreements, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit, bankers’ acceptances and other similar obligations or other long- term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Indebtedness”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation less the amount of cash or cash equivalents received in connection with a subsequent sale of or collection on such Designated Noncash Consideration.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of such Board of Directors will not be deemed to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock (other than Capital Stock issued or sold to Management Investors as compensation) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary; provided, however, that any such conversion or exchange will be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable); or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (1), (2) and (3), on or prior to the 91st day after the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving Holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring on or prior to the 91st day after the Stated Maturity of the notes will not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under “—Change of Control” and “—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock” are to the Holders.

“Domestic Subsidiary” means any Restricted Subsidiary that is organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. For all purposes of the Indenture, Fair Market Value will be determined in good faith by the Company (which determination will be conclusive).

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entities as approved by a significant segment of the accounting profession; and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person; provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” will mean any Person Guaranteeing any obligation.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Hedging Agreement.

“Holder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun will have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security will not be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1)	the principal of indebtedness of such Person for borrowed money;

(2)	the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other similar instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than one year after the date of placing such property in service or taking delivery and title thereto;

(5)	all Capitalized Lease Obligations of such Person;

(6)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends) (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if less (or if such Capital Stock has no such fixed price), to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value will be as determined in good faith by the Board of Directors or the board of directors or other governing body of the issuer of such Capital Stock);

(7)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person will be the lesser of:

(A)	the Fair Market Value of such asset at such date of determination, and

(B)	the amount of such Indebtedness of such other Persons;

(8)	net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time); and

(9)	all obligations of the type referred to in clauses (1) through (8) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

The amount of Indebtedness of any Person at any date will be determined as set forth above or otherwise provided in the Indenture, or (other than with respect to letters of credit or Guarantees or Indebtedness specified in clauses (7) or (8) above) otherwise will equal the amount thereof that would appear as a liability on a balance sheet of such Person (excluding any notes thereto) prepared in accordance with GAAP.

“Ineligible Indebtedness” means Indebtedness in the form of, or represented by, bonds (other than surety bonds, indemnity bonds, performance bonds or bonds of a similar nature) or other securities that is, or may be, quoted, listed or purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is party or of which it is a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers, suppliers, franchisers and licensees in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investment” will include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any (i) Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary and (ii) Restricted Subsidiary at the time of any sale or other disposition of any shares of such Restricted Subsidiary that results in such Restricted Subsidiary no longer constituting a Restricted Subsidiary; provided, however, that upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(A)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(B)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer.

The amount of any Investment outstanding at any time will be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided that to the extent that the amount of Restricted Payments outstanding at any time pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value will not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions are not required by law or regulation to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Investors” means the officers, directors, employees and other members of the management of the Company or any of its Subsidiaries, or family members or relatives thereof, or trusts, partnerships or limited liability companies for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of, or with respect to the proceeds of, such Asset Disposition (including as a consequence of any transfer of funds in connection with the application thereof in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”);

(2)	all payments made, and all installment payments required to be made, on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition;

(4)	any liabilities or obligations associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including without limitation reserves for pension and other post-employment benefit liabilities, liabilities related to environmental matters, and liabilities relating to any indemnification obligations associated with such Asset Disposition, all as determined in accordance with GAAP; and

(5)	the amount of any purchase price or similar adjustment (x) claimed by any Person to be owed by the Company or any Restricted Subsidiary, until such time as such claim will have been settled or otherwise finally resolved, or (y) paid or payable by the Company, in either case in respect of such Asset Disposition.

“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Officer” means (1) the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer, the Treasurer, the Controller, the President, any Vice President or the Secretary of the Company, (2) any Assistant Treasurer or Assistant Controller of the Company designated by the Chief Financial Officer, principal accounting officer, Treasurer or Controller of the Company, or (3) any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors. “Officer” of a Subsidiary Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, a Subsidiary Guarantor or the Trustee.

“Permitted Asset Swap” means any transfer of properties or assets by the Company or any Restricted Subsidiary in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Permitted Business, provided that the aggregate Fair Market Value of the property or assets being transferred by the Company or such Restricted Subsidiary is not materially greater than the aggregate Fair Market Value of the property or assets received by the Company or such Restricted Subsidiary in such exchange.

“Permitted Business” means any business engaged in by the Company or any Restricted Subsidiary on the Closing Date and any Related Business.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to the Company or a Restricted Subsidiary;

(3)	cash and Temporary Cash Investments;

(4)	receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel, entertainment, moving-related and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or, in the case of moving-related expenses, incurred in connection with any closing or consolidation of any facility, and Guarantees in respect of loans or advances to employees, directors or consultants in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business;

(6)	loans or advances made to, or Guarantees with respect to loans or advances made to, employees, officers, directors or consultants in the ordinary course of business, which loans and advances do not exceed $25 million in the aggregate outstanding at any one time;

(7)	stock, obligations, securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, the Company or any Restricted Subsidiary, in satisfaction of judgments, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(8)	any Investment representing the non-cash portion of the consideration received for a sale or other disposition of property or assets, including an Asset Disposition, that was made in compliance with the covenant described under “—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock”;

(9)	Currency Agreements, Interest Rate Agreements, Commodity Hedging Agreements and related Hedging Obligations permitted under clause (b)(5) of the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(10)	any Person; provided, however, that the payment for such Investment consists solely of (A) Net Cash Proceeds from either the sale of Capital Stock of the Company (other than Disqualified Stock) or cash common equity contributions to the Company; provided, further, that such Net Cash Proceeds or equity contributions will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” or (B) Capital Stock of the Company (other than Disqualified Stock);

(11)	Investments in existence or made pursuant to legally binding written commitments in existence on the Closing Date;

(12)	pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(13)	Guarantees not prohibited by the covenant described under “—Limitation on Indebtedness”;

(14)	a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Transaction or any related Indebtedness; provided, however, that any Investment in a Receivables Entity is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(15)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (15) and then outstanding, not to exceed $150 million; and

(16)	Investments in any Person that is not an Unrestricted Subsidiary having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (16) and then outstanding, not to exceed $150 million.

If any Investment pursuant to clause (16) above is made in any Person that is not a Restricted Subsidiary and such Person thereafter becomes a Restricted Subsidiary, such Investment will thereafter be deemed to have been made pursuant to clause (1) above and not clause (16) above for so long as such Person continues to be a Restricted Subsidiary.

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits by such Person under, or Liens (x) in connection with worker’s compensation laws, unemployment insurance laws, social security laws and similar legislation or insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), (y) to secure the performance of bids, tenders or contracts (other than for borrowed money), obligations for leases, utilities, licenses, public or statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, or similar bonds, instruments or obligations, or (z) as security for import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens, in each case for sums not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings or that are bonded, or other Liens arising out of judgments or awards against such Person with respect to which such Person will then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that, upon the drawing of such letters of credit in an aggregate face amount equal to or exceeding $10 million, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(5)	survey exceptions, encumbrances, ground leases, easements (including reciprocal easement agreements) or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes, utility agreements, covenants, encroachments, charges or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not Incurred in connection with Indebtedness, or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness Incurred to finance or refinance the construction, acquisition or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is Incurred, and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 270 days after the later of the acquisition, lease, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7)	Liens securing (A) Indebtedness permitted pursuant to clauses (b)(1), (b)(6), (b)(7) or (b)(8) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (B) Senior Indebtedness Incurred pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” provided that, in the case of clause (B), the Consolidated Secured Leverage Ratio on the date of such Incurrence and after giving effect thereto would not be greater than 4.50:1.00;

(8)	Liens existing on, or provided for under written arrangements existing on, the Closing Date;

(9)	Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens do not extend to any other property owned by such Person or any of its Subsidiaries (plus improvements, accessions, proceeds or dividends or distributions in respect thereof);

(10)	Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or any Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens do not extend to any other property of such Person or any of its Subsidiaries (plus improvements, accessions, proceeds or dividends or distributions in respect thereof);

(11)	Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Subsidiary of such Person;

(12)	Liens (A) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets, (B) on receivables (including related rights) arising in connection with the compromise, settlement or collection thereof in the ordinary course of business, (C) on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose, (D) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, (E) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, (F) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business (G) attaching to commodity trading or other brokerage accounts incurred in the ordinary course of business;

(13)	Liens in respect of judgments that do not constitute an Event of Default;

(14)	Liens securing obligations under Currency Agreements, Interest Rate Agreements and Commodity Hedging Agreements permitted to be Incurred under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(15)	Liens on property of any Foreign Subsidiary securing Indebtedness of such Foreign Subsidiary;

(16)	(i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which such Person or any Restricted Subsidiary of such Person has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(17)	Liens on Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(18)	other Liens securing Indebtedness or other obligations, which Indebtedness and other obligations secured pursuant to this clause (18) do not exceed $30 million at any time outstanding;

(19)	Liens securing Indebtedness or other obligations of any Receivables Entity; and

(20)	Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10) and (14); provided, however, that:

(A)	such new Lien will be limited to all or part of the same property that secured the original Lien (plus improvements, accessions, proceeds or dividends or distributions in respect thereof); and

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

(i)	the outstanding principal amount, or, if issued with original issue discount, the aggregate accreted value of, or, if greater, the committed amount of the Indebtedness secured by Liens described under clauses (6), (7), (8), (9), (10) or (14) at the time such original Lien became a Permitted Lien under the Indenture; and

(ii)	an amount necessary to pay any fees, underwriting discounts and other costs and expenses, including premiums, related to such Refinancings.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Principal” of a note means the principal of the note plus the premium, if any, payable on the note that is due or overdue or is to become due at the relevant time.

“Pro Forma Cost Savings” means, with respect to any period, anticipated reductions in costs or synergies relating to an acquisition or disposition to the extent:

(1)	calculated on a basis consistent with Regulation S-X under the Securities Act as in effect and applied as of the Closing Date; or

(2)	implemented within twelve months prior to or after the date of such acquisition or disposition and that are supportable and quantifiable by the underlying accounting records of the Company and its Consolidated Subsidiaries, as if, in the case of clauses (1) and (2) above, all such reductions in costs had been effected as of the beginning of such period.

“Purchase Money Indebtedness” means Indebtedness:

(1)	consisting of the deferred purchase price of an asset, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed; and

(2)	Incurred to finance or refinance the acquisition (whether through the direct acquisition of such asset or the acquisition of the Capital Stock of any Person owning such asset, or otherwise), leasing, construction, repair or improvement of property (real or personal) or assets.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Receivables Entity in connection with a Qualified Receivables Transaction, which note is intended to finance that portion of the purchase price that is not paid in cash or by a contribution of equity.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to:

(1)	a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries); or

(2)	any other Person (in the case of a transfer by a Receivables Entity),

or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such accounts receivable; provided, however, that the financing terms, covenants, termination events and other provisions thereof will be market terms (as determined in good faith by a financial officer of the Company) and may include Standard Securitization Undertakings. The grant of a security interest in any accounts receivable of the Company or any Restricted Subsidiary (other than a Receivables Entity) to secure Bank Indebtedness will not be deemed a Qualified Receivables Transaction.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Entity” means (a) a wholly owned Subsidiary of the Company that is designated by the Board of Directors (as provided below) as a Receivables Entity or (b) another Person engaging in a Qualified Receivables Transaction with the Company, which Person engages in the business of the financing of accounts receivable, and in either of clause (a) or (b):

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which

(A)	is Guaranteed by the Company or any Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(B)	is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings; or

(C)	subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)	(A) that is not an Affiliate of the Company or (B) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms that the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(3)	to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Transaction to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Refinance” or “refinance” means, in respect of any Indebtedness, to refinance, extend (including pursuant to any defeasance or discharge mechanism), renew, refund, repay, prepay, redeem, modify, restate, defer, substitute, supplement, reissue, resell, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” will have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to Refinance any Indebtedness of the Company or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that Refinances Refinancing Indebtedness); provided, however, that:

(1)	if the Indebtedness being refinanced is a Subordinated Obligation, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced or, if shorter, the notes,

(2)	if the Indebtedness being refinanced is a Subordinated Obligation, the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced,

(3)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced (plus fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such Refinancing Indebtedness) and

(4)	if the Indebtedness being Refinanced is expressly subordinated in right of payment to the notes pursuant to a written agreement, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness will not include:

(A)	Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that Refinances Indebtedness of the Company that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness” or

(B)	Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business related, ancillary, complementary or incidental to the businesses of the Company and the Restricted Subsidiaries as conducted on, or proposed to be conducted as of, the Closing Date or extensions, developments or expansions thereof.

“Restricted Payment Transaction” means any Restricted Payment permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any Permitted Payment, any Permitted Investment, or any transaction specifically excluded from the definition of the term “Restricted Payment.”

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien. “Secured Indebtedness” of a Subsidiary Guarantor has a correlative meaning.

“Senior Indebtedness” of the Company or any Subsidiary Guarantor means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company or any Subsidiary Guarantor, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company or any Subsidiary, as applicable, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the notes or such Subsidiary Guarantor’s Subsidiary Guarantee; provided, however, that Senior Indebtedness of the Company or any Subsidiary Guarantor will not include:

(1)	any obligation of the Company to any Subsidiary of the Company or of such Subsidiary Guarantor to the Company or any other Subsidiary of the Company;

(2)	any liability for Federal, state, local or other taxes owed or owing by the Company or such Subsidiary Guarantor, as applicable;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(4)	any obligations with respect to any Capital Stock; or

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture, provided, however, that such Indebtedness shall be deemed not to have been Incurred in violation of the Indenture for purposes of this clause (5) if the holders of such Indebtedness or their representative shall have received and relied in good faith on an Officers’ Certificate to the effect that the Incurrence of such Indebtedness does not violate the provisions of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Spin-Off” means the acquisition by the Company of the assets (including the equity interests of IIS), liabilities and businesses comprising the domestic print and Internet yellow pages directories publishing operations of Verizon in exchange for the issuance or transfer to Verizon of common stock of the Company, the notes, certain Indebtedness under the Credit Agreements and other consideration and the distribution by Verizon of the Company’s common stock to the common shareholders of Verizon, in each case pursuant to a distribution agreement, to be dated as of the Closing Date, between the Company and Verizon.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance by the Receivables Entity of its obligations, entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Qualified Receivables Transaction including, without limitation, those relating to the servicing of the assets of a Receivables Entity, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof).

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is expressly subordinated in right of payment to the notes pursuant to a written agreement. “Subordinated Obligation” of a Subsidiary Guarantor has a correlative meaning.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means each Guarantee of the obligations with respect to the notes issued by a Subsidiary of the Company pursuant to the terms of the Indenture.

“Subsidiary Guarantor” means any Restricted Subsidiary that has issued a Subsidiary Guarantee.

“Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency or instrumentality thereof or obligations Guaranteed or insured by the United States of America or any agency or instrumentality thereof;

(2)	investments in time deposit accounts, certificates of deposit, money market deposits and bankers’ acceptances (or, with respect to foreign banks, similar instruments) maturing within 365 days of the date of acquisition thereof issued by, and overnight bank deposits with, any lender under a Credit Agreement, a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $500,000,000 (or the foreign currency equivalent thereof) or whose commercial paper is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) at the time such investment is made;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) and (2) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than that of the Company or any of its Subsidiaries) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act));

(5)	investments in securities with maturities of five years or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(6)	investment funds investing 95% of their assets in securities of the type described in clauses (1) through (5) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution);

(7)	investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended; and

(8)	similar investments approved by the Board of Directors in the ordinary course of business.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa- 77bbbb) as in effect on the Closing Date.

“Total Consolidated Indebtedness” means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness of the Company and the Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transactions” means, collectively, any or all of the following: (i) the Spin-Off, (ii) the entry into the Indenture, and the offer and issuance of the notes, (iii) the entry into the Credit Agreements and Incurrence of Indebtedness thereunder by one or more of the Company and its Subsidiaries, (iv) a cash distribution paid by the Company to Verizon on the Closing Date and (v) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination will be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless at such time such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

(A)	the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or

(B)	if such Subsidiary has total Consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (2) the Consolidated Leverage Ratio would be less than it was immediately prior to giving effect to such designation; and

(y)	no Default will have occurred and be continuing.

Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors will be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the issuer’s option.

“Verizon” means Verizon Communications Inc., a Delaware corporation, and its successors and assigns.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of notes. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to as the Code, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretations. This discussion only addresses tax considerations for beneficial owners of the notes that purchased the notes on original issue and hold the notes as “capital assets” within the meaning of the Code.

This discussion does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold their notes as part of a straddle, hedge, conversion transaction or other integrated investment, persons subject to the alternative minimum tax, U.S. persons whose functional currency is not the U.S. dollar, “controlled foreign corporations” or “passive foreign investment companies”). This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of the notes.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of notes by a U.S. Holder. “U.S. Holder” means a holder that is the beneficial owner of a note and that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•

a trust with respect to which (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of its substantial decisions, or certain trusts that were in existence on August 19, 1996, were treated as domestic trusts on that date and have made valid elections to be treated as U.S. persons for U.S. federal income tax purposes.

If a partnership holds the notes, the tax treatment of a partner will depend upon the application of special rules that apply to partnerships under the U.S. federal income tax laws, the status of the partner and the activities of the partnership. If you are a partner or a partnership holding the notes, we urge you to consult your tax advisors.

WE URGE PROSPECTIVE BENEFICIAL OWNERS TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS FOR THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY U.S. FEDERAL, STATE, OR LOCAL TAX LAWS, OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Taxation of Interest

Subject to the discussion below under “—Payments on Registration Default,” in general, interest paid or payable on a note will be taxable to a U.S. Holder as ordinary interest income as received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. The notes are not expected to be issued with original issue discount.

Payments on Registration Default

It is possible that the U.S. Internal Revenue Service, or the IRS, could assert that the additional interest that we would be obligated to pay if the registration statement is not filed or declared effective within the applicable time periods (or certain other actions are not taken) is a contingent payment for purposes of the original issue discount rules. If additional interest is treated as a contingent payment, the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences discussed herein. The Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored. We believe that the possibility of additional interest is remote and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Our determination will be binding on all holders except a holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired. Our determination is not, however, binding on the IRS, and if the IRS were to challenge our determination, a U.S. Holder might be required to accrue income on the notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. The discussion below assumes that our determination is correct that the possibility of paying additional interest is remote and assumes that the notes will not be treated as contingent payment debt instruments.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange (other than pursuant to the exchange offer), redemption, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount of cash and the fair market value of all other property received on the disposition (except to the extent the cash or property is attributable to accrued and unpaid interest, which is taxable as ordinary income if not previously included in income) and the U.S. Holder’s adjusted tax basis in the note.

Subject to the discussion below of market discount, any gain or loss that a U.S. Holder recognizes upon the sale, exchange, redemption, retirement or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the note is more than one year. Long-term capital gains recognized by an individual or other non-corporate U.S. Holders are generally subject to a reduced rate of U.S. federal income tax. Capital losses are subject to limits on deductibility. Gain or loss from the sale or other disposition of a note generally will be treated as realized from U.S. sources.

The exchange of an old note by a U.S. holder for a new note pursuant to the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes, and any U.S. Holder who exchanges an old note for a new note should have the same adjusted tax basis and holding period in the new note that such U.S. Holder had in the old note immediately before the exchange.

Satisfaction and Discharge

If we were to obtain a discharge of the indenture with respect to all of the notes then outstanding, as described herein under “Description of Notes—Satisfaction and Discharge,” such discharge would generally be deemed to constitute a taxable exchange of the notes outstanding for other property. In such case, a U.S. Holder would be required to recognize capital gain or loss in connection with such deemed exchange. In addition, after such deemed exchange, a U.S. Holder might also be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Market Discount

A U.S. Holder (other than a holder who makes the election described below) that acquired a note with market discount that is not de minimis, except in certain non-recognition transactions, generally will be required to treat any gain realized upon the sale, exchange (other than pursuant to the exchange offer), redemption, retirement or other disposition of the note as interest income to the extent of the market discount that accrued during the period such U.S. Holder held such note and that has not been previously taken into account. For this purpose, a person disposing of a market discount note in a transaction other than a sale, exchange or involuntary conversion generally is treated as realizing an amount equal to the fair market value of the note. A U.S. Holder may also be required to recognize as ordinary income any partial principal payments with respect to a note to the extent such payments do not exceed the accrued market discount on the note. For these purposes, market discount generally equals the excess of the stated redemption price of the note over the tax basis of the note in the hands of the holder immediately after its acquisition. However, market discount is deemed not to exist if the market discount is less than a de minimis amount equal to 0.25% of the note’s redemption price at maturity multiplied by the number of complete years to the note’s maturity after the U.S. Holder acquired the note.

The market discount rules also provide that any U.S. Holder of notes that were acquired with market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to acquire or carry the notes until the notes are disposed of.

A U.S. Holder of a note acquired with market discount may elect to include discount in income as the discount accrues. In such a case, the foregoing rules with respect to the recognition of ordinary income on dispositions and with respect to the deferral of interest deductions on indebtedness related to such note would not apply. The current inclusion election applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Amortizable Bond Premium

Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation (other than payments of qualified stated interest), the holder of such obligation may elect to amortize such excess under the constant yield method as an offset to interest income over the period from the U.S. Holder’s acquisition date to the obligation’s maturity date. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the related obligation by the amount of the amortizable bond premium. Any election to amortize bond premium applies to all bonds (other than bonds the interest on which is excludible from gross income) held by the U.S. Holder during the first taxable year to which the election applies or thereafter acquired by the holder. The election may not be revoked without the consent of the IRS.

Amortizable bond premium is treated as a reduction of interest on the bond instead of as a deduction. The offset of amortizable bond premium against interest income on the bond occurs when income is taxable to a U.S. Holder as received or accrued, in accordance with such U.S. Holder’s method of accounting for such income.

In the case of an obligation, such as a note, that may be called prior to maturity, the call option is deemed exercised (or not exercised) in a manner that maximizes the holder’s yield on the obligation. For purposes of amortizing bond premium, if a U.S. Holder of a note is required to amortize bond premium by reference to a call date, the note will be treated as maturing on such date for the amount payable, and, if not redeemed on such date, the note will be treated as reissued on such date for the amount so payable.

Information reporting and backup withholding

In general, payments made on the notes and proceeds from the sale or other disposition of the notes may be subject to backup withholding. In general, backup withholding will apply to a non-corporate U.S. Holder if such U.S. Holder:

•	fails to furnish, under penalties of perjury, its Taxpayer Identification Number, or TIN (which for an individual is the holder’s Social Security number);

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest and dividends; or

•

under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and is a U.S. person and has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

A U.S. Holder will also be subject to information reporting with respect to payments on the notes and proceeds from the sale or other disposition of the notes, unless such U.S. Holder is a corporation or other exempt recipient and appropriately establishes that exemption.

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of notes by a Non-U.S. Holder. The term “Non-U.S. Holder” means a beneficial owner of a note (other than a partnership) that is not a U.S. Holder. For purposes of the following discussion, interest on the notes, and gain on the sale, exchange, retirement or other disposition of the notes, will be considered “U.S. trade or business income” of a Non-U.S. Holder if such income or gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder (and, in the case certain treaties apply, attributable to a U.S. permanent establishment of such Non-U.S. Holder). As noted above under “—Certain U.S. Federal Income Tax Considerations for U.S. Holders—Payments on Registration Default,” we intend to take the position for U.S. federal income tax purposes that the likelihood of the payment of any such amounts on the notes is remote, and the discussion below assumes that our determination in this regard is correct. The discussion below also assumes that the notes are not issued with original issue discount.

Taxation of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest paid on the notes if the interest qualifies for the “portfolio interest exemption.” This will be the case if each of the following requirements is satisfied:

•	the interest is not U.S. trade or business income;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the voting stock of the issuer;

•	the Non-U.S. Holder is not a controlled foreign corporation, within the meaning of the Code, that is actually or constructively related to the issuer; and

•	the Non-U.S. Holder provides the withholding agent with the appropriate certification.

The certification requirement generally will be satisfied if the Non-U.S. Holder provides the withholding agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person. Prospective Non-U.S. Holders should consult their tax advisors regarding alternative methods for satisfying the certification requirement.

If the portfolio interest exemption is not satisfied with respect to a Non-U.S. Holder, a 30% withholding tax will apply to interest paid on the notes to such Non-U.S. Holder, unless another exemption is applicable. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form). Alternatively, an exemption applies if the interest is U.S. trade or business income and the Non-U.S. Holder provides an appropriate statement to that effect on IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to any such U.S. trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Sale, Exchange, Retirement or Other Disposition of the Notes

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a note, unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met or (ii) the gain is U.S. trade or business income. If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to Non-U.S. Holders the amount of interest paid to Non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which such Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other information exchange agreement.

In general, a Non-U.S. Holder will not be subject to information reporting on Form 1099 or backup withholding with respect to interest payments that we make to such Non-U.S. Holder if such Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person or that any other conditions of the exemption are not, in fact, satisfied.

Additional information reporting and backup withholding requirements with respect to the payment of the proceeds from the disposition of a note by a Non-U.S. Holder are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, they will not be subject to information reporting or backup withholding.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not backup withholding) unless the Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder generally will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

CERTAIN ERISA CONSIDERATIONS

Section 406 of the Employee Retirement Income Security Act, or ERISA, and Section 4975 of the Code prohibit employee benefit plans that are subject to Title I of ERISA, as well as individual retirement accounts and other plans subject to Section 4975 of the Code or any entity deemed to hold assets of a plan subject to Title I of ERISA or Section 4975 of the Code (each of which we refer to as a “Plan”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code, or “Parties in Interest,” with respect to such Plans. If we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership of our subsidiaries), the purchase and holding of the new notes by or on behalf of the Plan may be a prohibited transaction under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief is available under an applicable administrative exemption (as described below) or there is some other basis on which the transaction is not prohibited.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) or ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under any federal, state, local, non-U.S or other laws or regulations that are similar to such provisions of ERISA or Section 4975 of the Code.

Accordingly, the notes may not be sold or transferred to, and each purchaser or transferee, by its purchase or holding of such notes, will be deemed to have represented and covenanted that it is not purchasing or holding the notes for or on behalf of, a Plan or other plan subject to similar law, except that such purchase for or on behalf of a Plan or other plan subject to similar law will be permitted to the extent that such purchase will not give rise to a transaction described in Section 406 of ERISA or Section 4975(c)(1) of the Code for which a statutory or administrative exemption is unavailable or that is not otherwise prohibited under ERISA, Section 4975 of the Code or the provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or Section 4975 of the Code.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA and the Code and any other provision under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code and the availability of exemptive relief applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of new notes received in exchange for outstanding old notes, where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time, in one or more transactions, through the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or, alternatively, to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify certain holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933.

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer, such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such new notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in previous no-action letters.

LEGAL MATTERS

The validity of the new notes has been passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements and schedule of Idearc Inc. and its subsidiaries at December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In connection with the exchange offer, we have filed with the Securities and Exchange Commission a registration statement on Form S-4, under the Securities Act of 1933, relating to the new notes to be issued in the exchange offer. As permitted by Securities and Exchange Commission rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits. Statements contained in this prospectus as to the contents of any particular contract or other document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, with each statement being qualified in all respects by that reference.

We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We make these filings available on our website at www.idearc.com. The information on our website is not part of this prospectus. You may read and copy any materials we file with the Securities and Exchange Commission at their Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may access these materials at the Securities and Exchange Commission’s website at http://www.sec.gov. For further information regarding the Public Reference Room call the Securities and Exchange Commission at 1-800-SEC-0330.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Idearc Inc.

We have audited the accompanying consolidated balance sheets of Idearc Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Idearc Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for share-based compensation effective January 1, 2006, and for pension and other postretirement benefits effective December 31, 2006.

/s/    ERNST & YOUNG LLP

Dallas, Texas

March 6, 2007

Idearc Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,
	2006	2005	2004
	(in millions, except per share amounts)
Operating Revenue
Print products	$2,978	$3,147	$3,318
Internet	230	197	165
Other	13	30	30

Total Operating Revenue	3,221	3,374	3,513

Operating Expense
Selling	732	646	681
Cost of sales (exclusive of depreciation and amortization)	629	622	582
General and administrative	448	374	563
Depreciation and amortization	89	91	86

Total Operating Expense	1,898	1,733	1,912

Operating Income	1,323	1,641	1,601
Interest expense (income), net	60	(16)	(12)

Income Before Provision for Income Taxes	1,263	1,657	1,613
Provision for income taxes	491	632	641

Net Income	$772	$1,025	$972

Basic and diluted earnings per common share	$5.29	$7.03	$6.66

Basic and diluted shares outstanding	146	146	146

See Notes to Consolidated Financial Statements.

Idearc Inc. and Subsidiaries

Consolidated Balance Sheets

	At December 31,
	2006	2005
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$172	$—
Note receivable due from Verizon	—	348
Accounts receivable, net of allowances of $76 and $80	325	366
Deferred directory costs	147	168
Current deferred tax assets	50	33
Prepaid expenses and other	13	27

Total current assets	707	942
Property, plant and equipment	474	511
Less: accumulated depreciation	331	347

	143	164

Goodwill	73	70
Other intangible assets, net	103	123
Pension assets	174	—
Non-current deferred tax assets	21	113
Debt issuance costs	97	—

Total assets	$1,318	$1,412

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$412	$332
Deferred revenue	190	209
Current maturities of long-term debt	48	—
Other	42	43

Total current liabilities	692	584
Long-term debt	9,067	—
Employee benefit obligations	401	499
Other liabilities	4	4
Shareholders’ equity (deficit):
Common stock ($.01 par value; 225 million shares authorized, 145,851,862 shares issued and outstanding in 2006)	1	—
Additional paid-in capital (deficit)	(8,786)	—
Retained earnings	7	—
Accumulated other comprehensive loss	(68)	—
Parent’s equity	—	325

Total shareholders’ equity (deficit)	(8,846)	325

Total liabilities and shareholders’ equity (deficit)	$1,318	$1,412

See Notes to Consolidated Financial Statements.

Idearc Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

(in millions)

	Common Stock (1)	Additional Paid-in Capital (Deficit)	Retained Earnings (2)	Accumulated Other Comprehensive Loss	Parent’s Equity	Total
Balance at December 31, 2003	$—	$—	$—	$—	$226	$226

Net income	—	—	—	—	972	972
Dividends / returns of capital paid to former parent	—	—	—	—	(934)	(934)
Other	—	—	—	—	53	53

Balance at December 31, 2004	—	—	—	—	317	317

Net income	—	—	—	—	1,025	1,025
Dividends / returns of capital paid to former parent	—	—	—	—	(1,058)	(1,058)
Other	—	—	—	—	41	41

Balance at December 31, 2005	—	—	—	—	325	325
Net income	—	—	7	—	765	772
Dividends / returns of capital paid to former parent	—	—	—	—	(652)	(652)
Pre-spin-off transactions with former parent	—	—	—	—	245	245
Final distribution to former parent	—	(1,722)	—	—	(707)	(2,429)
Issuance of common stock	1	(1)	—	—	—	—
Issuance of debt securities	—	(7,063)	—	—	—	(7,063)
Adoption of accounting standard—SFAS No. 158	—	—	—	(68)	—	(68)
Other	—	—	—	—	24	24

Balance at December 31, 2006	$1	$(8,786)	$7	$(68)	$—	$(8,846)

(1)	The number of shares issued on November 17, 2006, was 145,851,862. No additional shares were issued through December 31, 2006.
(2)	Represents net income from November 18, 2006, through December 31, 2006.

See Notes to Consolidated Financial Statements.

Idearc Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Cash Flows from Operating Activities
Net income	$772	$1,025	$972
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	89	91	86
Employee retirement benefits	50	48	61
Deferred income taxes	(55)	11	123
Provision for uncollectible accounts	140	167	233
Changes in current assets and liabilities
Accounts receivable	(96)	(121)	(217)
Deferred directory costs	21	6	(41)
Other current assets	(6)	—	1
Accounts payable and accrued liabilities	33	(44)	(99)
Other, net	45	56	51

Net cash provided by operating activities	993	1,239	1,170

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(64)	(78)	(85)
Acquisition	(16)	—	—
Proceeds from sale of assets	20	—	19
Other, net	19	2	(11)

Net cash used in investing activities	(41)	(76)	(77)

Cash Flows from Financing Activities
Proceeds from issuance of long-term debt	1,953	—	—
Change in note receivable due from Verizon	348	(105)	(159)
Dividends / returns of capital paid to former parent	(652)	(1,058)	(934)
Final distribution to former parent	(2,429)	—	—

Net cash used in financing activities	(780)	(1,163)	(1,093)

Increase in cash and cash equivalents	172	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$172	$—	$—

See Notes to Consolidated Financial Statements.

IDEARC INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Description of Business and Summary of Significant Accounting Policies

Description of Business

On November 17, 2006, Verizon Communications Inc. (“Verizon”) spun-off the companies that comprised its domestic print and Internet yellow pages directories publishing operations. In connection with the spin-off, Verizon transferred to Idearc Inc. all of its ownership interest in Idearc Information Services LLC (formerly Verizon Information Services Inc.). Following the transaction, our assets, liabilities, businesses and employees consisted of those that were primarily related to Verizon’s domestic print and Internet yellow pages directories publishing operations. The transaction was completed through a tax-free distribution by Verizon of all of its shares of our common stock to Verizon’s shareholders.

Idearc Inc. and its subsidiaries (collectively, “Idearc” or the “Company”) is one of the nation’s largest providers of yellow and white page directories and related advertising products. Our products primarily include yellow and white page directories, Superpages.com (www.superpages.com), our Internet yellow pages directory and online shopping resource, and Superpages Mobile, an information directory for wireless subscribers.

We are the exclusive publisher of Verizon-branded yellow and white pages, operating primarily in the states where Verizon is the incumbent local exchange carrier. Unless terminated sooner in accordance with its terms, our 30-year publishing agreement with Verizon will remain in effect until November, 2036, and will automatically renew for additional five-year terms unless we or Verizon provide at least 24 months’ notice of termination.

At December 31, 2006, we had approximately 7,400 employees, of which 2,300 employees were represented by unions and subject to collective bargaining agreements.

Consolidation

The consolidated financial statements include the financial statements of Idearc and its wholly-owned subsidiaries, including Idearc Media Corp., Idearc Media Sales–East Co., Idearc Media Sales–West Inc., Idearc Media Services–East Inc. and Idearc Media Services–West Inc. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of property, plant and equipment, goodwill, intangible assets and other long-lived assets, valuation allowances on deferred tax assets, and pension and postretirement benefit assumptions.

Revenue Recognition

We earn revenue primarily from print and online directory publishing. The sale of advertising in printed directories is the primary source of revenue. The Company recognizes revenue ratably over the life of each directory using the amortization method of accounting, with revenue recognition commencing in the month of publication.

Our online directory, Superpages.com, earns revenue from two sources: fixed-fee and performance-based advertising. Fixed-fee advertising includes advertisement placement on our Superpages.com website, and website development and hosting for our advertisers. Revenue from fixed-fee advertisers is recognized monthly over the life of the advertising service. Performance-based advertising revenue is earned when consumers connect with our Superpages.com advertisers by a “click” on their Internet advertising or a phone call to their business. Revenue from performance-based advertising is recognized when there is evidence that qualifying transactions have occurred.

Expense Recognition

Costs directly attributable to producing directories are amortized over the average life of a directory. These costs include paper, printing and initial distribution. All other costs are recognized as incurred.

Barter Transactions

We enter into certain transactions where a third party provides directory placement arrangements, sponsorships, or other media advertising in exchange for placing their advertising in our print or online directories. Due to the subjective nature of barter transactions, we do not recognize revenue and expense from these transactions. If recognized, revenue associated with barter transactions would be less than 2% of total revenue.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents, except cash equivalents held as short-term investments. Cash equivalents are stated at cost, which approximates market value. At December 31, 2006, we held $172 million in cash and cash equivalents.

Accounts Receivable

Accounts receivable is recorded net of an allowance for doubtful accounts.

The allowance for doubtful accounts is calculated using a percentage of sales method based upon collection history and an estimate of uncollectible accounts. Management may exercise its judgment in adjusting the provision as a consequence of known items, such as current economic factors and credit trends. Accounts receivable adjustments are recorded against the allowance for doubtful accounts.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term investments, trade receivables, and short-term and long-term debt. Our policy is to deposit our temporary cash investments with major financial institutions. Through sound risk management practices, credit risk is held to a minimum level.

Regarding our accounts receivables, approximately 84% of our directory print products revenue is derived from the sale of advertising to local small- and medium-sized businesses that advertise in a limited geographical area. These advertisers are usually billed in monthly installments and make monthly payments, requiring us to extend credit terms to our customers. This practice is widely accepted within the industry. While most new advertisers and those wanting to expand their current programs are subject to a credit review, the default rates of small- and medium-sized companies are generally higher than those of larger companies. We do not believe that this practice will have a material adverse impact on our future results, but we can give no assurances.

The remaining 16% of our directory print products revenue is derived from the sale of advertising to larger businesses that advertise regionally or nationally. We contract with Certified Marketing Representatives (“CMRs”) who purchase advertising on behalf of these businesses. We receive payment directly from the CMR, net of the CMR’s commission. The CMR is responsible for billing and collecting from the advertisers. While we still have exposure to credit risks, historically, the losses from this type of customer set have been less than from local advertisers.

Deferred Directory Costs

We include in deferred directory costs unamortized costs directly attributable to producing directories (paper, printing and initial distribution).

Note Receivable Due from Verizon

Prior to the spin-off from Verizon, Idearc had a financial services agreement with Verizon Financial Services, LLC that allowed the Company to contribute to or have internal access to working capital funds. The financial services agreement specified that certain Verizon affiliates would borrow or advance funds on a day-to-day (demand) basis to finance its ordinary business and capital requirements. Since these borrowings and advances were based on a variable interest rate and demand note basis, the carrying value of the note approximated its fair market value.

On the date of the spin-off, the note receivable the Company and its subsidiaries had with Verizon Financial Services, LLC was settled in cash.

Property, Plant, Equipment and Depreciation

We record property, plant and equipment at cost. Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, which are presented in the following table:

Estimated Useful Lives (in years)
Land improvements and buildings	7-30
Leasehold improvements	1-5
Computer, data processing, and other equipment	3-7
Furniture and fixtures	7
Other	3-5

The cost of additions and improvements are capitalized and expenditures for repairs and maintenance, including the cost of replacing minor items not considered substantial betterments, are expensed as incurred. When property, plant and equipment assets are sold or retired, the related cost and accumulated depreciation are deducted from the accounts and any gains or losses on disposition are recognized in income. Property, plant and equipment accounts are reviewed for impairment whenever events or changes in circumstances may indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, “ Goodwill and Other Intangible Assets ,” impairment testing for goodwill is performed at least annually unless indicators of impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the entity level (the reporting unit). Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment. After applying the impairment test in 2006, our goodwill was not impaired.

Other Intangible Assets

Other intangible assets are comprised of internal-use software, which we capitalize if it has a useful life in excess of one year, in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Internal use software is amortized over a three to seven year period. Software maintenance and training costs are expensed in the period in which they are incurred.

Capitalized internal-use software costs are amortized using the straight-line method over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which only requires testing whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any indicators are present, a recoverability test is performed by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If the net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), an additional step is performed, which determines the fair value of the asset and records an impairment, if any. Each reporting period, the useful life of the intangible assets is reevaluated to assess whether events and circumstances warrant a revision in their remaining useful lives. Our other intangible assets were not impaired in 2006.

For information related to the carry amounts of goodwill and other intangible assets, see Note 7.

Debt Issuance Costs

Certain costs associated with the issuance of debt instruments are capitalized and included in non-current assets on the consolidated balance sheet. These costs are amortized to interest expense over the terms of the related debt agreements on a straight-line basis. Amortization of deferred financing costs included in interest expense was $1 million for the year ended December 31, 2006.

Stock-Based Compensation

Prior to the spin-off, we participated in Verizon’s employee stock-based compensation plans. Effective January 1, 2003, we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” using the prospective method (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”) for all new awards granted, modified or settled. Effective January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Payment” utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption.

As a result of the spin-off from Verizon, the awards outstanding under the Verizon plans vested for our eligible employees, and we recorded a pre-tax charge of $32 million ($20 million after-tax). The after-tax liabilities associated with these plans were then transferred to Verizon as part of the spin-off. The eligible employee awards will be paid by Verizon based on the original vesting schedule. See Note 13 for further information on stock-based compensation.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse. The Company had been included in Verizon’s consolidated federal and state income tax returns prior to spin-off and will file stand-alone returns for subsequent periods. However, the provision for income taxes in our consolidated financial statements prior to the spin-off was determined as if the Company filed its own consolidated income tax returns separate and apart from Verizon. See Note 14 for further information on income taxes.

Employee Benefit Plans

Prior to the spin-off from Verizon, we participated in certain Verizon benefit plans. Under those plans, pension, post-retirement health care and life insurance benefits earned during the year, as well as interest on projected benefit obligations, were accrued currently. Prior service costs and credits resulting from changes in plan benefits were amortized over the average remaining service period of the employees expected to receive benefits.

In December 2005, Verizon announced that participants in its management pension plans, including our management employees, will no longer earn pension benefits or earn service towards retiree medical subsidy after June 30, 2006. See Note 11 for additional information.

Effective with the spin-off, Idearc assumed sponsorship of the Idearc Pension Plan for Management Employees, the Idearc Excess Pension Plan and the Idearc Pension Plan for Collectively-Bargained Employees. These plans are substantially similar plans to the Verizon benefit plans. An initial pension asset transfer from Verizon to Idearc, equal to 90% of the estimated asset transfer, was completed shortly after the spin-off. The assets were transferred based on the requirements of Section 414(l) of the Code for all Idearc individuals whose benefits were transferred to the Idearc pension plan. The final transfer amounts, based on actuarial calculations, will be completed as soon as practical.

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158, “Employers Accounting for Defined Benefit Pension and Other Post Retirement Plans.” See Note 11 for additional information.

Employees also participate in savings plans that entitle participants to make contributions and receive Company matching contributions in accordance with the terms of the plan. Effective with the spin-off, Idearc established three defined contribution plans for the benefit of Idearc individuals. These plans are substantially similar to the Verizon Savings Plans.

Advertising Costs

Advertising costs, which are included in “Selling” and in “General and Administrative” expenses in the Consolidated Statements of Income, are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 were $39 million, $38 million and $44 million, respectively.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the number of weighted average common shares outstanding during the reporting period. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. There were no dilutive impacts for the years ended December 31, 2006, 2005 and 2004. For periods prior to November 17, 2006, basic and diluted earnings per share are computed using the number of shares of Idearc common stock outstanding on November 17, 2006, the date on which the Idearc common stock was distributed to the shareholders of Verizon.

The following table illustrates the calculation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004:

	Years ended December 31,
	2006	2005	2004
	(in millions, except per share amounts)
Income available to common shareholders	$772	$1,025	$972
Weighted-average common shares outstanding	146	146	146

Basic and diluted earnings per share	$5.29	$7.03	$6.66

Fair Values of Financial Instruments

The fair values of our cash and cash equivalents, trade receivables, short-term investments and accounts payable approximate their carry amounts due to their short-term nature. The fair values of our debt instruments are determined based on debt with similar maturities and credit quality and current market interest rates. Because our debt was issued near year end, the current carrying value of our debt approximates its fair value.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Idearc will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. We are currently evaluating the potential impact this standard will have on our financial position and results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS No. 157 on our consolidated financial position, results of operations and cash flow, respectively.

NOTE 2

Spin-off Transaction

In connection with the spin-off, there were several transactions recorded between the Company and Verizon. The transactions related to pre-spin-off activities and the actual spin-off transaction. There were also certain spin-off transactions that impacted the income statement.

Pre-Spin-Off Activities

Prior to the spin-off, several transactions were recorded that increased parent’s equity by $245 million. The most significant transaction totaled $188 million and pertained to recognizing the pension plan and other post-retirement benefits (“OPEB”) for the Company on a stand-alone basis in accordance with the application of pension and OPEB accounting standards (SFAS No. 87, No. 88 and No. 106). See Note 11 for further information. The remaining net adjustments of $57 million pertained to the transfer of several assets and liabilities between the Company and Verizon based on the terms and conditions of the spin-off transaction.

Spin-Off Transaction

As a result of the spin-off transaction, parent’s equity was reduced to zero through a reduction of $707 million, and a series of transactions were recorded to additional paid-in capital (deficit) totaling $8,786 million. On the date of the spin-off, we received the cash settlement of our intercompany notes receivable balance due from Verizon of $588 million. Also, the Company received cash proceeds from the issuance of long-term debt of $1,953 million ($1,965 million before debt issuance costs) and recorded $7,150 million of long-term debt ($7,063 million after debt issuance costs) associated with an exchange of debt with Verizon. The exchange of debt with Verizon of $7,150 million was recognized on our balance sheet as long-term debt, with an offsetting deferred debt issuance asset of $87 million. The net impact of $7,063 million was recorded to additional paid-in capital (deficit) resulting in a deficit equity position. No cash proceeds were received by Idearc. Upon receipt of the proceeds from the note receivable and long-term debt of $2,541 million, we paid a final cash distribution to Verizon of $2,429 million. Additionally, approximately 146 million of Idearc common shares were issued to Verizon shareholders as a dividend in the ratio of one share of the Company’s common stock for every 20 shares of Verizon common stock outstanding.

Income Statement Impact

We recorded a pre-tax charge of $39 million ($24 million after tax) in general and administrative expense associated with Verizon stock-based compensation awards, which vested as a result of the spin-off. This liability was then transferred to Verizon through parent’s equity as discussed above. Additionally, we incurred pre-tax non-recurring separation costs of $30 million ($26 million after tax) associated with becoming a stand-alone entity.

As a result of incurring $9,115 million of long-term debt, we will incur a significant amount of interest expense. Our results for the year ended December 31, 2006, only include interest expense from November 17, 2006, through December 31, 2006, of $86 million. For the year ended December 31, 2007, interest expense will be approximately $700 million, based on interest rates as of December 31, 2006.

NOTE 3

Sales of Business

During the second quarter of 2004, Verizon entered into an agreement to sell our directory markets in Hawaii. This transaction closed during the second quarter of 2005. In connection with this transaction, our Hawaii operations were transferred to our former parent at net book value with no gain or loss recognized by the Company. Hawaii results of operations are included in our financial statements through the second quarter of 2005 and do not exist in subsequent periods. Revenue was $22 million and $66 million in 2005 and 2004, respectively.

NOTE 4

Long-Term Printing Contract and Sale of Printing Assets

On February 16, 2006, we entered into a multi-year outsource printing agreement. Beginning in the second quarter of 2006, we outsourced all the printing services for our directories. Prior to this arrangement, we printed approximately 40% of our directories at our own printing plant facilities. By outsourcing all directory printing services, we expect to realize reduced printing and shipping costs over the contract term. Under a separate contract, we sold our existing printing plant assets. As a result, we terminated approximately 250 printing plant employees in the first half of 2006.

NOTE 5

Acquisition

On July 20, 2006, we purchased Inceptor Inc. (“Inceptor”), a provider of Internet search engine marketing technology, for approximately $16 million and assumed liabilities of $4 million. Inceptor was a privately held company with 45 employees. This transaction will help Superpages.com to further maximize Internet traffic to advertisers who want qualified sales leads. The transaction complements existing search engine marketing products that both companies provided. The historical operating results of Inceptor are not significant compared to the Company’s historical operating results. From the date of acquisition through December 31, 2006, we recorded $9 million of Internet revenue associated with Inceptor.

NOTE 6

Property, Plant and Equipment

The following table displays the details of property, plant and equipment as of December 31, which is stated at cost:

	At December 31,
	2006	2005
	(in millions)
Land, land improvements and buildings	$71	$68
Leasehold improvements	61	57
Computer, data processing, and other equipment	269	314
Furniture and fixtures	57	56
Other	16	16

	474	511
Less accumulated depreciation	331	347

Total	$143	$164

Depreciation expense for the years ended December 31, 2006, 2005 and 2004, was $42 million, $45 million and $46 million, respectively.

NOTE 7

Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the year ended December 31, 2006, were as follows:

(in millions)
Balance at December 31, 2005	$70
Acquisition	20
Goodwill reclassifications and other	(17)

Balance at December 31, 2006	$73

Goodwill of $20 million recorded associated with the acquisition noted above is tax deductible.

There were no changes to the carrying amount of goodwill during 2005.

Other Intangible Assets

The following table displays the details of other intangible assets at December 31:

	At December 31,
	2006	2005
	(in millions)
Internal use software:
Gross carrying amount	$272	$292
Less accumulated amortization	169	169

Net book value	$103	$123

Internal use software is amortized over a three to seven-year period. Amortization expense was $47 million, $46 million, and $40 million for the years ended December 31, 2006, 2005 and 2004, respectively. This expense is estimated to be $41 million in 2007, $30 million in 2008, $18 million in 2009, $7 million in 2010 and $2 million in 2011 for the software capitalized at December 31, 2006.

NOTE 8

Debt

Long-Term Debt

Outstanding long-term debt obligations are as follows:

			At December 31,
	Interest Rates	Maturities	2006	2005
			(in millions)
Senior secured credit facilities:
Revolving credit facility	LIBOR + 1.50%	2011	$—	$—
Tranche A facility	LIBOR + 1.50%	2009 – 2013	1,515	—
Tranche B facility	LIBOR + 2.00%	2006 – 2014	4,750	—

Total senior secured credit facilities			6,265	—
Senior unsecured notes	8.0%	2016	2,850	—

Total long-term debt, including current maturities			9,115	—
Less: current maturities of long-term debt			(48)	—

Long-term debt			$9,067	$—

Senior Secured Credit Facilities

On November 17, 2006, the Company entered into senior secured credit facilities (the “Credit Facilities”), which consist of: (a) Tranche A term loan facility of approximately $1,515 million (the “Tranche A Facility”), (b) Tranche B term loan facility of $4,750 million (the “Tranche B Facility”), and (c) a $250 million revolving credit facility (“Revolving Credit Facility”), which matures and is due on November 17, 2011. The Credit Facilities are guaranteed by substantially all of the Company’s subsidiaries and are secured by substantially all present and future assets of the Company and its subsidiaries.

Payments of principal and interest under the Tranche A Facility are due quarterly with principal payments beginning in 2009, and a final payment due at maturity on November 13, 2013. Principal payments under the Tranche A Facility amortize as a percentage of the total term loan in an amount per quarter equal to the following: 2009—1.25%; 2010—2.50%; 2011—3.75%; 2012—5.00%; 2013 (first three quarters)—12.50%;

Maturity—12.50%. The Tranche B Facility is payable in equal quarterly installments beginning in 2007 in an amount equal to 0.25% per quarter, with the balance due on the maturity date of November 17, 2014. At December 31, 2006, the interest rates on the Tranche A Facility and the Tranche B Facility were 6.85% and 7.35%, respectively.

At December 31, 2006, approximately $249 million was available for borrowing (net of $1 million of letters of credit issued) under the Revolving Credit Facility. The Company pays a commitment fee of 0.375% for the unused portion of the Revolving Credit Facility, calculated based on the daily unused amount and payable on a quarterly basis. Proceeds from the Revolving Credit Facility are available to pay fees and expenses related to the spin-off from our former parent, for working capital, and general corporate purposes.

Senior Unsecured Notes

The outstanding senior unsecured notes of $2,850 million (“Senior Unsecured Notes”) were issued under an indenture dated November 17, 2006. The Senior Unsecured Notes mature on November 17, 2016. Interest is payable semiannually (at 8% per year) in cash to holders of Senior Unsecured Notes of record beginning in March 2007. The Senior Unsecured Notes are general unsecured obligations of the Company and are effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such secured indebtedness. The Senior Unsecured Notes are not currently registered with the Securities and Exchange Commission, but the Company expects to register them in 2007.

Debt Covenants and Maturities

The Credit Facilities and Senior Unsecured Notes require the Company to comply with customary affirmative and negative covenants and includes customary events of default. Included in these covenants is a quarterly leverage ratio (total indebtedness to earnings before interest, taxes, depreciation and amortization, as defined) covenant calculation. Our financing arrangements contain restrictions on our ability to pay dividends on shares of our common stock based on meeting certain performance measures and complying with other conditions. At December 31, 2006, we are in compliance with all of our debt covenants.

Maturities of long-term debt outstanding at December 31, 2006, are $48 million in 2007, $47 million in 2008, $123 million in 2009, $199 million in 2010, $275 million in 2011 and $8,423 million thereafter.

NOTE 9

Leasing Arrangements

We lease certain facilities and equipment for use in our operations under operating leases. Total net rent expense under operating leases amounted to $32 million in 2006, $32 million in 2005 and $33 million in 2004.

The aggregate minimum net rental commitments under non-cancelable leases at December 31, 2006, are shown for the periods below:

Operating Leases
(in millions)
Years:
2007	$26
2008	19
2009	13
2010	7
2011	3
Thereafter	—

Total minimum rental commitments	$68

NOTE 10

Shareholders’ Equity (Deficit)

Common Stock

The Company has authorized 225 million shares of $.01 par value common stock. Holders of the Company’s common stock are entitled to one vote per share. In conjunction with the spin-off, 145,851,862 shares of common stock were issued to the shareholders of Verizon as a dividend in the ratio of one share of the Company’s common stock for every 20 shares of Verizon common stock outstanding.

Additional Paid-in Capital (Deficit)

The Company has a deficit in additional paid-in capital of $8,786 million due to the following transactions related to the spin-off from Verizon.

	At December 31,
	2006	2005
	(in millions)
Portion of final distribution to former parent	$(1,722)	$—
Issuance of common stock	(1)	—
Issuance of debt securities	(7,063)	—

Additional paid-in capital (deficit)	$(8,786)	$—

The final distribution to our former parent was $2,429 million, of which $1,722 million was recorded to additional paid-in capital (deficit) and $707 million was recorded as a reduction of parent’s equity.

The exchange of debt with Verizon of $7,150 million was recognized on our balance sheet as long-term debt, with an offsetting deferred debt issuance asset of $87 million. The net impact of $7,063 million was recorded to additional paid-in capital (deficit) resulting in a deficit equity position. No cash proceeds were received by Idearc. See Note 2 for additional information.

NOTE 11

Pension and Other Postretirement Benefit Costs

The Company’s pension plans are noncontributory defined benefit pension plans. The postretirement health care and life insurance plans (“OPEB”) for our retirees and their dependents are both contributory and noncontributory and include a limit on the Company’s share of cost for recent and future retirees. We use a measurement date of December 31 for our pension and postretirement health care and life insurance plans.

The pension and OPEB plans for some of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and Idearc may also periodically amend the benefits in the management plans.

Spin-off Transactions

Prior to the spin-off from Verizon, we participated in Verizon’s pension and OPEB plans. Pension and OPEB expenses and benefit payments were allocated to the Company based on Verizon’s allocation methodology. At December 31, 2005, we had a pension liability and OPEB liability of $232 million and $180 million, respectively. Effective with the spin-off, Idearc created its own employee pension and OPEB plans that are substantially similar to the Verizon plans. Pension plan assets were transferred from Verizon based on the requirements of Section 414(l) of the Internal Revenue Code for all Idearc individuals whose accrued benefits were transferred to an Idearc pension plan. This calculation resulted in the pension being transferred to the Company in an over-funded position. An initial pension asset transfer equal to 90% of the estimated asset transfer was completed after the spin-off and prior to December 31, 2006. The final transfer amount, an estimate of which is included in plan assets at December 31, 2006, will be based on actuarial calculations that will be completed as soon as practical.

The Company and Verizon calculated the Company’s pension and OPEB funded status on a stand-alone basis to reflect the terms of the spin-off transaction in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” As a result of the calculation, the pension liability of $214 million prior to the spin-off was adjusted to an asset of $142 million and the OPEB liability of $198 million prior to the spin-off was increased to $244 million. The net change of $310 million was reflected as an increase to parent’s equity of $188 million on an after-tax basis. See Note 2 for further discussion of other spin-off transactions.

Adoption of SFAS No. 158

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158, “Employers Accounting for Defined Benefit Pension and Other Post Retirement Plans.” SFAS No. 158 required us to recognize the funded status (i.e., the difference between the fair value of plan assets, and the benefit obligations) of our defined benefit pension and OPEB plans in our December 31, 2006, balance sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represents the unrecognized net actuarial losses, and unrecognized prior service costs, all of which were previously netted against the plans’ funded status pursuant to the provisions of SFAS No. 87 and No. 106. These amounts will continue to be recognized as a component of future net periodic benefit cost. Further, actuarial gains and losses that arise in future periods and are not recognized as net periodic cost in the same periods will be recognized as a component of other comprehensive loss. Those amounts will also be recognized as a component of future net periodic benefit cost.

The incremental effects of adopting the provisions of SFAS No. 158 on our balance sheet at December 31, 2006, resulted in an increase to the pension over-funded status of $25 million and an increase to the OPEB under-funded status of $148 million. The after-tax impact of these adjustments of $68 million was recorded as an increase to accumulated other comprehensive loss as of December 31, 2006. The adoption of SFAS No. 158 had no effect on our consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect our operating results in future periods.

Benefit Costs

The components of benefit costs are as follows:

	Pension			Health Care and Life
	At December 31,			At December 31,
	2006	2005	2004	2006	2005	2004
	(in millions)			(in millions)
Net periodic benefit cost	$13	$19	$19	$34	$29	$33
Income deferral plan charge	7	—	—	—	—	—
Settlement loss	—	—	10	—	—	—
Curtailment loss (gain)	(4)	11	—	—	(11)	—

Total cost	$16	$30	$29	$34	$18	$33

In 2006, as a result of the spin-off from Verizon, we recorded a charge of $7 million pretax ($4 million after tax) associated with the Income Deferral Plan. This liability was subsequently transferred to Verizon.

In December 2005, Verizon announced that Verizon management employees will no longer earn pension benefits or earn service towards the Company retiree medical subsidy after June 30, 2006. In addition, new management employees hired after December 31, 2005, are not eligible for pension benefits, and managers with less than 13.5 years of service as of June 30, 2006, are not eligible for Company-subsidized retiree healthcare or retiree life insurance benefits. Beginning July 1, 2006, management employees received an increased Company match on their savings plan contributions.

As a result of these changes, we recorded a loss of $11 million for pension curtailments and a gain of $11 million in 2005 for retiree medical curtailments, which were recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “ Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

We recorded pension settlement losses of $10 million in 2004 related to employees that received lump-sum distributions in connection with the voluntary separation plan that commenced in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88, which requires that settlement losses be recorded once prescribed payment thresholds have been reached.

The following tables summarize benefit costs subsequent to the spin-off, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans for 2006. The structure of Verizon’s benefit plans does not provide for the separate determination of certain disclosures for our Company for periods prior to the spin-off on November 17, 2006.

	Pension	Health Care and Life
	(in millions, except % amounts)
Change in benefit obligation:
At November 17, 2006	$639	$400
Service cost	1	1
Interest cost	4	2
Actuarial (gain)/loss, net	(42)	(13)
Benefits paid	(8)	—
Other	—	2

Benefit obligations at December 31, 2006	$594	$392

Change in plan assets:
At November 17, 2006	$754	$—
Actual return on plan assets	14	—
Company contributions	1	—
Benefits paid	(8)	—

Plan assets at December 31, 2006	$761	$—

Funded status at December 31, 2006 (plan assets less benefit obligations)	$167	$(392)

Amounts recognized in statement of financial position:
Noncurrent assets	$174	$—
Current liabilities	—	(22)
Noncurrent liabilities	(7)	(370)

Net asset/(liability) at end of year	$167	$(392)

Amounts recognized in accumulated other comprehensive loss (pre-tax):
Actuarial (gain)/loss, net	$(40)	$109
Prior service cost	15	39

	$(25)	$148

	Pension	Health Care and Life
	(in millions, except % amounts)
Weighted-average assumptions, at December 31, 2006:
Discount rate	6.00%	6.00%
Rate of compensation increase	4.00%	4.00%
Initial trend rate	—	10.00%
Ultimate trend rate	—	5.00%
Year attained	—	2011

Components of net periodic benefit cost subsequent to the spin-off:
Service cost	$1	$1
Interest cost	4	2
Expected return on assets	(6)	—
Actuarial (gain)/loss, net	—	1

Net periodic benefit cost (income)	$(1)	$4

Estimated amounts to be amortized from accumulated other comprehensive loss during 2007:
Actuarial (gain)/loss	$—	$4
Prior service cost	1	2

Total amount to be amortized	$1	$6

Weighted-average assumptions used for determining benefit cost:
Discount rate	5.75%	5.75%
Expected return on plan assets	8.50%	N/A
Rate of compensation increase	4.00%	4.00%
Initial trend rate	—	10.00%
Ultimate trend rate	—	5.00%
Year attained	—	2011

Expected benefit payments (including Medicare Part D Subsidy):
2007	$31	$23
2008	32	25
2009	36	26
2010	39	28
2011	59	30
2012 to 2016	296	154

The accumulated benefit obligation for the Company’s pension is $583 million at December 31, 2006.

Pension Plan Assets

The asset allocations for the pension plans by asset category at December 31, 2006, are as follows:

Asset category	Percentage
Equity securities	71%
Debt securities	24%
Cash or cash equivalents	5%

Total	100%

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including: current market interest rates and valuation levels, consensus earnings expectations, and historical long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area.

Health Care Trend Impact—One Percentage Point:

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	Increase	Decrease
	(in millions)
Effect on total service and interest cost for 2006	$3	$(2)
Effect on December 31, 2006, postretirement benefit	37	(30)

Assumptions Prior to Spin-off

The structure of Verizon’s benefit plans does not provide for the separate determination of certain disclosures for the Company for periods prior to the spin-off on November 17, 2006. Accordingly, we have provided the Verizon assumptions associated with 2005 and 2004. The actuarial assumptions used are based on market interest rates, past experience, and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations.

The weighted-average assumptions used in determining benefit obligations are as follows:

	Pension		Health Care and Life
	At December 31,		At December 31,
	2005	2004	2005	2004
Discount rate	5.75%	5.75%	5.75%	5.75%
Rate of future increases in compensation	4.00	5.00	4.00	4.00

The weighted-average assumptions used in determining net periodic cost are as follows:

	Pension		Health Care and Life
	Years Ended December 31,		Years Ended December 31,
	2005	2004	2005	2004
Discount rate	5.75%	6.25%	5.75%	6.25%
Expected return on plan assets	8.50	8.50	7.75	8.50
Rate of compensation increase	5.00	5.00	4.00	4.00

The assumed health care cost trend rates are as follows:

	Health Care and Life
	At December 31,
	2005	2004
Health care cost trend rate assumed for next year	10.00%	10.00%
Rate to which cost trend rate gradually declines	5.00%	5.00%
Year the rate reaches level it is assumed to remain thereafter	2010	2009

NOTE 12

Employee Benefits

Prior to the spin-off from Verizon, we participated in Verizon’s benefit plans. Effective with the spin-off, Idearc created its own employee benefit plans that are substantially similar to the Verizon plans.

Savings Plans

We sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. Substantially all of our employees are eligible to participate in these plans. Effective with the spin-off, Idearc established three defined contribution plans for the benefit of Idearc individuals. These plans are substantially similar to the Verizon Savings Plans. Under these plans, a certain percentage of eligible employee contributions are matched with Company cash allocated to the participants’ current investment elections. We recognize savings plan expenses based on our matching obligation attributable to our participating employees. We recorded total savings plan expenses of $23 million, $17 million and $16 million in years 2006, 2005 and 2004, respectively.

Severance Benefits

We maintain ongoing severance plans for both management and associate employees, which provide benefits to employees that are terminated. The costs for these plans are accounted for under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits.” We accrue for severance benefits based on the terms of our severance plans over the estimated service periods of the employees. The accruals are also based on the history of actual severances and expectations for future severances.

The following table provides an analysis of our severance liability:

Year	Beginning of Year	Charged to Expense (1)	Payments	Other	End of Year
	(in millions)
2006	$16	4	(12)	—	$8
2005	$18	4	(5)	(1)	$16
2004	$104	—	(80)	(6)	$18

(1)	Includes accruals for ongoing employee severance.

NOTE 13

Stock-Based Compensation

Prior to the spin-off from Verizon, the Company participated in the Verizon Communications Long Term Incentive Plan. Under this plan, Verizon granted stock options, restricted stock units and performance stock units to employees. Compensation expenses for these awards were $56 million, $24 million, and $16 million for the years ended December 31, 2006, 2005 and 2004, respectively. As a result of the spin-off from Verizon, the awards under the plans vested for our eligible employees and the Company recorded a charge associated with these plans of $32 million ($20 million after-tax), which is included in the $56 million compensation expense recorded in 2006. The after-tax liabilities associated with these plans were then transferred to Verizon as part of the spin-off. The awards will be paid by Verizon based on the original vesting schedule. Subsequent to the spin-off through December 31, 2006, we have granted no stock awards.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) “Share-Based Payment” utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption. There was no impact to the Company.

Previously, effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” using the prospective method (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”) for all new awards granted, modified or settled after January 1, 2003.

NOTE 14

Income Taxes

Prior to the spin-off, the Company had been included in Verizon’s consolidated federal and state income tax returns. The provision for income taxes in our consolidated financial statements prior to the spin-off has, however, been determined as if the Company filed its own consolidated income tax returns separate and apart from Verizon. Subsequent to the spin-off, the Company will file stand-alone returns.

Idearc entered into a tax sharing agreement with Verizon, which governs Verizon’s and Idearc’s respective rights, responsibilities and obligations with respect to tax liabilities and benefits, the preparation and filing of tax returns, the control of audits and other tax matters. The tax sharing agreement generally allocates responsibility for tax liabilities for periods prior to and subsequent to the spin-off and provides that Idearc will be required to indemnify Verizon and its affiliates against all tax-related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for United States federal income tax purposes to the extent these liabilities arise as a result of any action taken by Idearc or any of Idearc’s subsidiaries following the spin-off or otherwise result from any breach of any representation, covenant or obligation under the tax sharing agreement or any other agreement entered into by Idearc in connection with the spin-off.

The components of the provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Current
Federal	$449	$536	$432
State and local	97	85	86

	546	621	518

Deferred
Federal	(45)	9	97
State and local	(10)	2	26

	(55)	11	123

Total provision for income taxes	$491	$632	$641

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

	Years Ended December 31,
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	4.5	3.4	4.5
Other, net	(0.6)	(0.3)	0.2

Effective income tax rate	38.9%	38.1%	39.7%

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets/liabilities are shown in the following table:

	At December 31,
	2006	2005
	(in millions)
Deferred income tax assets:
Employee benefits	$123	$182
Uncollectible accounts receivable	29	31
Contingent liabilities	46	41

Gross deferred income tax assets	198	254

Deferred income tax liabilities:
Depreciation	46	60
Deferred directory costs	48	48
Debt issuance costs	33	—

Gross deferred income tax liabilities	127	108

Net deferred income taxes	$71	$146

Amounts included in consolidated balance sheets:
Current deferred tax assets	$50	$33
Non-current deferred tax assets	21	113

	$71	$146

No valuation allowance was recorded in 2006 and 2005, because we believe that based on all available evidence it is more likely than not that the gross deferred tax assets will be realized. In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

NOTE 15

Segment Information

We are managed as a single business segment. Our multi-product business primarily comprises yellow and white pages directories, Superpages.com, our online directory and search services, and Superpages Mobile, our directory and information services on wireless telephones. These products are all offered by our sales force that is located in local markets across the United States.

NOTE 16

Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Balance Sheet Information

	At December 31,
	2006	2005
	(in millions)
Accounts Receivable
Amounts billed by Verizon on behalf of Idearc	$76	$114
Amounts billed by Idearc	318	318
Other	7	14

	401	446
Less: allowance for doubtful accounts	76	80

	$325	$366

Accounts Payable and Accrued Liabilities
Accounts payable	$38	$82
Accrued expenses	86	76
Accrued vacation pay	24	25
Accrued salaries and wages	75	46
Accrued taxes	143	103
Accrued interest	46	—

	$412	$332

Cash Flow Information

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Cash Paid (Received)
Income taxes, net of amounts refunded	$433	$480	$390
Interest	10	(15)	(11)

NOTE 17

Transactions with Verizon and Related Subsidiaries

Transition Services Agreement

On November 17, 2006, we entered into a Transition Services Agreement with Verizon, pursuant to which Verizon and its affiliates will provide specified services to the Company on an interim basis. Among the principal services provided by Verizon are information technology application and support services, as well as data center services. The Transition Services Agreement generally provides for services to be performed through 2007, followed by transition activities through February 17, 2008, unless a particular service is terminated sooner pursuant to the agreement. We will generally be able to terminate a particular service on 30 days’ advance notice, subject to extension by Verizon of up to an additional 30 days.

We will pay Verizon approximately $30 million in fees (exclusive of reimbursements of third party cost) for services provided pursuant to the Transition Services Agreement, assuming each service runs for the full period as contemplated by the Transition Services Agreement.

We have agreed to indemnify Verizon and its affiliates against any third-party claims related to the Transition Services Agreement, except to the extent a claimed loss is determined finally in an arbitration proceeding to have been caused by Verizon or its affiliates’ breach of the agreement. We also have agreed to indemnify Verizon and its affiliates against any taxes owed to them under the agreement, plus incurred costs and expenses. Our indemnification obligations are not subject to a monetary cap.

Financial Statement Transactions

Our consolidated financial statements include the following transactions with Verizon and related subsidiaries:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Dividends paid and returns of capital	$652	$1,058	$934
Net transactions with former parent related to spin	2,429	—	—
Operating expenses	105	100	106
Interest expense (income), net	(24)	(14)	(4)

We reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon for our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited us. In addition, we reimbursed Verizon for general corporate costs that indirectly benefited us, including costs for activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on our size relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

In addition, we paid dividends and other distributions to Verizon based upon available cash balances and the spin-off transaction.

NOTE 18

Contingencies

Litigation

The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which we operate.

We establish reserves for specific liabilities in connection with regulatory and legal actions that we deem to be probable and estimable. No material amounts have been accrued in our financial statements with respect to any matters. In other instances, including the matters described below, we are not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below will have a material effect on our financial condition or results of operations.

We are currently subject to a class action lawsuit and a purported class action lawsuit from current and former sales representatives located in California, New York, Pennsylvania and New Jersey. The plaintiffs in these cases claim that we reduced their incentive pay through offsets for cancellations, non-renewals and credits on customer accounts and shifted a general business risk of loss to our sales representatives through the assignment of accounts that we allegedly knew would not renew their purchases, or would renew them at a lower level. The plaintiffs seek amounts that they allege were unlawfully deducted from their wages, civil penalties, interest, attorneys’ fees and costs. Some of the plaintiffs also seek amounts for overtime they allege they worked for which they were not paid. These cases are at varying stages of defense and the ultimate outcome is not determinable.

We are subject to an alleged patent infringement action that was filed on November 15, 2006, with the U.S. District Court for the Eastern District of Texas. The plaintiff, an English Wales corporation, filed its complaint alleging that it is the owner of U.S. Patent No. 5,930,474 entitled “Internet Organizer for Accessing Geographically and Topically Based Information.” Plaintiff claims that the defendants’ Superpages.com site utilizes technology that infringes its patent and that the defendants, through their agents and employees have induced the infringement or contributory infringement of the patent. Plaintiff seeks an order from the court that finds that the defendants infringed the patent, injunctive relief, and monetary damages. Defendants’ filed a responsive pleading to the complaint on February 9, 2007. The ultimate outcome of this case is not determinable.

NOTE 19

Quarterly Financial Information (Unaudited)

Quarter Ended	Operating Revenue	Operating Income	Net Income	Earnings per Share (1)
	(in millions, except per share amounts)
2006
March 31	$813	$358	$223	$1.53
June 30	802	325	202	1.38
September 30	805	377	248	1.70
December 31 (2)	801	263	99.68
2005
March 31	$869	$429	$265	$1.82
June 30	850	402	251	1.72
September 30	834	434	272	1.86
December 31	821	376	237	1.63

(1)	The number of shares issued for the spin-off of Idearc on November 17, 2006, was approximately 146 million. For basic and diluted earning per share calculations it was assumed that approximately 146 million shares were outstanding for all periods presented. No additional shares were issued through December 31, 2006.
(2)	The quarter ended December 31, 2006 includes a $39 million ($24 million after tax) charge associated with Verizon stock based compensation awards, $28 million ($25 million after tax) of nonrecurring separation costs and $86 million ($53 million after tax) of interest expense recorded since November 17, 2006.

NOTE 20

Subsequent Event

On March 6, 2007, Idearc entered into an interest rate swap to pay fixed and receive floating rate interest to hedge the variability in cash flows attributable to changes in the benchmark interest rate (LIBOR). The swap hedges the first nine interest rate payments on the first $1,710 million of the $4,750 million Tranche B Facility already outstanding (or its replacement) starting March 16, 2007 and ending March 31, 2009. This swap will allow us to comply with our debt covenant that essentially requires that at least 50% of our debt be subject to fixed rates for a minimum of two years. We do not enter into financial instruments for trading or speculative purposes. See Note 8 for additional information regarding our long-term debt.

Idearc Inc.

Offer to Exchange

$2,850,000,000 Outstanding 8% Senior Notes due 2016

for $2,850,000,000 Registered 8% Senior Notes due 2016

PROSPECTUS

May 7, 2007